ALWAYS A NEW PROJECT...


10015983

HORNBACH

Es gibt immer was zu tun.

ANNUAL REPORT 2009|2010

HORNBACH-BAUMARKT-AG GROUP

Structure of consolidated balance sheet
(€ million)


Assets
Equity and liabilities
1,425
1,425
Cash and cash equivalents
236/
Inventories, trade
receivables and other assets
592/
Non-current assets
597/
Current liabilities
/360
Non-current liabilities
/474
Shareholders' equity
/591
2.28.2009
2.28.2009
(Rounded up/down to nearest € million)

Earnings before interest, taxes, depreciation and amortization (EBITDA)
(€ million)


Financial year
05 I 06
06 I 07
07 I 08
08 I 09
09 I 10
0
20
40
60
80
100
120
140
160
180
200

Earnings before taxes
(€ million)


Financial year
05 I 06
06 I 07
07 I 08
08 I 09
09 I 10
0
10
20
30
40
50
60
70
80
90
100
110
120
130

CONTENTS

Key Group, Financial and Operating Data

Amounts shown in € million, unless otherwise stated	Change in 2009/2010 financial year on previous year	2009/2010	2008/2009	2007/2008	2006/2007	2005/2006	2004/2005	2003/2004	2002/2003	2001/2002	2000/2001
		IFRS									HGB
Sales and earnings figures [1]											
Net sales	3.4%	2,686	2,599	2,469	2,392	2,234	2,094	1,923	1,628	1,439	1,314
of which in other European countries	4.2%	1,109	1,065	962	862	788	688	611	424	317	266
Sales growth as % of net sales		3.4	5.2	3.2	7.1	6.7	8.9	18.2	13.1	9.5	10.5
EBITDA [2]	-12.5%	169	193	142	160	137	152	127	103	118	114
as % of net sales		6.3	7.4	5.7	6.7	6.1	7.3	6.6	6.4	8.2	8.7
EBIT [3]	-15.8%	115	137	79	96	70	91	65	46	65	64
as % of net sales		4.3	5.3	3.2	4.0	3.1	4.3	3.4	2.8	4.5	4.8
Earnings before taxes and extraordinary result	-21.5%	96	122	56	73	44	68	44	25	46	42
as % of net sales		3.6	4.7	2.3	3.0	1.9	3.2	2.3	1.6	3.2	3.2
Net income for the year	-28.1%	68	95	47	61	25	43	28	14	30	23
as % of net sales		2.5	3.7	1.9	2.5	1.1	2.1	1.5	0.9	2.1	1.8
Gross margin as % of net sales		36.8	36.6	36.3	36.0	35.7	36.4	35.7	35.3	36.4	36.2
Store expenses as % of net sales [4]		29.6	29.1	29.4	29.0	29.5	28.8	28.6	28.9	29.1	28.5
Costs of central administration as % of net sales [4]		4.1	4.1	4.1	3.9	4.1	3.9	3.7	4.0	4.1	3.8
Pre-opening expenses as % of net sales [4]		0.1	0.3	0.3	0.2	0.5	0.5	0.6	1.1	0.6	0.7
Cash flow figures											
Cash flow from operating activities	26.4%	156	124	67	197	16	124	46	36	62	62
Investments	-16.6%	68	82	105	88	144	92	71	129	113	78
Proceeds from divestments		3	66	43	40	96	23	39	2	82	2
Earnings potential [5]	21.4%	160	132	74	202	27	134	57	55	71	71
Earnings potential as % of net sales		6.0	5.1	3.0	8.4	1.2	6.4	3.0	3.4	4.9	5.4
Dividend payments	0.0%	13.7	13.7	13.6	13.5	13.2	13.1	13.1	13.1	13.1	13.0
Balance sheet and financial figures											
Total assets	1.0%	1,439	1,425	1,351	1,331	1,286	1,274	1,162	1,093	1,020	840
Non-current assets	6.4%	601	565	569	616	612	635	638	664	589	465
Inventories	-13.8%	428	496	479	446	496	426	425	363	323	278
Cash and cash equivalents	25.2%	296	236	167	193	72	143	49	23	50	30
Shareholders' equity	10.7%	655	591	516	471	415	399	363	350	350	261
Shareholders' equity as % of total assets		45.5	41.5	38.2	35.4	32.3	31.3	31.3	32.0	34.3	31.0
Return on shareholders' equity based on net income %		11.0	17.1	9.4	13.7	6.1	11.4	7.9	4.1	8.6	8.3
Net working capital	-10.5%	312	349	345	306	407	317	306	240	232	221
Additions to non-current assets	-18.8%	68	84	105	87	140	88	73	140	110	77
Inventory turnover rate per year		3.7	3.4	3.4	3.3	3.1	3.1	3.1	3.1	3.0	3.2
Retail store data											
Number of stores		131	129	125	120	124	117	110	102	91	82
of which: in Germany		92	92	91	89	92	88	83	78	75	70
in other countries		39	37	34	31	32	29	27	24	16	12
Like-for-like sales growth in %		0.7	1.4	-0.2	4.0	0.5	1.5	5.2	1.5	1.4	2.5
Sales area in m² (based on BHB)	2.3%	1,480,216	1,446,794	1,384,901	1,307,572	1,319,484	1,198,209	1,115,900	1,014,685	887,427	791,429
Weighted average net sales per m² in €	-0.6%	1,828	1,839	1,810	1,833	1,753	1,796	1,804	1,699	1,705	1,729
Average store size in m²	0.7%	11,299	11,215	11,079	10,896	10,641	10,241	10,145	9,948	9,752	9,652
Weighted average sales per store		20.7	20.6	20.1	19.9	18.7	18.4	18.3	16.9	16.6	16.7
Other information											
Employees – annual average – converted into full-time equivalents	3.2%	11,357	11,005	10,528	10,091	10,046	9,407	8,499	7,464	6,733	6,122
Sales per employee in € 000s	0.2%	237	236	235	237	222	223	226	218	213	215
Number of shares		15,903,500	15,740,060	15,685,020	15,506,120	15,200,320	15,097,830	15,011,500	15,011,500	15,011,500	15,011,500
Earnings per share in € [6]	-28.5%	4.32	6.04	2.98	3.95	1.64	2.88	1.86	0.96	1.99	1.42

[1] Starting in the 2003/2004 financial year: other taxes (e.g. property tax) have been included under operating expenses
[2] Earnings before interest, taxes, depreciation and amortization; starting in the 2007/2008 financial year: including other taxes
[3] Earnings before interest and taxes; starting in the 2007/2008 financial year: including other taxes
[4] Starting in the 2003/2004 financial year: excluding interest
[5] Cash flow from operating activities, plus pre-opening expenses
[6] Prior to the 2001/2002 financial year: earnings based on DVFA/SG

ANNUAL REPORT 2009|2010

Family life is very important to the Baumanns. Three generations live together under one roof in the same house. As the years go by the family has changed and so have its living requirements. This annual report shows you how the Baumanns have improved their home – with HORNBACH's support – in numerous projects over the years.



1956: practice makes perfect – lending a hand in building the house.



1974: my first pay packet – and time to move in with Karin at last.



1992: a major rebuild – and the boys' chance to show what they can do.



1999: holiday at home in the new garden – it was worth all the work.



2007: hardly any energy costs thanks to the new house front and stove.



Our house takes shape. A big step taken, the fabric is complete.



Next door's children are curious. Our building site is a tempting playground.

Home sweet home. (1956)

"I can do that myself". That's what I heard my father say most often. He couldn't do absolutely everything on the house himself, of course, and sometimes called in the professionals. He was a model of hard work and we learnt a lot from him. The new house, its large garden and the small stable were one huge playground for us children.

COMPANY PROFILE



After endless hard work,
the house is ready at last.



COMPANY PROFILE

Sales performance of the HORNBACH-Baumarkt-AG Group
(net, € million)



Financial year
00 I 01
01 I 02
02 I 03
03 I 04
04 I 05
05 I 06
06 I 07
07 I 08
08 I 09
09 I 10
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800

The HORNBACH Group is characterized by its ability to respond to the challenges of trading in DIY, home improvement and garden products, and to set new standards in the process.

Since 1877, five generations of the Hornbach family have been active in almost all areas of the construction sector – in the building trade, as manufacturers of prefabricated components and since 1900 as builders' merchants.

As one of the pioneers in Germany and Europe, HORNBACH opened its first DIY store in 1968 and combined it with a garden center – at its time unique in Europe. This combination has since developed to become a European standard in the DIY sector today.

In the second half of the 1980s, HORNBACH added a new dimension to the market with its concept of large DIY and home improvement megastores with garden centers. Today, an impressively presented range of around 50,000 top quality DIY and gardening articles is available to DIY customers in spacious stores and at permanently low prices. Well-trained, service-oriented employees make project customers and DIY enthusiasts, especially those on the lookout for solutions for extensive renovation and construction projects, the focus of their activities.

The consistent implementation of the company's concept, coupled with the high expectations it places in the quality of its locations, its stores, its product range and employees, have facilitated the dynamic growth shown by the company in recent years and form the basis for further expansion. With an average sales area of more than 11,000 m² per store, HORNBACH has underlined its unique position in the DIY megastore with garden center segment and also has the highest level of sales area productivity of any of the leading DIY companies in Germany. In the 2009/2010 financial year, the HORNBACH-Baumarkt-AG Group generated net sales of € 2,686 million.

At the balance sheet date on February 28, 2010, HORNBACH-Baumarkt-AG operated 131 DIY megastores with garden centers across Europe (92 of which in Germany) with total sales areas of around 1.48 million square meters.

Following the company's successful entry into the Austrian market in August 1996, it has consistently pressed ahead with its expansion into neighboring European countries. Stores were subsequently opened in the Netherlands, Luxembourg and the Czech Republic. The company's international growth continued with its expansion to Switzerland, Sweden and Slovakia. The entry into the Romanian market followed in the summer of 2007. As of February 28, 2010, the company was operating a total of 39 DIY megastores with garden centers in eight countries outside Germany. The international share of consolidated sales reached 41.3% in the 2009/2010 financial year and is set to rise consistently in future. The Group will nevertheless also continue to pursue opportunities for expansion in Germany.

HORNBACH-Baumarkt-AG is a publicly listed stock corporation. The ordinary shares in the company (ISIN DE0006084403) are listed on the German Stock Exchange and have been admitted to the subsection of the official market involving additional admissions obligations (the "Prime Standard"). Of approximately 15.9 million ordinary shares in the company, 76.4% are held by HORNBACH HOLDING AG, while 18.4% are owned by independent shareholders. The British retail group Kingfisher plc held a stake of around 5.2% at the balance sheet date. HORNBACH is also present in the debt market with a corporate bond issued in November 2004 with a ten-year term and an interest coupon of 6.125% (ISIN: XS0205954778).

HORNBACH's DIY market share in Germany
(in %)


Financial year
05 I 06
06 I 07
07 I 08
08 I 09
09 I 10
0
1
2
3
4
5
6
7
8
9
10



It was a really cold winter. Thankfully, there was plenty to do indoors.



The old wallpaper wasn't quite to our taste.

Blessed with children. (1974)

I moved out quite young to start my apprenticeship. That's also when I met Karin. After three years we decided to move in together at my parent's house. We now had the ground floor just for ourselves and wanted to model it along our own lines. We got going quickly, after all the first child was already on the way.

TO OUR SHAREHOLDERS



We got all the small things done ourselves. There were enough of those to be done.



Sebastian was the first one to check out the new apartment.

TO OUR SHAREHOLDERS

Dear Shareholders,

2009 was not a good year for those with weak nerves. At no time since the end of World War Two has the global economy been as severely shaken as it was by the financial crisis, a story whose final chapters have seemingly still to be written. Gross domestic product fell by 4.2% as an annual average in the European Union and by 5% in Germany in 2009. Markets in Eastern Europe mostly suffered even worse downturns. The loss of purchasing power and general insecurity among European consumers triggered by the economic crisis also left their marks on the retail sector. Optimal conditions for a successful financial year at an international retail company certainly do not look like this.

Despite all these obstacles, the HORNBACH-Baumarkt-AG Group can look back on a very successful 2009/2010 financial year. We increased our consolidated sales by 3.4% to almost € 2.7 billion. Our net sales in Germany grew by 2.8%. Outside Germany, we posted sales growth of 4.2%, including sales at our two newly opened international stores (in Switzerland and Romania).

On a like-for-like basis, i.e. excluding sales at newly opened stores and store extensions, we improved our sales by 0.7% across the Group. We were especially pleased by the like-for-like sales growth of 1.8% in our home market, where we expanded our market share, based on all German DIY and garden stores, from 8.5% to 8.7%.

The much-cited crisis thankfully only made itself felt to a moderate extent and in a small number of stores. In most West European countries, the recession failed to leave any negative mark on our business. In Western Europe as a whole (excluding Germany), we posted even stronger like-for-like sales growth than in our home market. So when we talk about problems, these only refer to the substantial year-on-year reduction in sales in Eastern Europe, where we currently operate eleven HORNBACH DIY megastores with garden centers in Romania, Slovakia and the Czech Republic. These countries are in some cases highly integrated into the international export sector and were thus hit especially hard by the recession. Unemployment and personal bankruptcy figures rose far more sharply here than in other areas of Europe. Massive depreciation in the Czech and Romanian national currencies put a further damper on private consumer spending. That we should report a significant downturn in sales in these countries is therefore no real surprise – and all the less so if we glance at previous financial years and see that the growth rates achieved in Eastern Europe in the past, which were way above the Group's average figures, mean that the standards by which we measure our performance there were extremely high.

What's important to us is that, thanks to our distribution of risks among our European store network, we could more than compensate for the downturn in sales in some of our regions with pleasing sales growth in others. So, enough about sales.

One area where we can truly afford to be satisfied is our earnings performance in the past 2009/2010 financial year or, more precisely, the development in our operating earnings strength. Anyone just looking at the profits reported for the HORNBACH-Baumarkt-AG Group in the overview of key figures might well ask how we reach this positive assessment of our earnings performance, given that all key earnings figures fell short of their equivalents in the previous year. EBITDA, for example, fell by 13% to € 169 million, operating earnings (EBIT) by 16% to € 115 million, and consolidated net income by 28% to € 68 million. To answer this question, we must, as the saying goes, compare apples with apples, rather than with oranges, i.e. adjust the results reported to exclude the impact of one-off non-operating items.

Earnings for the previous 2008/2009 financial year were significantly affected by non-operating profits in the real estate segment due to disposals of land not required for operations and sale and leaseback transactions (together accounting for around € 37 million). Consistent with the budget, however, no such disposal gains were generated in 2009/2010. If operating earnings (EBIT) are adjusted for these non-operating one-off items, what remains is the operative

EBIT, which reflects the earnings performance of the core business. This way, it can be seen that adjusted operating earnings at the HORNBACH-Baumarkt-AG Group rose by 13%. That represents a substantial improvement in operating earnings power, and one clearly disproportionate to the development in the Group's sales.

This increase in operating earnings strength was chiefly driven by like-for-like sales growth in Germany and Western Europe as a whole, a slight improvement in the gross margin and more favorable pre-opening and administration expense ratios in the DIY store segment.

Over and above this, we are also proud of the further substantial reduction we achieved in store inventories in the past financial year. This was partly facilitated by the benefits of the integrated new merchandise system, whose group-wide rollout we completed in the year under report. The resultant increase in the inventory turnover rate from 3.4 to 3.7 significantly reduced the volume of capital committed, thus contributing to the further improvement in the Group's liquidity.

We see the results for the 2009/2010 financial year as providing further confirmation of our course of sustainable growth. We would like our shareholders to enjoy a fair share of this success. At last year's Annual General Meeting, we mentioned the possibility of raising the dividend if our earnings situation showed sustainable positive developments in spite of the macroeconomic uncertainties. We have achieved this goal. The Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG will therefore propose an increase in the dividend from € 0.87 to € 1.00 for approval by the Annual General Meeting on July 8, 2010.

To enable us to meet our customers' needs even more closely, we will continue to fine-tune our unmistakable project store concept in future as well. That we have already made good progress in this respect is documented not least by the results of *Kundenmonitor 2009*, Germany's largest and most important consumer survey. Consumers ranked HORNBACH at the top of its sector. Out of 33 categories in total, we came first in 14 and second in 7, more than any other company in the sector. This survey of 30,000 consumers showed that DIY customers ranked HORNBACH first in the categories of "product range compared with competitors", "product selection and variety", "product quality", "timeliness/relevance of product range" and "intend to recommend to others". We were thus ahead of our competitors in eight out of the nine product range categories. What's more, we are particularly pleased to see that it is HORNBACH that sets the standards when it comes to "specialist advice".

These results spur us on to consistently enhance our business model and, by drawing on innovations, to break free of a market definition that has long become too narrow for our business. By expanding its range of target groups by offering new formats, such as kitchen centers or builders' merchant drive-in facilities, and new product ranges, such as electrical machines from Hitachi also meeting the highest standards of our professional customers, HORNBACH is increasingly becoming an all-round specialist store. We are thus not limited to the German DIY and garden store sector (market volume in 2009: € 21.7 billion), but are gradually tapping the potential of the overall DIY market which, according to BBE's broadest definition, has a sales volume of around € 200 billion in Germany alone.

On behalf of the entire Board of Management, I would like to thank our customers, shareholders, and business partners for their support and the trust they have placed in us on this, our exciting course of development. Most of all, I would like to thank our employees for their superb work, their creativity and their personal commitment.

Steffen Hornbach
Chairman of the Board of Management
HORNBACH-Baumarkt-AG



The self-same process 36 years later – one brick at a time.



The extension quickly took shape.



Only the garden took back stage due to all the building materials.

THE HORNBACH-BAUMARKT SHARE



The car's not the only one to be glad. The garage is finished already.

Making extra space. (1992)

Sebastian didn't remain an only child for long. It soon became a bit of squeeze for all of us. The small stable had to give way to an extension and a new garage. Once again, we had to admit that it wouldn't all be possible without professional help. All the children chipped in over the summer so we even managed to finish early.

THE HORNBACH-BAUMARKT SHARE

Share price performance: March 1, 2009 to February 28, 2010


180
170
160
150
140
130
120
110
100
90
80
March
April
May
June
July
August
September
October
November
December
January
February
2009 >>
2010 >>
HORNBACH-Baumarkt-AG (Xetra)
SDAX
MDAX
DAX
Index (100 = base March 1, 2009)

Rising like a phoenix from the ashes

In early 2009, it all looked like the stock markets were heading for a real catastrophe. Markets had been left reeling by the sharpest global economic downturn in decades and ongoing turmoil on the financial markets. There was a further marked increase in investors' risk averseness. Accordingly, credit risk premiums at financial debtors maintained their relentless rise as far as the first half of March. At the same time, share prices declined across the board. Once the global economy showed signs of sustained recovery, however, investors' confidence and appetite for risk began to return, and then picked up substantially as the year progressed. The indices quickly bottomed out and, thanks to high volumes of liquidity on the capital markets, set out on an unprecedented rally. The 2009 trading year thus ended on a more than reconciliatory note.

The DAX, Germany's leading index, which had lost more than a quarter of its value in the first nine weeks of the year, rose in the course of the year from its low at around 3,600 points (March 9, 2009) to almost 6,000 points. This was equivalent to an annual performance of more than 25% - following a downturn of around 40% in 2008. It was also its sharpest increase since 2005, and one few experts had expected.

This upward trend on international capital markets continued at the beginning of the new year as well. From mid-January 2010 onwards, however, positive macroeconomic signals began to be marginalized by political developments. Plans for stricter bank regulation and the prospect of financial institutions being obliged to shoulder some of the costs of the financial crisis triggered a worldwide drop in stock market prices. Not only that, equity and bond markets were significantly held back in the spring by the ever clearer signs of deteriorating state finances in some countries in the European Currency Union. This was particularly true of the precarious state of government finances in Greece, where the euro area countries and the International Monetary Fund (IMF) have agreed a rescue package with Athens. Most recently, this situation created severe turbulence on the bond and credit markets, and also put pressure on the euro.

HORNBACH-Baumarkt share gains ground

Within this capital market climate, the share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) more than maintained its ground in the course of the 2009/2010 financial year. Having opened the year at a Xetra price of € 23.39 (March 2, 2009), the share was initially drawn into the final turn of the downward spiral seen on stock markets since the beginning of the year, reaching its annual low at € 20.55 on March 11, 2009. This was followed by a period of consolidation at a level just above € 25 already reached in early April 2009. This development was supported by the return to a more positive assessment of the DIY store sector. Following unfavorable winter weather conditions, the sector regained much ground from April onwards, increasingly outperforming the overall retail sector in Germany. This development also fired investors' imaginations concerning our share price, especially since sales at HORNBACH's DIY megastores with garden centers once again outperformed the German sector on average in 2009.

Following the annual results press conference on May 27, 2009, the HORNBACH-Baumarkt share showed an impressive rally, benefiting as the year progressed from positive analysts' assessments concerning the Group, a favorable macroeconomic framework and positive sector announcements. In particular, the publication of our pleasing figures for the first quarter and first half of the financial year provided the share with enough of a boost to reach its annual high of € 39.79 (Xetra closing price on October 7, 2009). Compared with its annual low, the Baumarkt share price thus virtually doubled in a mere seven months. After this, the share marked time along with the overall market, fluctuating between € 35 and € 37. During the second half of the 2009/2010 financial year, the share's performance also absorbed the effects of the sale of two large packages of shares within the framework of the share option program in October and December 2009. The Baumarkt share concluded the 2009/2010 financial year at € 35.50 on February 26, 2010, equivalent to growth of 52% on its valuation twelve months earlier. The 30 largest German stock corporations listed in the Dax rose by 51% over the same period, while second-tier stocks in the MDax and SDax indices showed even more marked growth of 66% and 62%.

According to the experts, consumer stocks, which have already risen substantially since spring 2009, should also remain in demand in the near future. The reason stated for this assessment is the so-called crack-up boom. According to this hypothesis, the upturn generated by the gigantic stimulus measures introduced by governments and central banks will be accompanied by inflation. Given their dwindling purchasing power, consumers will then save less and spend more on cars, furniture, home electronics, construction materials, food and luxury goods. HORNBACH could also expect to benefit from this development, provided that the consumer climate was not impaired by unexpectedly high unemployment figures, sharp rises in energy prices or stagnating incomes.

The 2009/2010 financial year witnessed a marked increase in the interest shown in our share by investors compared with the previous year's period. Average Xetra trading volumes in the HORNBACH-Baumarkt share increased from around 900 to around 1,600 shares a day. This development was also supported by the exercising of options within the share option program at HORNBACH-Baumarkt-AG, which led to the issue of 163,440 new ordinary shares in the year under report (2008/2009: 55,040). Following the final exercise opportunities in December 2009, the share option program incepted in 1999 has now expired. The number of non-par ordinary shares grew from 15,740,060 to 15,903,500 at the balance sheet date. Almost 900,000 shares have thus been created within the share option program since the 2004/2005 financial year. This has impacted positively on the share's liquidity.

Key data about the HORNBACH-Baumarkt-AG share (IFRS)		2009/2010	2008/2009
Nominal value of the share	€	3.00	3.00
Dividend[1]	€	1.00	0.87
Basic earnings per share	€	4.32	6.04
Total dividend payment	€ 000s	15,904	13,694
Shareholders' equity per share[2]	€	41.17	37.57
Market capitalization[2]	€ 000s	564,574	368,160
Share price (Xetra)[2]	€	35.50	23.39
12-month high	€	39.79	41.25
12-month low	€	20.55	23.39
Shares issued	Number	15,903,500	15,740,060
Price / earnings ratio[2]		8.2	3.9

[1] 2009/2010: subject to resolution by the Annual General Meeting on July 8, 2010
[2] at the end of the financial year (the last day of February)

Further proof of the trust placed in HORNBACH by investors was provided by the performance of the corporate bond issued by HORNBACH-Baumarkt-AG (ISIN XS0205954778; WKN: A0C4RP). HORNBACH's bond, which runs until November 2014 and has an interest coupon of 6.125%, declined in line with the overall market from 93.50% (Frankfurt Stock Exchange) to 86.56% in the first half of March, but then showed a consistent recovery. Our bond reached its annual high at 104.90% (Frankfurt Stock Exchange) on February 4, 2010, and thus just before the end of the financial year. This also represented its highest price for two years.

An open and transparent communications policy

Our investor relations activities once again provided shareholders, analysts, the financial media and the general public with prompt information on the business performance of the HORNBACH-Baumarkt-AG Group in the past financial year. All quarterly reports, annual reports, press releases and additional financial information were published on the internet communications platform of the HORNBACH Group (www.hornbach-group.com), where we have pooled all of our information and services, especially for shareholders and press representatives. This separate site for corporate communications thus complements the product-related and marketing content available at HORNBACH's internet site at www.hornbach.com.

The Annual General Meeting, the annual results press conference, analysts' conferences and meetings with investors in Germany and abroad give us the opportunity to maintain our dialog with the capital markets. Moreover, we draw on personal contacts with the media to present our company's objectives and strategy in interviews. Here, we outline the special features of our concept, our market position and the Group's further prospects, as well as our current performance figures.

Confidence in our sustainable business model

For decades now, HORNBACH has successfully concentrated on generating organic growth with its DIY megastores with garden centers across Europe. Our share is particularly interesting for value investors with a long-term perspective. These investors see promising growth potential in our retail format, especially in view of the opportunity profile set out in greater detail in the management report. However, investors with a more traditional focus are also looking for promising stocks with sustainable earnings growth in the tiers below the blue-chips. When selecting stocks, factors such as confidence in the quality of the management and business model are playing an ever greater role, especially in periods of great volatility and insecurity on the capital markets. Viewed in this light, HORNBACH has once again moved further up investors' agendas.

The share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) represents a solid long-term investment with a high intrinsic value. Of the total of around 15.9 million ordinary shares in HORNBACH-Baumarkt-AG, 76.4% were held by the parent company, HORNBACH HOLDING AG, at the balance sheet date on February 28, 2010 (2008/2009: 77.2%), while 18.4% were owned by independent shareholders (2008/2009: 17.5%). The British retail group Kingfisher plc, with which HORNBACH entered a strategic alliance at the end of 2001, holds 5.2% of the shares. In line with the index system of the German Stock Exchange, HORNBACH-Baumarkt-AG is admitted for trading in the Prime Standard (a subsection of the official market involving additional admissions requirements). Among other requirements, membership in the Prime Standard obliges companies to meet high transparency standards.

Increased dividend proposed

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG will propose an increase in the dividend from € 0.87 to € 1.00 per ordinary share with dividend rights for approval by the Annual General Meeting on July 8, 2010. The dividend previously remained unchanged at € 0.87 per share for the past 15 years. This increase should allow shareholders to participate in the sustainably positive operating earnings performance of the HORNBACH-Baumarkt-AG Group.

Basic data about the HORNBACH-Baumarkt share

Type of share	Bearer shares (individual ordinary shares)
Stock exchanges	Frankfurt, Xetra
Market segment	Prime Standard
Security identification numbers	ISIN DE0006084403 WKN 608440
Stock market code	HBM
Bloomberg	HBM GR
Reuters (Xetra)	HBMG.DE

FINANCIAL CALENDAR FOR 2010

May 27, 2010	Annual Results Press Conference 2009/2010 Publication of Annual Report DVFA Analysts' Conference
July 1, 2010	Interim Report – 1st Quarter 2010/2011 as of May 31, 2010
July 8, 2010	Annual General Meeting Festhalle Landau, Landau/Pfalz
September 30, 2010	Half-Year Financial Report 2010/2011 as of August 31, 2010
December 21, 2010	Interim Report – 3rd Quarter 2010/2011 as of November 30, 2010

Investor Relations
Axel Müller
Tel: (+49) 0 63 48 / 60 - 24 44
Fax: (+49) 0 63 48 / 60 - 42 99
invest@hornbach.com
Internet: www.hornbach-group.com

CORPORATE GOVERNANCE

Declaration on Corporate Governance and Corporate Governance Report

Our actions are guided by the principles of responsible, transparent corporate management and control (corporate governance). HORNBACH has always accorded priority to high-quality corporate governance. It forms the basis for sustainable economic success and helps us enhance the trust placed in our company by our customers, business partners, investors, employees and the financial markets. The standards and guidelines we adhere to at the company over and above legal requirements are summarized below in the company's Declaration on Corporate Governance (§ 289a of the German Commercial Code – HGB), which also includes the Corporate Governance Report of the Board of Management and Supervisory Board.

Declaration of Conformity with the German Corporate Governance Code pursuant to § 161 of the German Stock Corporation Act (AktG) dated December 16, 2009

The Board of Management and Supervisory Board of HORNBACH-Baumarkt-Aktiengesellschaft hereby declare pursuant to § 161 of the German Stock Corporation Act (AktG) that the recommendations of the "German Corporate Governance Code" government commission, as outlined in the version dated June 6, 2008 and published on August 8, 2008, were basically met from the previous Declaration of Conformity until August 5, 2009. Application was not made of the recommendations included in Points 4.2.3, Paragraph 3, Sentences 2 and 4, Paragraphs 4 and 5, 5.3.3, 5.4.1 Sentence 2, and 5.4.6 Paragraph 3, Sentences 1 and 2.

Since August 5, 2009, the recommendations in the version dated June 18, 2009 and published on August 5, 2009 have been and are basically met. Application has not been made and is not made of the recommendations included in Points 3.8 Paragraph 2, Sentence 2, 4.2.3 Paragraph 3, Sentence 2 and 4, Paragraphs 4 and 5, 5.3.3, 5.4.1 Sentence 2, and 5.4.6 Paragraph 3, Sentences 1 and 2.

The aforementioned deviations from the recommendations have arisen on account of the following considerations:

a) Point 3.8 Paragraph 2 Sentence 2:

In Point 3.8, Paragraph 2, Sentence 2, the Code recommends agreeing a specified deductible in a D&O insurance policy. For Supervisory Board members as well, this should be based on the new legal requirements for Management Board members arising due to the Act on the Appropriateness of Management Board Compensation (VorstAG) dated July 31, 2009. No such deductible is to be agreed at the expense of members of the Supervisory Board. This would reduce the attractiveness of Supervisory Board activities, and thus also the company's chances in the competition to attract qualified candidates. Furthermore, it would also improperly apply to employee representatives. The recommendation made in Point 3.8, Paragraph 2, Sentence 2 has therefore not been and is not followed.

b) Point 4.2.3 Paragraph 3 Sentence 2:

In Point 4.2.3 Paragraph 3 Sentence 2, the Code recommends that share options and similar arrangements be based on sophisticated parameters of comparison. The share option plan adopted in 1999 for HORNBACH-Baumarkt-Aktiengesellschaft does not include any parameters of comparison, but rather lays down an exercise hurdle. Any future share option plans will take account of appropriate parameters of comparison.

c) Point 4.2.3 Paragraph 3 Sentence 4 in the version dated June 6, 2008:

In Point 4.2.3 Paragraph 3, Sentence 4 of the version dated June 6, 2008, the Code further recommended that the Supervisory Board should agree a cap for any extraordinary unforeseen developments. Such a cap is not included in the share option plan dating from 1999 at HORNBACH-Baumarkt-Aktiengesellschaft, as this in any case only provides for a relatively small allocation of options to members of the Board of Management.

d) Point 4.2.3 Paragraphs 4 and 5:

Furthermore, no application has been or is made of the recommendations included in Point 4.2.3 Paragraphs 4 and 5 of the Code ("severance pay cap"). The legal enforceability of the recommendations in Point 4.2.3 Paragraphs 4 and 5 is still disputed. It will be necessary to await further developments in this respect. Moreover, the deviation from Point 4.2.3 Paragraphs 4 and 5 is also due to competition-related factors.

e) Point 5.3.3:
In Point 5.3.3, the Code recommends that the Supervisory Board should form a nomination committee composed exclusively of shareholder representatives which proposes suitable candidates to the Supervisory Board for its election proposals to the Annual General Meeting. The company's Supervisory Board has not formed such a committee. Based on our experience to date, the establishment of such a committee would not appear to be necessary.

f) Point 5.4.1 Sentence 2:
The recommendations in Point 5.4.1 Sentence 2 of the Code include setting an age limit for Supervisory Board members. In the interests of securing experience and competence to the benefit of the company, this recommendation has not been and is not followed.

g) Point 5.4.6 Paragraph 3 Sentence 1:
In Point 5.4.6 Paragraph 3 Sentence 1, the Code recommends that the compensation of the members of the Supervisory Board be reported in the corporate governance report on an individual basis and broken down into its constituent components. Given that the compensation of the Supervisory Board is governed by the Articles of Association, we see no necessity for the disclosure of individual compensation packages.

h) Point 5.4.6 Paragraph 3 Sentence 2:
In Point 5.4.6 Paragraph 3 Sentence 2, the Code further recommends that compensation paid or benefits granted by the company to members of the Supervisory Board for services rendered personally, especially advisory and mediation services, are to be reported separately in the corporate governance report on an individual basis. HORNBACH-Baumarkt-AG makes use in one case of the opportunity of drawing on the expertise of a member of the Supervisory Board in specific areas. This cooperation is undertaken on the basis of symbolic compensation. We see no need to provide individual disclosures in this respect.

Bornheim bei Landau, December 16, 2009
HORNBACH-Baumarkt-Aktiengesellschaft
The Supervisory Board The Board of Management

The above Declaration of Conformity dated December 16, 2009 has been published on the internet together with all earlier Declarations of Conformity and is also available as a download [www.hornbach-group.com/Compliance/HBM].

Relevant corporate governance practices
We base our entrepreneurial activities on the legal frameworks valid in the various countries in which we operate. This places a wide variety of obligations on the HORNBACH-Baumarkt-AG Group and its employees in Germany and abroad. As well as managing the company responsibly in accordance with the relevant laws, ordinances and other guidelines we have also compiled internal group guidelines setting out the system of values and management principles we adhere to within the Group.

Compliance
In a competitive climate, only those companies which manage to convince their customers with their innovation, quality, reliability, dependability and fairness on an ongoing basis will succeed in the long term. Here, we see compliance with legal requirements, internal company guidelines and ethical principles (compliance) as absolutely crucial. HORNBACH's corporate culture is based on these principles, key aspects of which are also formulated in the company's Corporate Compliance Policy [www.hornbach-group.com/Compliance_Policy/HBM]. These focus above all on the integrity of our business dealings, protecting our internal expertise, compliance with antitrust law and all requirements governing international trade, correct documentation and financial communications. and equality of opportunity and the principle of sustainability.

At HORNBACH, adherence with compliance requirements is consistently expected of its employees and business partners and is also monitored, with sanctions being imposed where necessary. In October 2009, the Board of Management entrusted the coordination and documentation of compliance activities across the Group to a Chief Compliance Officer. This manager is responsible for establishing and permanently optimizing the organizational structures necessary to enforce the Group's Corporate Compliance Policy. The group internal audit department audits compliance with the Corporate Compliance Policy at regular intervals.

Our system: the HORNBACH Values

HORNBACH is a forward-looking, family-managed company and is characterized by a clear system of values. The values on which this system is based are honesty, credibility, reliability, clarity and trust in people. This system of values, which had already been lived over many decades, was summarized in the so-called "HORNBACH Values" in 2004. This model forms the cornerstone for our corporate strategy, everyday behavior and responsibility towards society. It lays down the basic values governing how we behave towards our customers, as well how our employees behave towards each other. Moreover, these values help our shareholders, customers and the general public, as well as our employees, to understand what the basis of our business success is [www.hornbach-group.com/Fundament].

Compliance with social, safety and environmental standards

The development of company guidelines governing minimum social standards, environmental protection, product safety and equality of opportunities forms an integral component of our corporate policy, as does monitoring compliance with such. Within our Corporate Social Responsibility (CSR) framework, we have issued group-wide guidelines to ensure that HORNBACH meets its responsibilities towards individuals, society at large and the environment. The CSR guidelines [www.hornbach-group.com/CSR-Guidelines] cover four areas of responsibility:

- **Minimum social standards**: In our procurement activities we ensure that acceptable minimum standards are complied with in the manufacture of our products. We base our standards here on the conventions of the International Labor Organization (ILO). With the assistance of standardized factory audits and targeted checks on location, we are actively working to ensure compliance with these standards. These efforts are currently focusing above all on direct imports from non-EU countries. We are endeavoring to make sure that a continuously higher share of our suppliers and upstream suppliers commit to these regulations.

- **Protecting the rainforests**: In our procurement of timber and related products we ensure that the timber is cultivated and felled in accordance with generally accepted rules, especially those governing rain forest protection. For all timber products sold by HORNBACH we make sure that the timber does not stem from forest depletion, but rather from sustainable forestry and that social welfare and occupational safety standards are adhered to in the timber production process. To this end, we work together with WWF Woodgroup and other environmental protection organizations, such as Greenpeace, Robin Wood etc. HORNBACH currently stocks more than 2,500 articles bearing the Forest Stewardship Council (FSC) seal for sustainable forestry. We only offer FSC-certified tropical woods.

- **Product safety**: We guarantee to our customers that all of our products meet the utmost safety standards. Within the framework of a multistage process to assure the quality and audit the safety of its products, the company ensures that all DIY products sold at HORNBACH are fully functional and do not involve any health risks. These checks are performed by employees in HORNBACH's quality management department with support from internationally certified inspection institutes. Alongside extensive product tests (initial sample inspections), the company focuses on auditing suppliers in the country of manufacture. The quality controllers also audit environmental and social welfare standards at the factories. This way, we ensure that no forced labor or child labor is involved in the production of our merchandise. Not only that, we also perform random checks to audit compliance with strict quality standards along the entire procurement chain – from production via transport to sale at our stores.

- **Equality of opportunity (diversity):** We ensure that our employees enjoy equal opportunities. We consistently oppose any kind of discrimination. HORNBACH is committed to promoting a liberal and open society based on shared values both within and outside the company. It is in this spirit that we also signed the corporate "Diversity Charter" initiated by the Federal Government in 2008 and have worked with print campaigns dedicated to "Tolerance within Society" aimed at raising people's awareness of this topic.

Dualistic management structure

HORNBACH-Baumarkt-AG, based in Bornheim bei Landau, is governed by the requirements of German stock corporation, capital market and codetermination law, as well as by the provisions of its own Articles of Association. Accordingly, HORNBACH-Baumarkt-AG has a dualistic management structure, which assigns management of the company to the Board of Management and supervision of the company to the Supervisory Board.

Composition and modus operandi of the Supervisory Board

The Supervisory Board of HORNBACH-Baumarkt-AG consists of twelve members and, consistent with the German Codetermination Act (MitBestimmG), includes equal numbers of shareholder and employee representatives. Shareholder representatives are elected by the Annual General Meeting. The Supervisory Board Chairman coordinates the work of the Supervisory Board and attends to the affairs of the Supervisory Board externally. In the event of a parity of votes in the Supervisory Board, the Supervisory Board Chairman has the decisive vote in the second round, should renewed voting also produce a parity.

The Board of Management and Supervisory Board work together closely in the interests of the company. The Supervisory Board monitors the management of the company and accompanies the Board of Management in an advisory capacity. It appoints members of the Board of Management, dismisses them and is responsible for concluding, amending and terminating their employment contracts. Any actions by the Board of Management that could materially influence the company's net asset, financial or earnings position require prior approval by the Supervisory Board. The Code of Procedure for the Supervisory Board contains a catalog of the transactions and actions requiring such approval. The Supervisory Board may at any time resolve to extend or reduce the list of such transactions.

Supervisory Board members are solely bound by the company's best interests. They are not dependent on any assignments or instructions. In their decisions, they may not pursue personal interests or exploit business opportunities available to the company for their personal benefit. Supervisory Board members are obliged to disclose any conflicts of interest to the Supervisory Board Chairman, especially any such conflicts arising due to their performing any consultant or directorship function at customers, suppliers, lenders or other business partners of the company. Any conflicts of interest on the part of a Supervisory Board member that are material and not only temporary should result in the termination of the mandate. No conflicts of interest arose in the year under report. Advisory and other service agreements and contracts for work between a Supervisory Board member and the company require approval by the Supervisory Board. Apart from one advisory agreement involving only symbolic compensation, no other contracts requiring approval were concluded with Supervisory Board members in the 2009/2010 financial year.

The Supervisory Board has the following committees:

- Mediation Committee
- Personnel Committee
- Audit Committee

The composition of the committees can be found on Page 79 of this report. Their activities have been described in detail in the Report of the Supervisory Board (Page 80).

Composition and modus operandi of the Board of Management

The Board of Management of HORNBACH-Baumarkt-AG consists of five members and has a Chairman and a Deputy Chairman. The composition and areas of responsibility of the Board of Management can be found on Page 79 of this report. The Board of Management has a self-imposed Code of Procedure. The management of the company's business is the joint responsibility of all of its members. Compliance activities to ensure that the company adheres to laws, legal requirements and its own internal guidelines represent a key management task. The Board of Management usually meets once a week, or on an ad-hoc basis when necessary.

The Board of Management provides the Supervisory Board with regular, prompt and extensive information on all matters relevant to the company's corporate strategy, planning, business performance, financial and earnings position, risk situation and risk management. Furthermore, it presents the group investment, financial and earnings budgets to the Supervisory Board both for the forthcoming financial year and for the medium term (five years). The Chairman of the Board of Management provides immediate report to the Supervisory Board Chairman of any significant events of material relevance for any assessment of the situation, development and management of the company. Transactions and measures requiring approval by the Supervisory Board are presented to the Supervisory Board in good time. Members of the Board of Management are obliged to disclose any conflicts of interest to the Supervisory Board without delay and to inform other members of the Board of Management. Members of the Board of Management may only pursue sideline activities, in particular Supervisory Board mandates outside the Group, with the approval of the Supervisory Board Chairman.

Annual General Meeting

Shareholders of HORNBACH-Baumarkt-AG exercise their rights, including their voting rights, at the Annual General Meeting. The Annual General Meeting resolves in particular on the appropriation of profits, the discharge of the acts of the Board of Management and Supervisory Board, and elects shareholder representatives to the Supervisory Board, as well as the auditor. Shareholders are regularly informed of all significant dates by means of the financial calendar published in the annual and quarterly reports and on the company's homepage. The Annual General Meeting is generally chaired by the Supervisory Board Chairman. HORNBACH-Baumarkt-AG provides its shareholders with the services of a voting proxy bound to vote in line with instructions.

Reporting and audit of the annual financial statements

The HORNBACH-Baumarkt-AG Group prepares its financial report in accordance with International Financial Reporting Standards (IFRS). The separate financial statements of HORNBACH-Baumarkt-AG are prepared in accordance with the German Commercial Code (HGB). In line with legal requirements, the auditor is elected by the Annual General Meeting. The Audit Committee prepares the Supervisory Board's proposal to the Annual General Meeting with regard to the auditor to be elected. The auditor is independent and is responsible for the audit of the consolidated and separate financial statements, as well as for the audit review of half-year financial reports.

HORNBACH-Baumarkt-AG has a risk management system which is continuously developed and updated to account for any changes in underlying conditions. The functionality of the risk management system is reviewed by the auditors.

Transparency

The company's shareholders, all capital market participants, financial analysts, investors, shareholder associations and the media are regularly provided with up-to-date information about the company's situation and any material changes in its business situation. Here, the internet represents the main channel of communication. All individuals with access to insider information in the course of their activities for the company are informed of the resultant obligations for them under insider law.

HORNBACH-Baumarkt-AG reports on its situation and results in its

- Quarterly reports
- Half-year financial report
- Annual report
- Annual results press conference
- Teleconferences with international financial analysts and investors
- Events with financial analysts and investors in Germany and abroad

Dates of relevance to the company's regular financial reporting activities have been summarized in the financial calendar published on the internet communications platform of the HORNBACH Group at **www.hornbach-group.com.** Alongside this regular reporting, any information arising at HORNBACH-Baumarkt-AG which is not publicly known and which is likely to influence the company's share price significantly is published in the form of ad-hoc announcements.

Directors' dealings and shareholdings
Members of the Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG, as well as individuals closely related to such members, are required by § 15a of the German Securities Trading Act (WpHG) and Point 6.6 of the German Corporate Governance Code to disclose transactions involving shares in the company or related financial instruments.

In the year under report, the company was not notified of any transactions performed by persons in management positions or individuals closely related to such pursuant to § 15a of the German Securities Trading Act (WpHG) (directors' dealings).

Compensation Report

The compensation report presents the basic features and structure of the compensation of the Board of Management and the Supervisory Board. It forms a constituent component of the group management report (see Page 65) and, apart from the disclosure of individual compensation, is based on the requirements of the German Corporate Governance Code.

Compensation of the Board of Management
The compensation of members of the Board of Management of HORNBACH-Baumarkt-AG was in all cases contractually agreed before the entry into force of the Act on the Appropriateness of Management Board Compensation (VorstAG) on August 5, 2009. The Supervisory Board will adapt the compensation system to meet the new legal requirements in good time ahead of the extension or renegotiation of contracts with members of the Board of Management.

The level and structure of the compensation of the Board of Management are based on the size of the company, its economic and financial situation, and the performance of the company within its competitive environment. Moreover, the overall compensation and its individual components should be appropriate to the duties of the respective member of the Board of Management, his or her personal performance and the performance of the Board of Management as a whole.

The compensation of the Board of Management consists of fixed and variable components. The compensation system comprises an agreed fixed annual salary, which is paid in equal monthly installments. Furthermore, the members of the Board of Management receive an annual bonus which is paid upon the consolidated financial statements being approved by the Supervisory Board. The level of the annual bonus is based on the consolidated net income.

As components of a long-term incentive nature, the members of the Board of Management were allocated share options in four tranches (2000-2003) within the framework of the 1999 share option plan. The share option program is based on the achievement of ambitious target prices for the share of HORNBACH-Baumarkt-AG. These options could be exercised for the final time in the 2009/2010 financial year up to the expiry of the program in February 2010. Details of the share option plan can be found under Note 34 of the notes to the consolidated financial statements.

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for the performance of its duties for the Group in the 2009/2010 financial year amounted to € 3,955k (2008/2009: € 4,399k). Of this total, € 1,315k (2008/2009: € 1,099k) constituted fixed compensation and € 2,640k (2008/2009: € 3,300k) involved performance-related components. The members of the Board of Management held a combined total of 35,300 (2008/2009: 21,755) shares in HORNBACH-Baumarkt-AG at the balance sheet date on February 28, 2010.

Given the company's size and its market position, we believe that the total compensation of the Board of Management is appropriate. At the 2006 Annual General Meeting, shareholders voted with a three-quarters majority to forego the disclosure of the compensation of members of the Board of Management on an individual basis up to and including the 2010/2011 financial year (opting-out clause). The employment contracts of members of the Board of Management do not include any pension commitments or any severance pay clauses.

Compensation of the Supervisory Board

Supervisory Board compensation is governed by § 15 of the Articles of Association of HORNBACH-Baumarkt-AG. In line with the Articles of Association, the compensation of Supervisory Board members consists of a fixed component and a variable component based on the dividend. As well as the reimbursement of his or her expenses, each Supervisory Board member receives annual fixed compensation of € 6,000 payable upon the conclusion of the Annual General Meeting and a performance-related component depending on the resolution adopted by the Annual General Meeting in respect of the appropriation of profits, and thus on the dividend distribution.

The Chairman receives three times and the Deputy Chairman twice the fixed and performance-related compensation. Supervisory Board members also sitting on the Audit Committee receive an additional sum of € 3,000. Supervisory Board members sitting on another committee or on several other committees of the Supervisory Board receive an additional sum of € 1,500 per committee. Supervisory Board members acting as the chairman of a Supervisory Board committee receive three times the respective committee compensation. Supervisory Board members who are only members of the Supervisory Board for part of the financial year receive proportionately lower compensation.

The compensation of the Supervisory Board for the 2009/2010 financial year amounted to € 211k (2008/2009: € 205k). Of this total, € 95k (2008/2009: € 92k) constituted basic compensation, € 78k (2008/2009: € 75k) involved performance-related compensation and € 38k (2008/2009: € 38k) related to committee activities. Supervisory Board members held a combined total of 32,890 (2008/2009: 19,330) shares in HORNBACH-Baumarkt-AG at the balance sheet date.



Lots of helping hands and even more green fingers.



That should keep our stove going for a while.



Taming the garden. (1999)

The garden had never really recovered from being demoted to a store yard for materials and tools when we built the extension. Two of our children had since moved out and when they visited us at Easter, Sebastian asked me why the garden still looked like back then. Now that was a challenge I wasn't going to ignore.

GROUP MANAGEMENT REPORT

Macroeconomic Framework

In the shadow of the global economic crisis

The worst recession since World War Two clearly left its mark on the global economy in 2009. The intensification in the financial crisis in the fall of 2008 triggered a veritable crisis of confidence among companies and consumers, one which led to a dramatic downturn in global trade and industrial output lasting into the spring of 2009. According to the International Monetary Fund (IMF), the global economy contracted by 0.8% in the 2009 crisis year. That things did not turn out worse is primarily due to the expansive monetary policies adopted by central banks and far-reaching government economic stimulus packages. These steered the world's economy towards calmer waters in the second half of 2009 already. Growth in global industrial output may have slowed somewhat at the end of the year compared with the third quarter of 2009, but global trade volumes nevertheless maintained their dynamic growth. This was driven above all by upward momentum in emerging economies in South and East Asia, while advanced economies witnessed a notably more sluggish recovery. Regardless of temporary setbacks, available early indicators show that the global economy maintained its upward trend in early 2010 as well. The impression of a broad-based global upturn thus remained intact in February 2010, even though prospects for the future varied widely between individual regions and talk of any self-supporting upturn generating its own momentum in the industrialized economies was still premature.

Europe only recovers slowly

The USA, whose economy picked up sharply in the final quarter of 2009, assumed a pioneering role among the industrialized economies. In Europe, by contrast, slackening momentum from economic stimulus programs and inventory investments mean that the recovery has made virtually no progress at all in recent months. With seasonally-adjusted growth of 0.1% in the fourth quarter, real-term gross domestic product (GDP) in both the euro area and the overall European Union (EU 27) was only marginally higher than in the previous quarter, in which GDP grew by 0.4% in the euro area and by 0.3% in the EU 27. Due to the sharp decline in manufacturing output in early 2009, average GDP for the year as a whole dropped by 4.1% in the euro area and by 4.2% in the overall European Union. Economic output fell in 2009 in all nine countries in which HORNBACH operates its DIY megastores with garden centers, in most cases significantly. While the recession in Luxembourg, Austria and Switzerland was, according to Eurostat, less severe than the EU 27 average, the Group's East European country markets reported above-average reductions in output. Eurostat estimates that GDP for 2009 as a whole fell by 8.0% in Romania, and by 5.8% and 4.8% in Slovakia and the Czech Republic. It comes as no surprise that Germany, whose economy is highly integrated into the global economy and heavily dependent on exports, posted a 5.0% reduction in GDP in 2009.

The global financial and economic crisis also impaired domestic demand among private consumers. The massive downturn in industrial output and global trade led the manufacturing sector in particular to adjust its capacities. This trickled through to the labor market several months later. At the deepest point of the recession in January 2009, seasonally-adjusted unemployment in the euro area still amounted to 8.5%. Twelve months later, it had risen one sixth to 9.9%, and thus to its highest level since summer 1998. As the full force of the crisis impacted even more directly on labor markets in Eastern Europe, the unemployment rate for the EU 27 deteriorated even more sharply, rising almost one fifth to 9.5% in January 2010 (January 2009: 8.0%). Against this backdrop, private consumer spending, which accounts for around 58% of GDP in the EU 27, was hardly able to supply any positive momentum in 2009, and that in spite of inflation rates of under one percent. The retail sector also felt the effects of the loss of purchasing power and widespread insecurity among European consumers due to the economic crisis. According to Eurostat, the average year-on-year retail index for 2009 was negative to the tune of 2.3% in the euro area and 1.7% in the EU 27.

Economic and Sector Developments in Germany

German economy contracts by 5% in 2009
According to the Federal Statistics Office (Destatis), Germany's economy contracted for the first time in six years in 2009. At minus 5.0% (2008: plus 1.3%), the fall in real-term gross domestic product was more dramatic than at any time since World War Two. The predominant share of this economic contraction occurred in the 2008/2009 winter half-year. As 2009 progressed, the first signs emerged that economic output was stabilizing on a low level. In the fourth quarter of 2009 GDP nevertheless stagnated at the same level as in the previous quarter. The weak upward trend seen in the second (plus 0.4%) and third (plus 0.7%) quarters of 2009 thus came to an initial halt. In the final quarter of 2009, output fell 1.7% short of the figure for the same period in the previous year. The year-on-year decline was thus noticeably less marked than in previous quarters. The full extent of the economic crisis is nevertheless still apparent and the recovery in the German economy is proving sluggish.

Exports, traditionally a major driver of German growth, placed a significant damper on the development in the economy in 2009. GDP was affected by the collapse in international demand. For the first time since 1993, Germany exported a lower volume of goods and services in real terms than in the previous year (minus 14.2%). At the same time, however, price-adjusted imports only declined by 8.9%. At minus 3.0 percentage points, the resultant balance of trade, i.e. the difference between exports and imports, once again made a negative growth contribution (2008: minus 0.3 percentage points).

Following three years of strong growth, capital expenditure also dropped significantly in 2009 compared with the previous year. Gross fixed capital investment decreased year-on-year by 8.9%. This was largely due to investments in equipment which, in their first decline in seven years, fell particularly sharply in 2009 (minus 20.5%). Construction investments, by contrast, only showed a slight decline of 0.8%.

Consumer spending remains relatively robust
Consumer spending provided some positive momentum in 2009. According to Destatis, price-adjusted private consumer spending grew by 0.2%, while government consumption even rose by 3.0% compared with the previous year. If private consumer spending in Germany is broken down into its constituent components, however, it is apparent that the only area to show any notable year-on-year growth was that of transport and communications (plus 5.2%). This area also includes private motor vehicles, whose sales rose sharply due to the government car-scrapping incentive scheme. Expenditure in virtually all other areas declined compared with 2008. Not only that, it should be noted that private consumer spending only contributed year-on-year to economic growth in the first three quarters of 2009, and then fell off slightly. The underlying framework for private consumer spending was in most respects better than might have been expected:

- The German labor market emerged relatively unscathed from 2009. Unlike in most other EU countries, it largely escaped the effects of the global economic crisis. As announced by the Federal Employment Agency, the annual average number of unemployed people rose by 155,000 to 3.423 million, thus still falling considerably short of the 2007 figure (3.776 million). The average unemployment rate thus rose only moderately from 7.8% (2008) to 8.2% (2009). One of the main reasons cited for the resilience shown by the German labor market is the government-subsidized reduced working hours scheme. Moreover, overtime and working time accounts were worked down so as to adapt production capacities to the reduction in demand.

- Consumers' income situation deteriorated in the 2009 crisis year, but far less severely than had been feared given the depth of the recession. National income, which consists of income from employment, corporate earnings and investment income, fell by 4.0% in 2009. Income from employment was only slightly down on the previous year (minus 0.2%), while corporate earnings and investment income fell sharply by 11.0%. One important factor when assessing purchasing power is the development in consumers' wages and salaries. Here, gross wages and salaries fell by 0.5%. According to Destatis, this, the first decline since 2005 and the sharpest since German reunification, chiefly reflects the reduction in wages and salaries in 2009 due in part to lower working hours and compensation. Net wages and salaries dropped by 1.0% in arithmetic terms, and thus somewhat more significantly than the gross figures, as the lower payroll tax charge was more than compensated for by higher social security contributions. This drop in average incomes would have been more severe had it not been for the cushion provided by the government-subsidized reduced working hours scheme.

- The price climate was favorable for consumers in 2009, with purchasing power being supported by monthly inflation rates of less than 1%. Towards the middle of 2009, consumer prices even declined – largely as a result of the base effect provided by the sharp rise in energy and food prices in the previous year. Since then, driven mainly by price increases at energy companies, the inflation rate has risen slightly once again. In the case of Germany, the harmonized index of consumer prices (HICP) calculated for European purposes amounted to 0.2% as an annual average, as against 2.8% in 2008.

- At 11.2%, the private household savings rate in 2009 persisted at the previous year's high level. It is positive to note, on the other hand, that the crisis did not trigger any further deterioration in consumers' reluctance to spend.

- This is also confirmed by the development in the GfK consumer confidence index. According to this, through to October 2009 consumer confidence gradually recovered from its low point in September 2008, although still falling far short of its long-term average. The fact that German consumers largely perceived the financial and economic crisis as a "virtual" problem in 2009 was due on the one hand to the absence of inflation and the government-subsidized car-scrapping scheme. On the other hand, the relief provided by the economic stimulus packages and in particular the avoidance of any drastic deterioration in the labor market enabled consumer confidence to defy the crisis to date. Since November 2009, however, consumer confidence has slipped slightly, as fears of potential job losses return to the foreground and the heated discussions surrounding the precarious state of government finances in some EU members placed a damper on the economic outlook.

Construction sector escapes the worst

The German construction sector came off relatively lightly in the 2009 crisis year. Economic stimulus packages were able to cushion, if not entirely to compensate for the downturn in commercial construction. Nominal turnover in the main construction trade fell 4%. The construction industry thus outperformed most other manufacturing segments. The Central Association of the German Construction Industry sees the stabilization in demand for building work towards the end of the year as offering a "flicker of hope": incoming orders grew by 1.9% in nominal terms in the fourth quarter of 2009 (December 2009: plus 5.8%).

- Public sector construction was the key driver in the sector in 2009. Here, companies reported nominal turnover growth of 3.4%, while incoming orders rose by 3.6% in nominal terms. The Federal Government in particular significantly boosted its investments (plus 18%). Municipal authorities, by contrast, made appropriate use of the funds provided under the federal investment programs, but simultaneously introduced drastic cuts in their own construction programs. All in all, according to the German Association of Cities and Towns, municipal construction expenditure thus only showed slight growth of 1.9% in 2009.

- Commercial construction suffered from the recession in the overall economy in 2009 and reported a 9% reduction in turnover. Incoming orders even fell 15.2% in nominal terms. This downturn slowed towards the end of the year, but no macroeconomic turnaround is yet in sight.

- Housing construction, on the other hand, proved more robust than expected in 2009. Turnover was 4.8% down on the previous year's figure, but incoming order figures have been on the increase since the second quarter of 2009. Not only that, in the second half of the year the number of building permits issued for residential projects rose month by month compared with the previous year's period, even reaching double-digit growth rates in the fourth quarter.

Retail also puts in a valiant performance

Given the historic downturn in economic output in 2009, the German retail sector put in a valiant performance. A small number of segments could even boast sales growth in defiance of the negative trend.

According to sector statistics, German builders' merchants concluded 2009 with a 2.5% reduction in sales. Business with private customers proved notably more stable (minus 0.9%) than that with commercial customers (minus 2.9%).

Against the backdrop of the economic crisis, the retail sector had little reason to expect positive developments in 2009. Having said this, consumers at least did not drastically curtail their shopping habits. As a result, the downturn in sales turned out comparatively moderate. Based on figures from the Federal Statistics Office, retail sales (excluding motor vehicle retail) fell 2.4% in nominal terms and 1.8% in real terms in 2009, while total private consumer spending was slightly up on the previous year's figure. The government-subsidized car-scrapping scheme is seen as one possible reason for this discrepancy. The scheme generated substantial additional business for car dealers (plus 3.8% in nominal terms), but diverted extra funds away from traditional retail channels. According to Destatis, the only retail segments to post nominal growth were cosmetic, pharmaceutical and medical products (plus 2.3%) and furniture, household appliances and building materials (plus 0.4%).

German DIY sector bucks the trend

The German DIY and garden center sector (DIY retail / DIY) can look back on an eventful twelve months. At the end of the year, large-scale DIY and home improvement stores were among the very few winners in the retail sector in 2009. Things had not looked this way at the beginning of the year. According to the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), the sector concluded the first quarter with sales 3.6% down on the previous year. After this, the DIY business set out on an impressive race to catch up, boosting its sales from quarter to quarter. This growth was driven above all by green product ranges (plants, garden furniture and decoration), while most other traditional DIY product groups, such as paints, sanitary / heating and construction materials, also benefited from higher demand than in the previous year.

According to a BHB / GfK report, Germany's large-scale DIY stores with indoor sales areas of at least 1,000 m² per outlet could boast gross sales growth of 2.0% to € 17.90 billion by the end of the 2009 calendar year (2008: € 17.55 billion). On a like-for-like basis, i.e. excluding sales at stores operated for less than one year, DIY stores beat the previous year's figure by 0.7%, and that despite a 4.8% downturn in sales in the first quarter mainly due to weather conditions. Gross sales at small-scale DIY stores, i.e. "DIY shops" with sales areas of less than 1,000 m², dropped 5.7% to just under € 3.8 billion in the 2009 calendar year (2008: € 4.0 billion). Based on the harmonized sector calculation compiled by BBE Retail Experts, the market volume of all of Germany's DIY and home improvement stores grew by 0.6% to € 21.65 billion in 2009 (2008: € 21.53 billion). The German DIY sector thus proved relatively resistant to the crisis. Among other factors, this is thought to be due to the "homing", or "cocooning" effect. Consumers focus more closely on their own four walls, especially in times of uncertainty, and are prepared to invest in renovating, decorating and equipping their homes. This factor has been supported by the stability of consumer prices to date and the relatively robust situation on the labor market.

Sales Performance

Sales by region


Germany 58.7 %
(2008/2009: 59.0 %)
International 41.3 %
(2008/2009: 41.0 %)

Sales increase by 3.4% across the Group

The HORNBACH-Baumarkt-AG Group successfully maintained its ground in the difficult economic climate in the past financial year (March 1, 2009 to February 28, 2010). Overall, consolidated net sales, including sales at newly opened stores, grew by 3.4% from € 2,599 million to € 2,686 million. Despite great macroeconomic uncertainties, the company thus met its target of achieving sales growth in a low to medium percentage range.

The HORNBACH-Baumarkt-AG Group's sales are primarily generated in the DIY store segment (see segment report in the notes to the consolidated financial statements). Sales in the real estate segment primarily involve group-internal rental income from the letting of DIY store properties to operating units in the DIY store segment. This income is fully consolidated as "internal rental income" in the segment report. In view of this, the following comments refer exclusively to the sales performance of the DIY store segment.

Sales in the DIY store segment are attributable to the five product divisions of hardware/electrical, paint/wallpaper/flooring, construction materials/timber/prefabricated construction components, sanitary/tiles and garden products. As in the previous year, the largest share of sales was generated by product ranges in the construction materials, timber and prefabricated construction components division. A glance at the performance of individual product ranges confirms the "homing" effect. Customers thus invested above all in interior fittings, bathroom facelifts, painting and decorating, as well as in their gardens.

Weighted average sales per store increased from € 20.6 million in the previous year to € 20.7 million. Weighted average net sales per square meter of sales areas at the Group were reported at € 1,828 (2008/2009: € 1,839). Measured in terms of total sales in Europe, HORNBACH thus defended its top position among the ten largest German DIY players.

Net sales in Germany grew by 2.8% to € 1,577 million in the 2009/2010 financial year (2008/2009: € 1,534 million). Outside Germany (other European countries), including sales at two newly opened international stores, we posted sales growth of 4.2% to € 1,109 million (2008/2009: € 1,065 million). Due to the Group's expansion, the international stores' share of consolidated sales rose from 41.0% to 41.3%.

Growth in Western Europe – downturns in Eastern Europe
Broken down by country market, the Group's sales performance in the 2009/2010 financial year reveals disparate developments in some cases. This is apparent from the presentation of like-for-like sales, which do not include sales at newly opened stores, in the breakdown by geographical region. These figures show that, for the first time in seven years, our performance in Germany outstripped that in other European countries. At the overall Group, our like-for-like sales performance, excluding currency items, improved by 0.7% in the 2009/2010 financial year (2008/2009: 1.4%). This growth was driven above all by our stores in Germany and in Western Europe as a whole. By contrast, sales in our East European markets, i.e. in Romania, Slovakia and the Czech Republic, declined due to the impact of the financial and economic crisis on consumer behavior and purchasing power. The following figures refer to the development in like-for-like sales.

Like-for-like sales performance* by quarter
(in percent)

2009/2010 financial year 2008/2009 financial year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Group	**1.5**	**1.9**	**1.4**	**(2.8)**	**0.7**
	1.5	3.0	2.3	(1.8)	1.4
Germany	**3.1**	**3.1**	**2.8**	**(2.8)**	**1.8**
	0.6	2.8	1.9	(0.9)	1.2
Other European countries	**(0.8)**	**0.2**	**(0.6)**	**(2.8)**	**(0.9)**
	3.0	3.2	3.0	(3.2)	1.7

* excluding currency items

- **Germany**

The DIY business in the Group's home market proved to be crisis-resistant in the past financial year. During the first three quarters we could report very pleasing, stable developments in sales at a high level. The only downer was the fourth quarter, that was marked by snow and a prolonged period of subzero temperatures throughout the country.

Due to poor weather conditions, the new season began on a subdued note in March 2009. This was followed in April by a jump in demand at our stores, one which especially benefited our garden product ranges. Sales growth for the first quarter amounted to 3.1%. In the second and third quarters, our domestic business latched seamlessly onto this pleasing sales performance, with like-for-like growth rates of 3.1% and 2.8% respectively. Following sales growth in December, the prolonged winter spell in January and February 2010 placed a noticeable damper on sales, resulting in a 2.8% downturn for the fourth quarter as a whole (December 1 to February 28). Sales are traditionally subject to a high degree of volatility in our winter quarter. Despite this chilly conclusion, we can post a decent sales performance for 2009/2010 as a whole. On a cumulative basis for the twelve months under report, we improved our like-for-like sales in Germany by 1.8% (2008/2009: 1.2%).

As in previous years, HORNBACH outperformed the average sales performance of its competitors in 2009/2010 as well. According to the BHB sector association, following a respectable race to catch up, German DIY and garden stores posted slight like-for-like sales growth of 0.7% in the 2009 calendar year. This average rate of change in sector sales also includes HORNBACH's figures. For the same period (January to December 2009) – thus differing from the company's own financial year – HORNBACH achieved growth of 2.0%. This once again underlines the strength of our DIY megastore with garden center retail format.

Given the uncertainty triggered by the financial and economic crisis, people are focusing more closely than ever on their own four walls. Stable prices and a comparatively robust labor market have boosted purchasing power and consumers' willingness to invest in improvement and renovation projects in their houses, apartments and gardens. Thanks to its project focus, and its great competence in terms of its product range and advisory services, HORNBACH has benefited more clearly from this "homing" effect than the overall DIY and home improvement sector in Germany. As a result of this above-average sales performance, HORNBACH further expanded its market share in Germany in 2009. As a percentage of aggregate sales at all German DIY stores and garden centers (€ 21.65 billion), our market share rose from 8.5% to 8.7%. If the calculation is based only on those DIY stores and garden centers in Germany with sales areas of more than 1,000 m^2 (market volume: € 17.9 billion), then we increased our market share in this segment from 10.4% to 10.5%.

- **Other European countries**

Our stores outside Germany could not quite match the successful performance seen in previous years. Excluding sales at newly opened stores and currency items, sales in the other European countries segment fell slightly by 0.9%. Including currency items for non-euro countries (Romania, Sweden, Switzerland, Czech Republic), like-for-like sales decreased 1.9%. Unlike in Germany, the global economic crisis left a significant negative mark on private consumer spending in some regions, thus leading to clearly disparate developments in sales at our international stores.
In most West European countries, the recession had no noticeable impact on HORNBACH's stores. In Austria, Sweden, Switzerland and Luxembourg, we thus achieved above-average growth rates ranging from three to twelve percent following adjustment for currency items. Only in the Netherlands did sales fall slightly short of the previous year. This can nevertheless be viewed as a success as, according to EDRA, the European sector association, the Dutch DIY market declined by more than five percent in 2009. In Western Europe as a whole (excluding Germany), we thus improved our like-for-like sales by almost four percent (excluding currency items).

It was a different picture in Eastern Europe, where we have so far opened eleven DIY megastores with garden centers in Romania, Slovakia and the Czech Republic. These regions are closely integrated into international trading structures in some cases. The export of manufactured goods (vehicles and engineering products) was particularly hard hit by the global downturn in industrial output. Due to the economic crisis, unemployment totals here rose far more sharply in 2009 than in many West European countries, as did the number of private bankruptcies. This situation was exacerbated by the fact that the national currencies in the Czech Republic, and even more so in Romania, depreciated by more than one fifth at the low point of the crisis compared with summer 2008, thus additionally eroding consumers' purchasing power. With a 12.5% downturn in 2009, private consumer spending in Romania took a particularly hard knock. Our sales in Eastern Europe as a whole showed a high single-digit percentage reduction. To put this into perspective, however, it should be noted that we built up a high level of sales here in the past based on growth rates far in excess of the Group average.

Thanks to the distribution of risks across our European store network, we could virtually make up for the downturn in sales due to economic developments in some of our regions with pleasing sales growth in other regions. This is also reflected in the development in sales during the financial year. During the first three quarters, sales in other European countries fluctuated in a range between minus 0.8% and plus 0.2% (excluding currency items). In the final quarter, weather conditions meant that sales in other European countries fell to the same extent as in Germany (minus 2.8% excluding currency items), although four of the eight foreign country markets even managed to post pleasing sales growth in this period as well.

Two new stores opened

Given the macroeconomic framework in 2009, a year of recession, the HORNBACH-Baumarkt-AG Group deliberately reduced the pace of its expansion. Operations thus started at two new HORNBACH DIY megastores with garden centers in the 2009/2010 financial year, compared with four new store openings in the previous year. Sales began in **Brasov**, HORNBACH's third DIY megastore with a garden center in Romania, in March 2009. With the opening of the **Galgenen** location near Zurich in early December 2009, the Swiss network grew to five stores. Including these two newly opened stores, we were operating a total of 131 retail outlets across the Group as of February 28, 2010 (February 28, 2009: 129). The sales areas of our 92 stores in Germany (2008/2009: 92) amounted to around 975,000 m². The 39 DIY megastores outside Germany (2008/2009: 27) have sales areas of around 505,000 m². The international stores are located in Austria (11), the Netherlands (8), Luxembourg (1), the Czech Republic (6), Switzerland (5), Sweden (3), Slovakia (2), and Romania (3). With total sales areas of around 1,480,000 m² at the Group (2008/2009: 1,447,000 m²), average sales areas per store now amount to around 11,300 m² (2008/2009: 11,200 m²).

Earnings Performance

Key earnings figures of the HORNBACH-Baumarkt-AG Group

Key figure (€ million, unless otherwise stated)	2009/2010	2008/2009	Change
Net sales	2,686	2,599	3.4%
EBITDA	168.9	193.2	(12.5)%
EBIT	114.9	136.5	(15.8)%
Earnings before taxes	95.7	121.9	(21.5)%
Consolidated net income	68.3	94.9	(28.1)%
EBITDA margin	6.3%	7.4%	
EBIT margin	4.3%	5.3%	
Tax rate	28.7%	22.2%	

(Differences due to rounding up or down to nearest € million)

The HORNBACH-Baumarkt-AG Group can look back on a pleasing earnings performance in the 2009/2010 financial year. This was due to the further year-on-year improvement in the operating earnings strength of the DIY store segment. Consistent with the budget and unlike in the previous year, the real estate segment did not generate any operating gains on real estate disposals. For this reason, and in line with expectations, the Group's operating earnings (EBIT) of € 114.9 million in the year under report fell short of the record € 136.5 million reported for the 2008/2009 financial year, but nevertheless exceeded the earnings reported for the 2007/2008 financial year (€ 79.1 million). We thus met our earnings forecast for the 2009/2010 financial year as a whole.

Earnings performance of the HORNBACH-Baumarkt-AG Group

The non-operative base effect in the real estate segment affected all key consolidated earnings figures in the past financial year. Earnings before interest, taxes, depreciation and amortization (EBITDA) thus fell 12.5% to € 168.9 million (2008/2009: € 193.2 million). The EBITDA margin (as a percentage of net sales) slipped from 7.4% to 6.3%.

Operating earnings (EBIT) dropped 15.8% to € 114.9 million (2008/2009: € 136.5 million), and the EBIT margin amounted to 4.3% (2008/2009: 5.3%). Adjusted for non-operating one-off items amounting to a net total of € 34.7 million, operative EBIT at the HORNBACH-Baumarkt-AG Group rose by 12.9% in the year under report, thus showing clearly disproportionate growth compared with sales.

The Group's net financial expenses deteriorated year-on-year by € 4.7 million to minus € 19.3 million. This was mainly due to the significant year-on-year reduction in interest rates for cash investments on the capital market on account of monetary stabilization measures. As a result, the Group's interest income fell by € 8.7 million to € 3.3 million. This could only be offset in part by the improvement in net currency differences from € 1.2 million to € 3.0 million and the € 2.9 million reduction in interest expenses.

The disproportionate decline in net financial expenses compared with EBIT meant that consolidated earnings before taxes fell more sharply, dropping by 21.5% to € 95.7 million (2008/2009: € 121.9 million). The return on sales before taxes reduced from 4.7 % to 3.6 %.

Consolidated net income for the 2009/2010 financial year amounted to € 68.3 million (2008/2009: € 94.9 million), thus corresponding to a return on sales after taxes of 2.5% (2008/2009: 3.7%). The Group's tax rate rose from 22.2% to 28.7%. It should be noted that the disposal gains on real estate transactions in the 2008/2009 financial year were in some cases exempt from taxation, a factor which reduced tax expenses by around € 5.9 million.

Including the 163,440 new shares arising in the 2009/2010 financial year in connection with the company's 1999 share option plan, the Group's basic earnings per share amounted to € 4.32 (2008/2009: € 6.04).

Key earnings figures for the DIY store segment

Key figure (€ million, unless otherwise stated)	2009/2010	2008/2009	Change
Net sales	2,686	2,598	3.4%
of which: in Germany	1,577	1,534	2.8%
of which: in other European countries	1,109	1,065	4.2%
Like-for-like sales growth	0.7%	1.4%	
EBITDA	134.4	120.8	11.3%
EBIT	99.7	84.1	18.6%
EBITDA margin	5.0%	4.6%	
EBIT margin	3.7%	3.2%	
Gross margin	36.8%	36.6%	
Store expenses as % of net sales	30.8%	30.4%	
Pre-opening expenses as % of net sales	0.1%	0.3%	
General and administration expenses as % of net sales	3.3%	3.4%	

(Differences due to rounding up or down to nearest € million)

Earnings performance of the DIY store segment

The DIY store segment comprises the operating retail business at the HORNBACH DIY megastores with garden centers within the Group. At the balance sheet date on February 28, 2010, we were operating 131 DIY retail outlets across Europe (2008/2009: 129).

In the 2009/2010 financial year, we once again achieved disproportionate year-on-year earnings growth compared with sales in the DIY store segment. This increased earnings power was chiefly driven by like-for-like sales growth in Germany and Western Europe as a whole, a slight improvement in the gross margin, more favorable pre-opening and administration expense ratios and an increase in other income and expenses.

Gross profit margin

As in the previous year, earnings benefited from a slight improvement in the gross margin. As a percentage of net sales, the gross profit increased from 36.6% to 36.8%. This pleasing development was mainly supported by a reduction in average procurement prices and the success of measures taken to further reduce losses and breakages.

Selling and store, pre-opening, general and administration expenses

Selling and store expenses in the DIY store segment increased 4.6% to € 826.4 million (2008/2009: € 790.2 million). As a percentage of net sales, selling and store expenses thus rose from 30.4% to 30.8%. The reasons for this slightly disproportionate increase mainly related to collectively agreed pay rises, increased bonus payments, higher rental expenses and a rise in general operating expenses.

As a result of the lower number of new store openings, pre-opening expenses reduced from € 7.7 million in the previous year to € 3.3 million. The pre-opening expense ratio thus fell from 0.3% to 0.1%. Moreover, the earnings performance of the DIY store segment also benefited from the relative decline in administration expenses as a proportion of sales. This item thus totaled € 88.6 million in the 2009/2010 financial year, as against € 87.4 million in the previous year. The administration expense ratio decreased from 3.4% to 3.3%.

Other income and expenses

Other income and expenses jumped from € 18.3 million to € 29.3 million in the year under report. This sharp increase was mainly due to the reversal of provisions recognized in previous years in connection with electricity tax refunds in Germany. The income from advertising grants included in other income and expenses rose from € 10.4 million to € 11.2 million in the 2009/2010 financial year.

EBITDA and EBIT

The EBITDA of the DIY store segment improved by 11.3% to € 134.4 million in the 2009/2010 financial year (2008/2009: € 120.8 million). As a percentage of net sales, EBITDA rose from 4.6% to 5.0%. As in the previous year already, operating earnings (EBIT) showed markedly disproportionate growth compared with sales, rising by 18.6% to € 99.7 million (2008/2009: € 84.1 million). The EBIT margin in the DIY store segment thus grew from 3.2% to 3.7%.

Earnings performance in the real estate segment

All the real estate activities of the HORNBACH-Baumarkt-AG Group are pooled in the real estate segment. Its main business activities involve building and subsequently letting DIY store properties within the Group. These either remain in group ownership or are sold following construction to an external investor and then leased back. The respective DIY store properties are charged to the DIY store segment on comparable rental terms customary to the market.

As announced, the earnings of the real estate segment for the 2009/2010 financial year were significantly lower than in the previous year.

Rental income and expenses

Rental income in the real estate segment, 99% of which is generated within the Group, grew 6.3% to € 119.7 million in the year under report (2008/2009: € 112.6 million). Real estate expenses, on the other hand, showed disproportionate growth of 9.4% over the same period to reach € 86.6 million (2008/2009: € 79.1 million). This increase was chiefly due to significantly higher operating expenses. A large share of the increase related to expenditure on modern building control technology and energy-saving lighting facilities. These measures are intended to further enhance the energy efficiency of HORNBACH DIY megastores with garden centers and should help to reduce store energy expenses considerably in future. Net rental income reduced slightly by 1.0% to € 33.1 million in the year under report (2008/2009: € 33.5 million).

Disposal gains

While accounting gains of € 37.3 million were generated in 2008/2009 due to the disposal of three DIY store properties by way of sale and leaseback transactions and the sale of land not required for operations, in the year under report there were, as expected, no significant disposal gains on real estate transactions. This segment rather reported other charges of minus € 0.3 million in connection with the discontinuation of real estate projects.

EBIT 2009/2010 by segment
(€ million)


DIY stores
Real estate
Headquarters and consolidation
84
68
-15
2009/2010
2008/2009

EBIT 2009/2010 by region
(share in %)


38 %
(08/09: 18 %)
62 %
(08/09: 82 %)
Germany
International

EBITDA and EBIT

Due to the negative base effect on account of the disposal gains in the previous year, EBITDA and operating earnings (EBIT) in the real estate segment both halved compared with the previous year. EBITDA reduced by 46.6% to € 42.6 million (2008/2009: € 79.8 million), while EBIT decreased by 53.4% to € 31.6 million (previous year: € 67.8 million).

Earnings performance by geographical region

As is apparent from the segment report broken down by geographical region, the weighting of earnings contributions from Germany and other European countries shifted noticeably in the 2009/2010 financial year. While earnings in other European countries fell short of the previous year's figure, mainly on account of the real estate gains base effect, we were able to boost our earnings in Germany thanks to our increased operating earnings strength.

EBITDA in **Germany** rose from € 60.6 million to € 78.5 million. The domestic share of the Group's EBITDA thus increased from 31% to around 46%. The Group's EBIT in Germany improved from € 24.0 million to € 43.7 million. The domestic business thus accounted for a 38% share of operating earnings, as against 18% in the previous year. The EBIT margin for our domestic activities grew from 1.6% to 2.8%. This pleasing development was chiefly due to sales growth, as well as to operating improvements in our core business.

By contrast, there was a reduction in the earnings contributions from our international activities, which are pooled on the level of the HORNBACH International subgroup. It should be noted that virtually all of the previous year's accounting gains on real estate transactions (€ 37.4 million) were generated outside Germany, while no accounting gains were posted in the year under report. The **international business** generated EBITDA of € 90.5 million in the year under report (2008/2009: € 131.8 million), thus accounting for around 54% (2008/2009: 68%) of EBITDA at the HORNBACH-Baumarkt-AG Group. International EBIT reduced from € 111.8 million to € 71.3 million. The international share of EBIT reduced correspondingly from 82% to 62%. With an EBIT margin of 6.4% (2008/2009: 10.5%), other

European countries still achieved a higher rate of profitability than Germany.

Dividend proposal

The Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG will be proposing an increase in the dividend from € 0.87 to € 1.00 per ordinary share with dividend entitlement (ISIN: DE0006084403) for approval by the Annual General Meeting on July 8, 2010. Following the constant dividend distribution policy of the past fifteen years, shareholders should thus now be enabled to participate in the sustained improvement in the company's operating earnings performance.


HORNBACH-Baumarkt-AG* Bornheim
92 DIY megastores with garden centers in Germany
HORNBACH International GmbH Bornheim
39 DIY megastores with garden centers in other European countries
HORNBACH Baumarkt GmbH Wiener Neudorf, Austria
11 megastores
HORNBACH Holding B.V. Amsterdam, Netherlands
8 megastores
HORNBACH Baumarkt CS spol s.r.o. Prague, Czech Republic
6 megastores
HORNBACH Baumarkt Luxemburg SARL Bertrange, Luxembourg
1 megastore
HORNBACH Baumarkt (Schweiz) AG Oberkirch, Switzerland
5 megastores
HORNBACH Byggmarknad AB Gothenburg, Sweden
3 megastores
HORNBACH Baumarkt SK spol s.r.o. Bratislava, Slovakia
2 megastores
HORNBACH Centrala SRL Bucharest, Romania
3 megastores

* plus further shareholdings as presented in the complete overview provided in the notes to the consolidated financial statements on Page 98. Status: February 28, 2010

Financial Situation

Principles and objectives of financial management

Financing measures are performed by the central Group Treasury department at HORNBACH-Baumarkt-AG. These measures also include granting assistance in the form of guarantees and letters of comfort to subsidiaries. The central organization of financial management activities enables the HORNBACH Group to maintain a uniform presence on the financial markets and to provide centralized liquidity management for the overall Group.

The information required for efficient liquidity management is provided by rolling group financial planning covering all relevant companies, which is updated monthly and has a budgeting horizon of twelve months, as well as by short-term financial forecasting which is updated daily.

Based on the information available, the financing requirements of individual units within the Group are initially settled using surplus liquidity from other group companies by means of a cash pooling system. Such liquidity bears interest at market rates on the basis of internal group loan agreements.

External financing requirements are covered by taking up loans from banks and on the capital market. Moreover, DIY store properties are sold to investors upon completion, with their utilization being secured by rental agreements (sale and leaseback). Here, efforts are made to meet the IAS 17 criteria governing classification as "Operating Leases".

Financial debt

As of the balance sheet date on February 28, 2010, the net financial debt of the Group amounted to € 126.3 million (2008/2009: € 207.0 million) and was structured as follows:

Type of financing	Liabilities broken down into remaining terms						2.28.2010	2.28.2009
€ million	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total
Short-term bank debt[1]	5.7						5.7	13.2
Mortgage loans	15.0	14.1	14.1	14.1	8.4	17.7	83.3	99.7
Other loans[2]	0.0	80.0	0.0	0.0	0.0	0.0	80.0	80.6
Bonds[3]	0.0	0.0	0.0	0.0	244.9	0.0	244.9	243.8
Negative fair values of derivative financial instruments	6.1	0.0	0.0	0.0	0.0	0.0	6.1	3.8
Finance leases	0.2	0.2	0.2	0.2	0.2	0.8	1.9	2.0
Total financial debt	**27.0**	**94.3**	**14.3**	**14.3**	**253.5**	**18.5**	**421.9**	**443.1**
Cash and cash equivalents							295.6	236.1
Net financial debt							**126.3**	**207.0**

(Differences due to rounding up or down to nearest € million)

[1] Financing facilities with nominal terms of under one year (overdraft and short-term interim financing facilities) and interest provisions
[2] Loans not secured by mortgages with nominal terms of more than one year
[3] The costs of € 10.7 million relating to the corporate bond of € 250 million have been spread pro rata temporis over a term of 10 years

Solid capital structure

The inflow of funds from the bond of € 250 million issued in November 2004 with a term of ten years and an interest coupon of 6.125% was used to repay the short-term financing facilities of the Group and to provide additional liquidity for the company's further growth.

HORNBACH-Baumarkt-AG has a promissory note bond of € 80 million payable upon final maturity whose term runs until June 30, 2011.

The Group had no short-term financing facilities at the balance sheet date on February 28, 2010. The short-term financial debt (up to 1 year) of € 27.0 million consists of interest provisions (€ 5.7 million), liabilities in connection with derivative financial instruments (€ 6.1 million) and the portion of long-term financing facilities maturing in the short term (€ 15.2 million).

At the balance sheet date on February 28, 2010, the HORNBACH-Baumarkt-AG Group had free credit lines amounting to € 290.5 million (2008/2009: € 306.2 million) at customary market conditions. These include a syndicated credit line of € 200.0 million with a term until June 26, 2013. In order to provide the maximum possible degree of flexibility, all major group companies have credit lines denominated in their local currencies, generally at local banks.

No assets have been provided as security for the credit lines, the promissory note bond, or the bond. The relevant contractual arrangements nevertheless require compliance with customary bank covenants. These regularly involve pari passu clauses and negative pledge declarations. In the case of the bond, the promissory note bond, and the syndicated credit line at HORNBACH-Baumarkt-AG, they also require compliance with specific financial ratios. These key financial ratios are based on consolidated figures at HORNBACH-Baumarkt-AG and require interest cover of at least 2.25 times and an equity ratio of 25%. The interest cover, net debt/EBITDA ratio, equity ratio and company liquidity (cash and cash equivalents, plus unutilized committed credit lines) are regularly monitored within the internal risk management framework. Further key figures are calculated quarterly. Should the values fall short of certain target levels, then countermeasures are taken at an early stage. All covenants were complied with at all times in the year under report.

Cash and cash equivalents amounted to € 295.6 million at the balance sheet date (2008/2009: € 236.1 million). As in the past, liquidity is managed in the form of fixed deposits on the money market with maximum investment horizons of three months. Furthermore, following the collapse of Lehman Brothers, the Group set maximum deposit totals per bank to enhance security by spreading liquidity holdings more widely.

Key financial figures of the HORNBACH-Baumarkt-AG Group

Key figure	Definition		2.28.2010	2.28.2009
Net financial debt	Current financial debt + non-current financial debt – cash and cash equivalents	€ million	126.3	207.0
Interest cover	Adjusted(*) EBITDA / Gross interest expenses		7.3	5.9
Net debt / EBITDA	Net financial debt / Adjusted(*) EBITDA		0.7	1.3

* EBITDA excluding changes in non-current provisions and gains/losses on the disposal of non-current assets as reported in the cash flow statement

Land charges of € 186.8 million had been provided as security for mortgage loans as of February 28, 2010 (2008/2009: € 182.8 million). The value of the financing facilities secured by land charges amounted to € 83.4 million at the balance sheet date (2008/2009: € 99.7 million). Since the issue of the bond, external financing at the HORNBACH-Baumarkt-AG Group has exclusively taken the form of unsecured loans and the sale of real estate (sale and leaseback).

In line with the company's internal risk principles, derivative financial instruments are held solely for hedging purposes. The nominal values and valuation of existing derivative financial instruments have been presented in the notes to the consolidated balance sheet.

Investments totaling € 68.2 million

The HORNBACH-Baumarkt-AG Group invested a total of € 68.2 million in the 2009/2010 financial year (2008/2009: € 84.0 million), mainly in land, buildings, and plant and office equipment for existing DIY megastores with garden centers and new stores under construction. The funds required for cash-effective investments, amounting to € 68.2 million (2008/2009: € 81.7 million) could be financed in full by the cash flow of € 156.2 million from operating activities (2008/2009: € 123.6 million).

The lower level of investment is a reflection of the fact that only two DIY megastores with garden centers were opened in the 2009/2010 financial year, compared with four in the previous year. Around 57% of total investments were channeled into new real estate, including properties under construction. Around 43% of total investments mainly involved the replacement and extension of plant and office equipment, as well as intangible assets (primarily IT software). The most important investment projects related to the DIY megastore with a garden center opened in Galgenen (Switzerland) in the 2009/2010 financial year, construction work on DIY megastores with garden centers due to be opened in subsequent financial years, the conversion and extension of existing stores, and the acquisition of land for the further expansion.

Given the Group's substantial liquidity resources, the need to refinance our future growth via sale and leaseback transactions has declined. The two transactions budgeted for the 2009/2010 financial year were not implemented. The sale of one DIY store property was postponed to the next financial year. In the case of the second transaction, the intention to sell was relinquished. As in the past, sale and leaseback transactions serve to release funds to finance the Group's further growth. Long-term utilization rights are secured, with rental extension and purchase options also being agreed in most cases.

Cash flow statement

Cash flow statement (abridged) € million	2009/2010	2008/2009
Cash flow from operating activities	156.2	123.6
of which: funds from operations[1]	126.2	116.6
of which change in working capital[2]	30.0	7.0
Cash flow from investing activities	(65.0)	(15.9)
Cash flow from financing activities	(32.6)	(38.0)
Cash-effective change in cash and cash equivalents	**58.6**	**69.7**

(Differences due to rounding up or down to nearest € million)

[1] Consolidated earnings after taxes, plus depreciation of non-current assets and changes in provisions, minus gains/plus losses on the disposal of non-current assets, plus/minus other non-cash expenses/income

[2] Difference between "Change in inventories, trade receivables and other assets" and "Change in trade payables and other liabilities"

The inflow of funds from operating activities improved to € 156.2 million in the 2009/2010 financial year, up from € 123.6 million in the previous year. The improvement in key operating earnings figures was mainly driven by like-for-like sales growth in Germany and Western Europe, a slight increase in the gross margin across the Group, lower pre-opening expenses and an improvement in net working capital financing requirements (change in inventories, trade receivables and other assets plus change in trade payables and other liabilities). While an expansion-related increase in inventories, accompanied by extended current supplier liabilities, had led to an inflow of liquid funds amounting to € 7.0 million in the previous year, funds of around € 30 million were released, mainly by optimizing inventories management, in the year under report.

The outflow of funds for investment activities increased from € 15.9 million to € 65.0 million. The reduction in investments by € 13.5 million to € 68.2 million was countered in this respect by lower proceeds from the disposal of non-current assets of € 3.1 million (2008/2009: € 65.8 million). In the previous year, three DIY megastores with garden centers were sold in the context of sale and leaseback transactions. In the 2009/2010 financial year, by contrast, no DIY store properties were sold.

Due to the scheduled repayment of existing financial loans, the outflow of funds for financing activities totaled € 32.6 million in the 2009/2010 financial year, as against € 38.0 million in the previous year. Non-current financial debt of € 18.7 million was repaid, but no new long-term lending was taken up. Net financial debt reduced from € 207.0 million in the previous year to € 126.3 million.

Rating

Since 2004, the creditworthiness of the HORNBACH-Baumarkt-AG Group has been rated by the leading international rating agencies Moody's Investors Service and Standard & Poor's. Both ratings were confirmed without amendment at "BB" and "Ba2" in the latest publications by Standard & Poor's and Moody's, with a stable outlook in both cases.

Asset Situation

Equity ratio increased to 45.5 %

Balance sheet of the HORNBACH-Baumarkt-AG Group (abridged version)

€ million	2.28.2010	2.28.2009	Change
Non-current assets	629.9	597.1	5.5%
Current assets	809.5	828.1	(2.2)%
Assets	**1,439.4**	**1,425.2**	**1.0%**
Shareholders' equity	654.7	591.3	10.7%
Non-current liabilities	461.7	473.9	(2.6)%
Current liabilities	323.0	360.0	(10.3)%
Equity and liabilities	**1,439.4**	**1,425.2**	**1.0%**

(Differences due to rounding up or down to nearest € million)

The total assets of the Group rose by € 14.2 million, or 1.0% year-on-year, to € 1,439.4 million. The growth in total assets reflects the moderate continuing expansion of the HORNBACH-Baumarkt-AG Group, which is mainly apparent in investments in non-current assets. Targeted working capital management measures, on the other hand, enabled the Group to significantly reduce its inventories in spite of its expansion. In particular, the € 59.5 million increase in cash and cash equivalents and € 21.2 million decrease in financial debt document the increasingly important objective given the international financial and economic crisis of securing and extending the Group's liquidity and financial scope.

The exercising of subscription rights within the 1999 share option plan led to the issuing of a total of 163,440 new non-par ordinary shares in the company by way of a conditional capital increase in the 2009/2010 financial year. Due to the issuing of these new shares, the company's share capital rose by € 490,320 to its current total of € 47,710,500, which is divided into 15,903,500 (2008/2009: 15,740,060) ordinary shares.

The equity of the Group as stated in the balance sheet amounted to € 654.7 million at the end of the financial year (2008/2009: € 591.3 million). At 45.5%, the equity ratio thus increased once again on the previous year's figure (41.5%).

Non-current and current assets

Non-current assets amounted to € 629.9 million at the balance sheet date (2008/2009: € 597.1 million), and accounted for around 44% of total assets (2008/2009: 42%). Property, plant and equipment and investment property rose by € 35.7 million (6.6%) from € 544.4 million to € 580.1 million. Additions to assets of € 63.0 million were countered by depreciation of € 49.5 million, write-ups of € 0.3 million, and disposals of assets amounting to € 2.0 million. Furthermore, the application of IFRS 5 required real estate that is held for sale or was classified as such in the previous year, amounting to a net total of € 17.3 million, to be reclassified from current assets back to property, plant and equipment. This relates to the planned sale of a HORNBACH DIY megastore with a garden center outside Germany at the end of the 2009/2010 financial year by way of a sale and leaseback transaction. The intention to sell was relinquished in the current financial year.

Non-current income tax receivables involve a claim to payment of a corporate income tax credit with a present value of € 7.3 million. This item was capitalized in the 2007/2008 financial year due to legislative amendments (SEStEG).

Current assets dropped by 2.2% from € 828.1 million to € 809.5 million, equivalent to around 56% of total assets (2008/2009: 58%). The reduction in inventories was countered by the increase in cash and cash equivalents. Targeted measures aimed at optimizing capital commitment enabled inventories to be reduced by 13.8% from € 496.3 million to € 428.0 million. As a result, the inventory turnover rate improved significantly from 3.4 to 3.7. Receivables and other assets (including income tax receivables) amounted to € 50.8 million (2008/2009: € 44.7 million). Due mainly to the reclassification of the HORNBACH DIY megastore with a garden center held for sale in the previous year back to property, plant and equipment, non-current assets held for sale and disposal groups pursuant to IFRS 5 reduced by € 15.9 million from € 51.0 million to € 35.1 million. At the same time, cash and cash equivalents grew from € 236.1 million in the previous year to € 295.6 million. Further information can be found in the comments on the financial situation.

Non-current and current liabilities

Liabilities, including provisions, amounted to € 784.7 million at the balance sheet date, down from € 833.9 million one year earlier. Non-current liabilities dropped from € 473.9 million to € 461.7 million. This reduction in non-current liabilities by € 12.2 million was mainly due to the scheduled repayment of long-term financial debt. Non-current liabilities include deferred tax liabilities of € 43.6 million (2008/2009: € 43.4 million).

Current liabilities fell from € 360.0 million to € 323.0 million. Largely as a result of the repayment of short-term interim financing for the acquisition of land in the previous year, current financial debt decreased by € 8.4 million to € 27.0 million (2008/2009: € 35.4 million). Trade payables and other liabilities amounted to € 217.1 million at the balance sheet date, as against € 238.6 million in the previous year. Due mainly to the reversal of a provision for potential repayment obligations in connection with energy tax refunds, other provisions and accrued liabilities dropped from € 64.0 million to € 60.0 million.

The net debt of the HORNBACH-Baumarkt-AG Group, i.e. financial debt less cash and cash equivalents, dropped significantly from € 207.0 million in the previous year to € 126.3 million at the balance sheet date.

Key balance sheet figures of the HORNBACH-Baumarkt-AG Group

Key figure	Definition		2.28.2010	2.28.2009
Equity ratio	Equity / Total assets	%	45.5	41.5
Return on equity	Annual net income / Average equity	%	11.0	17.1
Return on total capital	NOPAT[1] / Average total capital[2]	%	10.2	11.9
Debt / equity ratio (gearing)	Net debt / Equity	%	19.3	35.0
Additions to non-current assets, including advance payments for land		€ million	68.2	84.0
Net working capital	Inventories and receivables less trade payables	€ million	312.3	348.9
Inventory turnover rate	Cost of goods sold / Average inventories		3.7	3.4

[1] Net operating profit after tax; defined as EBIT minus unchanged standardized tax rate of 30 % for the HORNBACH Group.
[2] Average total capital; defined as average equity plus average net debt.

Off-balance sheet financing instruments and rental obligations

In addition to the DIY megastores with garden centers owned by the HORNBACH-Baumarkt-AG Group and those used on the basis of finance lease agreements, there are 43 stores and one logistics center that are let from the associate company HORNBACH Immobilien AG or its subsidiaries, as well as 56 DIY megastores with garden centers that are let from third parties. Moreover, the Group also has a small number of additional land leasehold, leasing and rental agreements.

The obligations under rental, hiring, leasehold and leasing contracts relate exclusively to rental agreements for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS accounting standards (Operating Lease). The rental agreements principally relate to DIY megastores in Germany and other countries. The terms of the rental agreements amount to between 15 and 20 years, with subsequent rental extension options. The respective agreements include rent adjustment clauses.

At February 28, 2010, obligations under rental, hiring, leasehold and leasing contracts amounted to € 1,276.0 million (2008/2009: € 1,318.3 million). The increase attributable to the rental agreements newly concluded for two DIY megastores with garden centers was countered by annual rental payments for the 2009/2010 financial year. Furthermore, a number of rental extension options were exercised in the 2009/2010 financial year.

Overall assessment of the earnings, financial and net asset situation

The HORNBACH-Baumarkt-AG Group performed well in the 2009/2010 financial year and strengthened its market position. Despite tough price competition and the difficult macroeconomic framework in the wake of the financial and economic crisis, we managed to increase our sales both in absolute terms and on a like-for-like basis, as well as achieving significantly disproportionate earnings growth in our operating business.

Although one-off factors in the previous year meant that we reported a reduction in earnings in the real estate segment, in our retail segment we consistently boosted our earnings strength. In Germany we once again outperformed the sector average, enabling us to expand our market share yet again. Given the macroeconomic backdrop in Europe, our international business reported satisfactory developments, achieving a further slight expansion in its share of sales while maintaining a high level of profitability. The expansion outside Germany has thus broadened the foundation for further growth and made the performance of the overall Group more independent of the intense competition in Germany.

The equity ratio has risen to 45.5 %. The capital structure and liquidity remain at good levels. In view of our broad spectrum of financing sources, we enjoy a high degree of security and flexibility to finance our further growth. Overall, the economic situation of the Group is satisfactory.


Heavy stones to firm up the borders. My back has never let me live it down.


Not bad, eh?



Lakeside residence.

While the children were still small, a large pond was simply too dangerous. Now they were all old enough and the garden was ready for a change or two.

Non-Financial Performance Indicators

Number of employees
(annual average converted into full-time equivalents)


Financial year
05 | 06
06 | 07
07 | 08
08 | 09
09 | 10
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
11,000

12,640 employees at the Group
At the balance sheet date on February 28, 2010, there were 12,640 individuals (2008/2009: 12,576) in active fixed employment at HORNBACH-Baumarkt-AG or at one of its subsidiaries. The Group thus created 64 new jobs in total. As an annual average and converted into full-time equivalents, the HORNBACH-Baumarkt-AG Group had 11,357 employees (2008/2009: 11,005). At 7,687, the number of employees in Germany was virtually unchanged (2008/2009: 7,689). Due mainly to the opening of two new stores, the number of employees abroad grew from 4,887 to 4,953.

Training the next generation of staff has traditionally enjoyed high priority at HORNBACH and also forms part of our responsibility to society. We thus offer qualified training positions or *dual study programs to as many young people as possible* each year. An average of 711 young people (2008/2009: 735) were provided with training positions in one of 13 different vocations, including dual study programs, during the year under report. The largest share of these were the 371 trainees aiming to qualify as retail sales personnel (2008/2009: 401). In Germany, HORNBACH trained an average of 588 upcoming employees (2008/2009: 615). The average training quota in Germany thus amounted to just under 8.0% in the period under report (2008/2009: 8.4%).

HORNBACH also attaches great importance to equality of opportunity when selecting suitable applicants for its vocational training. Training positions are open to all interested parties, regardless of the type of secondary school they attended. We are looking for people who enjoy working in teams, like dealing with people, can communicate well and show initiative. To develop highly qualified employees for our company in future, we also provide focused and committed high school graduates with the opportunity of beginning an international career at HORNBACH over and above the customary training programs on offer. In the year under report, 30 students in Germany and abroad completed part-time study programs alongside their working commitments. On an international level, study programs are available in Switzerland, Austria, Sweden and Romania.

HORNBACH relies on training and development
One key component of our concept involves offering a high level of specialist training and extensive development opportunities to employees at our stores and in our administration departments. Here, we focused in the past year on conveying new knowledge to store employees. On the one hand, this involved enhancing their product expertise and sales skills, while on the other training sessions were held to enable employees to use the available systems correctly. This way, we aim to offer our customers the utmost specialist competence

and quality of service. A broad range of training and development measures is on offer and these are supplemented by the targeted deployment of employees from the stores (multiplier concepts).

Management development

In the context of promoting the next generation of managers, a total of 272 men and women took part in training measures preparing them to become section managers, assistant store managers or store managers in the 2009/2010 financial year. One of the priorities here was that of aligning operating activities and structures with the company's strategy. As well as promoting the next generation of managers, HORNBACH also accords priority to enhancing the competencies of existing managers. To this end, 67 store managers and district directors participated in our leadership program.

Training

Specialist training measures were attended by 5,520 employees in the past financial year. This involved our sales teams being trained by certified trainers and specially recruited expert trainers in various areas of our product range with the assistance of customized programs. Customer-based sales promotion focused on specialist competence, the latest trends and product novelties. Not only that, for especially complex projects we have further sales specialists trained in programs certified by the Chamber of Industry and Commerce (IHK).

Multiplier concepts

We have consistently promoted our activities in the field of multiplier concepts. Working under the motto of "colleagues train colleagues", the company has placed further training contents in the hands of its own employees. Several hundred colleagues now combine their usual role at the stores with their function as trainers. In this capacity, they hone the skills of their colleagues across the Group in a broad range of contents and challenges. The topics covered range from innovative DIY projects via new software applications to skills for advising customers and managing sales talks.

HORNBACH Project Shows

HORNBACH's Project Shows have been a fixed component of training activities at the Group's training / multimedia and personnel development department for many years now. In 2009/2010, new training programs were designed and implemented for existing Project Show topics, such as "Using solar energy", "Living securely – mechanical home security", "Garden wood protection" and "Design your own bathroom".

Other measures

Configuration software for the prefabricated construction component product range was introduced at all HORNBACH stores in Germany, Austria and Luxembourg in the 2009/2010 financial year. This software helps our employees on the sales floor to provide customers with fast, reliable and competent information about the products and prices available from select suppliers of prefabricated construction components. The software also enables offers to be prepared, which can then be converted via an interface into customer orders.

The conversion of the HORNBACH DIY megastore with a garden center in Brasov (Romania) in February 2010 marked the completion of the rollout of the new "WWS" merchandise system.

Homogenous store network

HORNBACH has longstanding experience built up over several decades in operating DIY megastores with garden centers. This is also reflected in the average store size of 11,300 m² (2008/2009: 11,200 m²), a figure unmatched by any competitor among Europe's other leading DIY players. At the same time, our store network is highly homogenous, with 84% of the Group sales areas as of the balance sheet date at stores which are larger than 10,000 m². This facilitates the rapid rollout of universal and/or innovative concepts to old and new sales areas alike (best practice approach). What's more, the combination of homogeneity and large surfaces generates substantial logistical benefits, thus providing us with an advantage over our competitors. In the year under report, we enlarged our network with two new stores with sales areas of around 29,000 m².

Moreover, we are also working continuously on gradually bringing the design of older stores in line with the latest standards, and on enhancing operating processes to enable customers' wishes to be met even more closely. These measures include signs, shelving measures, adjustments to the layout of the stores, through to store extensions and the further enhancement of the product range.

Customers appreciate project concept

The guiding principle underpinning the ongoing enhancement of the HORNBACH concept is the consistent focus on the needs of our project customers. Our strategic alignment, which unites the basic criteria underlying customers' purchasing decisions, such as easy store accessibility, stocking large quantities of articles, the simple and attractive presentation of merchandise, the highest levels of competence in the composition of the product ranges and in the provision of advice, and not least a reliable pricing strategy, has matured over 130 years of experience in the DIY sector.

Particularly in the year of the economic crisis, a whole series of consumer surveys and sector studies proved once again that our customers appreciate HORNBACH's positioning, with its emphasis on reliability and partnership when it comes to projects. We scored especially well with all those customers implementing extensive home improvement and construction projects in their houses, apartments and gardens. These customers need a partner not just to meet their individual project requirements, but one which can rather cover project customers' whole range of needs in terms of selection, quality, price and advice. With its clear, transparent project focus, HORNBACH thus successfully differentiated itself from its competitors in 2009/2010 as well.

In the "Kundenmonitor Deutschland 2009" customer survey, HORNBACH succeeded not only in matching the top rankings already seen in previous years, but also in improving its ranking across large sections of the survey. This, the most important consumer survey in the German retail sector, which has been compiled annually since 1992, involved around 6,000 DIY store customers being asked to assess their DIY store.

The fact that HORNBACH achieved top position in the "would recommend to others" category is closely linked to its superb performance in key individual criteria within the survey. HORNBACH was thus awarded the top position for "specialist advice", an especially important category for DIY customers, in 2009. For the fifth and sixth consecutive years, HORNBACH defended its position as the best DIY store in terms of "product selection and variety", "product quality", and "product range compared with competitors". By also awarding first place in no less than eight out of nine individual product ranges, customers have borne witness to the substantial advantages HORNBACH has over its competitors. We came a close second in the overriding category of "overall satisfaction" and in the "value for money" category, thus once again achieving top positions ahead of most competitors.

Top scores on the international pitch as well

HORNBACH notched up top scores in terms of customer satisfaction in other European countries as well in the past financial year. In the Netherlands, for example, HORNBACH was singled out as the best player in the sector in two separate studies. Not only did the study carried out by GfK, a consumer research company, award HORNBACH top position. In the "Retailer of the Year" study now undertaken for the sixth time, HORNBACH was also voted "Best DIY Store in the Netherlands" for the fifth year in succession. In the "Kundenmonitor 2009" customer survey performed in Austria by analogy with its German counterpart, HORNBACH matched the previous year's success, securing top position for overall satisfaction and in no less than 28 of 30 individual categories. According to the "Swedish Quality Index", HORNBACH had the most satisfied customers in Sweden for the second consecutive year.

Alongside overall satisfaction, this positive assessment by customers is also reflected in categories relating to the company's product range, advice and prices. In the GfK survey carried out among 3,000 consumers in the Netherlands, for example, HORNBACH was ranked first in the categories of "product quality", "product availability" and "extensive product range". Austrian customers awarded HORNBACH top position in the categories of "product quality", "product selection and variety", and "specialist competence", as well as in the "friendliness" and "availability of contact partners" categories. According to a GfK survey, Czech customers singled out HORNBACH as the top DIY store in the "product range" category.

However, product range and advice alone are not sufficient to meet project customers' needs - the company must also offer value for money. The latest studies show that customers appreciate the permanent low price strategy HORNBACH has pursued for many years now.

Permanent low price policy

Competition in the European DIY sector is not only carried out via differing retail concepts. It is also accompanied by price competition, which remained just as unrelenting in the past financial year as well. We have relied on an uncompromising, credible permanent low price strategy for many years now. This differentiates us from the discount campaigns at our competitors. We see this as providing the best foundation for achieving sustainable, above-average growth and high earnings power in the long term. Our aim is to retain customers at HORNBACH on a permanent basis by offering the highest possible degree of transparency, reliability and honesty in our pricing policies. The price guarantee accompanying the permanently low prices is intended to provide our customers with the certainty that they can focus all of their energies at all times on solving their projects.

Services for "Do-it-for-me" customers

When making purchases, DIY store customers are according ever greater priority to services. We are continually expanding our tradesman service to help those customers who merely wish to select their products at HORNBACH and then to entrust the work to experienced specialists ("Do-it-for-me" customers). This service enables customers at our stores to commission the laying of flooring, or the fitting of garage, interior and house doors, windows, awnings, and wood-burning stoves. Customers deal with a central contact partner, thus benefiting from a standardized order process with a clearly structured price list. In the 2009/2010 financial year, sales with our tradesman service showed double-digit growth, thus performing even more dynamically than the Group's overall sales. The "house door and window assembly" module made a particularly marked contribution to this growth. Further services in the field of prefabricated construction components are to be added to the catalog in future.

Entirely consistent with our focus on energy efficiency are the services we offer in connection with heating. Having completed the rollout of "solar heat", we offered the heating boiler assembly module once again in the period under report. New additions to our product range include low-temperature oil heating boilers and gas heating appliances with or without water heating functionalities. Our customers are able to have these components installed in their boiler rooms either with conventional or condensing boiler technology by specialist tradesmen from our service partners. All additional peripheral work required in the boiler room, such as the replacement or installation of storage facilities, pipes, and safety equipment, can be identified and implemented for each individual project. The possibilities of combining solar heat with heating boilers and the newly available water-bearing stoves underline HORNBACH's capabilities when it comes to offering energy-efficient project solutions.

During the period under report, we standardized numerous service packages for garden construction elements across Germany. Customers can now have their summerhouses, fences, car ports, greenhouses and tool sheds assembled and installed by our tradesman service at all HORNBACH locations in Germany. When necessary, additional services such as foundation work and surface treatment can also be offered.

A further attractive option for customers is the possibility of implementing entire bathroom renovation programs with the assistance of HORNBACH. In select stores offering the relevant bathroom selection, customers can commission the entire refurbishment of their bathrooms, including all installation work, as well as all project-related additional services, such as decoration, electrical installation and door assembly, from our service partners.

Logistics as a winning factor – also for the environment
One key success factor in the operation of DIY megastores with garden centers across Europe is our sophisticated merchandise management system in conjunction with our homogenous store network. By developing its own group logistics system, HORNBACH has over the years built up a competitive advantage in terms of procuring transport services. Its logistics system combines direct supplies to stores, indirect deliveries via central warehouses and cross docking. In the past year as well, our logistics infrastructure actively supported our expansion within Europe, thus laying a foundation for further growth.

With its logistics centers, HORNBACH is also making a sustainable contribution towards protecting the environment. The aim is to reduce CO_2 emissions along the merchandise value chain. Pooling supplier deliveries enables thousands of truck journeys to be avoided. Not only that, with the assistance of tour plans optimized daily, we reduce the volume of empty runs to and from our locations, thus avoiding unnecessary miles on the road. Group logistics only makes use of trucks with modern low-emissions engines. Moreover, inland waterways and the railroads are used for transportation, for example to transport imported goods from Hamburg and Rotterdam to the logistics centers.

Standardized merchandise system across Europe
Following the rollout in Slovakia, Sweden, and Romania in the 2009/2010 financial year, the integrated merchandise system is now in use across Europe. This group-wide, homogenous platform for our information technology (IT) is a key cornerstone for our future international growth. It provides significantly higher transparency for all processes involved in merchandise management and enhances the possibilities for managing operations across the whole Group.

HORNBACH deploys an electronic network (WAN) for data transfers with its international locations. In the fall of 2009, we completed the Europe-wide conversion to a new, higher-performance technology platform which has optimized availability, especially in our East European regions.

HORNBACH's internet presence has been supported by internal company technology since the 2009/2010 financial year. A consistent IT virtualization strategy ultimately provided the key to success in this respect. This facilitated the development of an infrastructure leading to substantial cost savings, and that with higher availability levels and enhanced services.

In the Czech Republic, both the reduced and the full sales tax rates were changed as of January 1, 2010. The conversion of all IT systems required as a result of this ran smoothly.

HORNBACH – giving everything to the project
By working with two widespread image campaigns, HORNBACH focused consumers' minds on the "projects" topic once again in the past financial year. In time for the beginning of the season, HORNBACH called on all "project-hungry" DIY enthusiasts to tackle projects in their houses and gardens and to "become one with their project". At its core, HORNBACH's campaign for the first half of the year drew on key DIY-related virtues, such as dedication, passion and self-fulfillment, and thus deliberately also emitted positive signals in times of crisis.

The campaign in the second half of the year also provided impetus in a variety of ways. Under the motto "Make it into your project", HORNBACH appealed to its customers' spirit of get-up-and-go, and that in spite of, or maybe because of, the crisis mood. With its visually stunning "Hymn to Action", HORNBACH placed its "project" theme in a broader context, presenting "Getting things done" and "Tackling projects" as a mindset necessary not only for traditional DIY projects, but also for topics and projects relevant to society at large. On the one hand, this highly unusual message took up and expanded on the recurrent theme underlying HORNBACH's communications – a passion for projects. On the other hand, the campaign clearly struck a nerve by addressing people's needs and arousing their emotions. It was enthusiastically received by end consumers and media alike. Its creative potential was especially apparent on the internet, where customers posted and exchanged views on their own text or film versions of the "Hymn" in forums and blogs on a variety of topics.

HORNBACH's campaign was complemented by using other high-coverage media, such as radio, print, billboards and the internet. A further core component of the company's communications involves the advertising booklets and "HORNBACH Aktuell" booklets. As well as presenting the breadth and depth of our product ranges, these also provide project guidance, information about our range of services and project benefits, and tips as to our monthly Project Shows.

HORNBACH's advertising campaigns won numerous international and national prizes yet again in the 2009/2010 financial year, ranging from the Epica Award to the Silver Megaphone of the German Advertising Yearbook for the best campaign in 2009. What's more, the "If you can imagine it, you can also build it" concept from the 2008/2009 financial year was awarded a Silver Lion for the best integrated campaign at the renowned Cannes Awards last summer, as well as being singled out for a Grand Prix at ADC Europe.

Corporate responsibility

The HORNBACH Group is committed to responsible, socially-oriented corporate behavior over and above its actual business activities.

Environmental protection

Cutting energy consumption in order to reduce CO_2 emissions has become a prime topic in the area of building and renovation as well. The Energy Saving Ordinance issued in October 2009 imposes new requirements on homeowners. HORNBACH – the DIY store for projects – has been a competent partner in this area for years now, and can offer a suitable product range and qualified advice. Energy-saving possibilities, such as insulating facades, replacing windows, doors or heating boilers, and solar energy, were key topics in our Project Shows and advertising booklets once again in the year under report. Given the first stage of the ban on filament light bulbs as of September 1, 2009, information campaigns and the wide range of energy-saving lamps also played a major role.

One particular focus was the ongoing fight against illegal felling ("No tropical wood from forest depletion"), which recommended customers to purchase timber products bearings the Forest Stewardship Council (FSC) quality seal. Back in 1996, HORNBACH already provided the WWF and Greenpeace with a voluntary undertaking not to import any uncertified tropical timber – thus pioneering the issue in the DIY store sector. We set up our own quality management and environmental department in 2001. One focus of its activities involves working to protect rainforests and promote sustainable forestry which also meets social and work safety standards. There is growing public awareness in this area. The FSC seal is also gaining in importance in political terms. Forests in municipal ownership in Germany, for example, are obtaining certification, thus offering increased possibilities of satisfying the rising demand for certified timber products.

In 2007, HORNBACH became the first international DIY chain to be awarded the FSC Chain of Custody certificate GFA-COC-002007. Since then, its entitlement to this certificate has been reviewed in annual audits performed by an independent testing institute. Trade companies that are themselves certified and all environmentally-aware DIY enthusiasts can now find a product range at HORNBACH that includes more than 2,500 timber products bearing the FSC seal. That is the most extensive range on offer anywhere in the DIY sector. Not only that, the company is also involved in international WWF projects to protect species and maintain their natural habitats and forest stocks.

A further focus of the company's quality management involves implementing European environmental legislation (catchwords: RoHs, WEEE, REACH). The aim is to identify hazardous heavy metals and chemicals in products, to avoid them where possible, and to dispose of valuable materials intelligently. HORNBACH benefits here from its close international links with suppliers and specialist DIY associations.

Given the increasing scarcity of resources, a commitment to the environment in today's world would be unthinkable without recycling. To minimize the number of journeys required, HORNBACH stores use compressors for high-volume waste, such as paper and plastics. A comprehensive waste concept promotes the separation, and thus recycling, of other waste.

The company also actively takes account of environmental protection factors when building and operating its stores. One example here is the new lighting technology introduced in the year under report. In future, this will benefit all new DIY stores and the 36 stores already converted to the new technology in the past financial year. At its core, the new technology involves introducing electronic control gear for the operation of halogen metal vapor lamps. Central lighting control now allows the lighting to be dimmed and means that only that volume of light actually required in the given area is used. What's more, the lighting system is tailored to make optimal use of daylight. The installation of large roof light domes at new stores will also assist in using natural light. The new lighting technology not only increases the operating lifetime of the lighting equipment by around 50%, but also reduces annual energy costs by 20%. A further plus point is the noticeable improvement in lighting quality in the shelves. It is also worth mentioning that this energy saving enabled 8,000 tonnes of CO_2 to be avoided. Efficiency is also the guiding principle underlying our heating, where consistent retrieval of the heating energy in ventilation systems helps to ensure lower levels of consumption.

Employees

In its behavior towards its employees, HORNBACH accords absolute priority to ensuring equality of opportunity and rejecting any kind of discrimination. Ethnic origin, gender, age, physical restrictions and religious affiliation play no role in the assessment of applicants. The only qualities that count are specialist competence and team spirit. By signing the "Diversity Charter" in 2008, the company underlined its commitment to a working environment that is free of prejudice.

HORNBACH has responded to the challenges presented by future pension provision by introducing a company pension model. This consists of four modules including both collectively agreed retirement pension contributions and the option of converting voluntary bonus payments and collectively agreed remuneration claims, such as vacation allowances. The part-time early retirement model expired in 2009. This has been superseded by a retirement provision model that uses "working time accounts" to enable employees to structure their retirement age individually, i.e. to retire prematurely.

The company's success is closely linked to the competence and motivation of its employees. Their willingness to roll up their sleeves and thus to improve the Group's earnings is honored by HORNBACH'S bonus model. The possibility of acquiring employee shares represents another way of enabling employees to participate in the company's success.

Society

One particular sign of the company's social responsibility towards its employees was the establishment of the HORNBACH Foundation "People in Need" in 2002. This has since offered assistance in cases of fatality, accidents and severe illness. Employees in turn document their solidarity with the Foundation with their "Employees help Employees" campaign, in which the company doubles the donations collected. Moreover, the Foundation is also a contact point for people outside the company who are in situations of dire need. All in all, the Foundation supported 65 individuals with a total of more than € 100,000 in the year under report.

The company's commitment to society, which extends beyond the work of the Foundation, focuses in terms of its donations on social welfare projects, especially those benefiting children and young people. In this spirit, the stores also became involved on location and had an open ear for requests from local organizations.

As a member of the Rhine/Neckar European Metropolitan Region, HORNBACH is promoting academic excellence in the region. HORNBACH-Baumarkt-AG has thus continued to support a research project at the German Cancer Research Center (DKFZ) in Heidelberg with € 100,000 a year. HORNBACH Immobilien AG also supports the project with a donation of the same amount. Among other measures, this enabled a professorship to be established for a young female scientist of international standing in the year under report.

Over and above this, the basic rules of social responsibility as practiced by HORNBACH include recognizing the international standards set out in the conventions of the International Labor Organization. The company thus only procures its products from factories meeting minimum standards, such as exclusion of child and forced labor, no intimidation of employees through maltreatment or verbal threats, adherence to work safety regulations, and compliance with environmental legislation. Suppliers have to ensure that these standards are also met by their upstream suppliers. Standardized factory audits are used to monitor compliance with these regulations.

Risk Report

Risk management at the Group

All entrepreneurial activity directly involves opportunities and risks. Effectively managing opportunities and risks therefore represents a critical success factor in sustainably securing the company's value. The Board of Management of HORNBACH-Baumarkt-AG is committed to risk-conscious corporate management which accords top priority at all times to safeguarding the continued existence of the overall company and its subsidiaries. The risk management system (RMS) implemented by the Board of Management is intended to achieve ongoing enhancements in the early identification of risks with the aim of proactively managing such risks, as well as continuously optimizing the company's opportunity/risk profile. On this basis, the Board of Management has adopted the following principles.

Risk policy principles

The generation of economic profit necessarily involves risk taking. Nonetheless, no action or decision may entail any threat to the continued existence of the company or any of its operations. As a matter of principle, the Group does not enter into any risks which relate neither to its core processes nor to its support processes. Core processes involve developing and implementing the respective business models, procuring merchandise and services, location decisions, safeguarding liquidity and developing specialist and management personnel. Any earnings risks entered into have to be justified by an appropriate level of expected return. The relevant key figures are based on the return on capital committed. Risks which cannot be avoided have to be insured against, where this is economically expedient. Residual risks have to be controlled by means of a range of risk management instruments.

Organization and process

The risk management system in place at the HORNBACH-Baumarkt-AG Group forms an integral part of the company's management structure. It consists of the central components of early risk identification, controlling and planning processes, reporting and an internal control system, and is continually enhanced and optimized. Upon the introduction of the German Accounting Law Modernization Act (BilMoG) in the 2009/2010 financial year, for example, work began on structuring the existing internal control system in respect of financial reporting and on ensuring uniform documentation of this system across the Group. By the end of the 2009/2010 financial year, this documentation of the controls accompanying key processes was largely complete.

Responsibility for establishing, organizing and maintaining a suitable, target-based risk management system, and the internal control system in particular, lies with the Board of Management.

In terms of the organization and maintenance of the system, the Board of Management is supported by the Director of Group Controlling / Risk Management.

Risk managers at the Group's operations in Germany and abroad are responsible for taking suitable measures to manage risks in their area of responsibility. When identifying and evaluating risks and determining appropriate measures to manage such risks, risk managers are supported by a central risk controller responsible for coordinating risk management processes and aggregating the risks thereby reported.

Risks are evaluated in terms of their implications and their probability of occurrence and are allocated to so-called risk classes in which the risks are classified as representing "high", "medium" or "low" risks overall. In cases where they cannot be quantified, they are assessed in terms of their qualitative implications. The target figures used at the Group (including EBIT) serve as a basis for reference in this respect.

The principles and regulations underlying the risk management system are documented in a risk management handbook. This sets out uniform principles for the overall Group concerning the structures and processes necessary for the early detection of risks.

To support the risk management process, a standard software solution has been implemented across the Group which offers assistance in recording and documenting risks and the relevant risk management measures.

Risks are updated quarterly and reported to the Board of Management. The Supervisory Board and Audit Committee discuss the current risk situation on a half-yearly basis. Alongside this scheduled reporting, ad-hoc reporting structures are also in place and have been implemented in the risk management process for risks arising unexpectedly.

The internal control system currently in place is based on standardized documentation requirements at the Group for all processes and related risks which could have a material impact on the financial reporting process. The internal control system is supported in this respect by the relevant work instructions and handbooks available on the Group's intranet.

Within the framework of its activities, the Group Internal Audit Department regularly audits the functionality of the existing risk management system. When auditing the annual financial statements, the external auditor also assesses whether the early warning risk identification system is suitable to provide early warning of any developments that could threaten the continued existence of the company.

Internal control and risk management system in respect of the group financial reporting process (report and explanatory comments pursuant to § 315 (2) No. 5 HGB)

The objective of the internal control and risk management system in respect of the financial reporting process is to identify and evaluate those risks which could prevent the consolidated financial statements from conforming to the relevant requirements. Corresponding control measures and clear responsibilities are allocated for the risks thereby identified. These are intended to provide reasonable assurance of the possibility of preparing financial statements for the overall Group and those subsidiaries requiring consolidation that conform to the relevant requirements in spite of the risks thereby identified.

The HORNBACH-Baumarkt-AG Group began to structure its existing internal control system in respect of the financial reporting process in the 2009/2010 financial year and to document this uniformly for the overall Group in a risk matrix.

By the end of the 2009/2010 financial year, this documentation of the controls relating to the most important group-wide processes was largely complete. A corresponding review of the risk and control descriptions by foreign subsidiaries, with additions being made where necessary, is scheduled to take place in the 2010/2011 financial year.

Alongside defined control mechanisms, such as technical system and manual agreement processes, key elements of the internal control system include the separation of functions and the existence of guidelines and work instructions, and compliance with such. The principle of dual control is applied throughout the financial reporting process, and compliance is required with specified approval processes. Clearly defined company and management structures, clearly allocated responsibilities and adequate regulations governing access to the information and accounting systems relevant to the financial statements based on a standard authorization concept valid for the entire Group serve to further diversify and control risks. These principal control measures are integrated into financial reporting processes.

Group companies prepare their financial statements locally. They are responsible for taking due account of local requirements and compliance with group-wide guidelines in the form of work instructions and accounting and organization handbooks, as well as for the correct reconciliation of local separate financial statements (Commercial Balance Sheet I) with the separate financial statements prepared in accordance with group-wide uniform accounting policies (Commercial Balance Sheet II). The accounting handbook in particular sets out clear instructions limiting employees' discretionary scope in terms of the recognition, measurement and disclosure of assets and liabilities, thus reducing the risk of accounting inconsistencies within the Group. In their quarterly group-internal declarations of completeness, the managers responsible for the accounting treatment of the relevant items confirm the correctness and completeness of the respective separate financial statements. On group level, the Group Accounting Department and Group Controlling Department perform further checks on the plausibility and correctness of the accounting data input into the financial statements. The process of preparing consolidated financial statements is centrally coordinated by way of a specified deadline and activity plan and monitored both centrally and locally. Subsidiaries are supported by central contact partners throughout the entire financial reporting process.

Major changes to financial reporting processes due to new laws, legislative amendments or changes in internal processes are discussed once a year prior to implementation at an international finance conference for all managers with significant involvement in the group financial reporting process. Specialist accounting or financial reporting issues either involving particular risks or requiring special expertise are monitored and processed centrally. External experts, such as chartered surveyors, are drawn on in particular to assess the fair values of real estate in the context of impairment tests or to measure pension provisions.

All significant processes relevant to financial reporting are uniformly portrayed across the Group in a common IT system for the overall Group. This complete integration of all major finance systems within a uniform IT system ensures the integrity of the data on which the separate and consolidated financial statements are based. In conjunction with the accounting handbook valid for the whole Group, the use of uniform account codes across the Group and central management of the account system ensure uniform accounting treatment of transactions of the same nature.

This also serves as a basis for group consolidation in accordance with the relevant requirements. Consolidation measures and the necessary agreement activities are performed centrally by a consolidation department. The checks to be undertaken in the consolidation processes, such as the consolidation of liabilities, expenses or revenues, are performed both automatically by the system and manually.

The risk of any system breakdown or loss of data is minimized by centrally managing and monitoring all significant IT systems involved in the financial reporting process and regularly performing system backups.

As an integral component of the internal control system, within the framework of its activities the Group Internal Audit Department regularly audits the effectiveness of the internal control system in respect of the financial reporting process on the basis of a risk-oriented audit plan.

Alongside these internal audits, the external auditor also assesses the effectiveness of internal checks of relevance to the financial reporting process within the framework of its audit. When auditing the financial statements, the auditor is obliged to report to the Supervisory Board Audit Committee on any risks relevant to the financial reporting process, any weak points in the control measures and any significant weaknesses in the internal control and risk management system.

Having said this, even suitable, functional systems cannot provide absolute certainty concerning the identification and management of risks.

Financial risks
The Group's financial risks comprise foreign currency, interest rate, liquidity, and credit risks. Responsibility for managing these risks lies with the treasury department.

Foreign currency risks
In general, HORNBACH is exposed to foreign currency risks on account of its activities in countries with currencies other than the euro. Specifically, these involve Swiss francs, Czech crowns, Swedish crowns, and Romanian leis. Any depreciation in a foreign currency against the euro can lead to a reduction in consolidated earnings when translating the separate financial statements of foreign subsidiaries into euros, the Group's currency. These risks are not hedged at the Group.

Furthermore, the increasingly international business activities of the Group result in rising foreign currency requirements both for handling international procurement and for financing objects of investment in foreign currencies. Any change in the exchange rate between the euro and the procurement currencies (chiefly the US dollar) could have a direct negative impact on earnings. Open foreign currency positions with a significant influence on the annual earnings of the Group are therefore largely secured by hedging transactions (forward exchange contracts). Risks relating to foreign currency loans are hedged via the operating cash flow of country companies operating in the same currency (natural hedging).

Interest rate risks

Interest rate exchange agreements (interest swaps) have been concluded to secure the interest rates on existing non-current liabilities. The interest swaps enable floating interest rates on loans to be exchanged for fixed interest rates, thus securing the interest payments on loans which could have a significant influence on the Group's annual earnings.

Liquidity risks

The acquisition of land, investments in DIY megastores with garden centers and procurement of large quantities of merchandise require liquidity to be permanently available. The financing of the company's further expansion is secured by the inflow of funds from the operating cash flow and sale and leaseback transactions, as well as by bilateral bank loans, a syndicated credit line of € 200 million with a term running until June 26, 2013, a promissory note bond of € 80 million, and not least the € 250 million bond issued by HORNBACH-Baumarkt-AG in the 2004/2005 financial year, which has a term running until November 15, 2014.

HORNBACH is countering the risk of no longer being able to obtain longer-term financing for new locations from banks or via sale and leaseback transactions due to financing conditions on the capital markets by flexibly adjusting its investments, maintaining a substantial liquidity cushion and with short-term financing based on existing credit lines. The HORNBACH Group committed itself to comply with specific key financial figures in the context of the bond issue, the agreement of a syndicated credit line and the taking up of a promissory note bond. Any failure to do so may possibly result in immediate repayment being required for the funds drawn down. This would necessitate follow-up financing, leading to higher interest expenses. Among other aspects, these covenants require an equity ratio of at least 25% and interest cover (EBITDA / gross interest expenses) of at least 2.25. These key financial figures are monitored on an ongoing basis. The covenants were complied with at all times during the 2009/2010 financial year. At February 28, 2010, the equity ratio amounted to 45.5% (2008/2009: 41.5%), and interest cover amounted to 7.3 (2008/2009: 5.9).

The information required for efficient liquidity management is provided by rolling group financial planning with a twelve-month budgeting horizon, which is updated monthly, as well as by a daily financial forecast. The Group currently faces no risks in connection with any follow-up financing necessary to cover maturing financial liabilities. At present, no liquidity risks are discernible.

Credit risks

The company limits the risk of any financial loss in connection with financial investments and derivative financial instruments by working exclusively with contractual partners of strong creditworthiness and selecting banks covered by collective deposit security arrangements. Moreover, bank deposits have been distributed among several financial institutions in order to counter the increased risk of bank deposit default in the context of the financial market crisis. This approach was maintained in the 2009/2010 financial year. The company's retail format (cash and carry) means that the risk of receivables defaults in its operating divisions is already considerably reduced.

Further detailed information about financial risks can be found under Note 33 in the notes to the consolidated financial statements.

External risks

Macroeconomic and sector-specific risks

The dependency of HORNBACH DIY megastores with garden centers on general macroeconomic developments and levels of disposable household income could become apparent in the form of unwillingness on the part of customers to make purchases in periods of low economic growth. In particular, uncertainty as to the duration of the implications of the global economic crisis for the overall economy and the labor market indicates that the risk of stagnating or declining DIY sales in those European countries in which HORNBACH operates has not yet been fully overcome. In the 2009/2010 financial year, for example, the sales performance of the Group's East European locations fell short of expectations due to variations between countries in terms of the intensity of the effects of the economic crisis.

Irrespective of this, a major dependency on economic developments in Germany has been identified. The further expansion into other European countries is intended to achieve an ongoing diversification of risk. Furthermore, the company generates a substantial share of its sales with seasonal articles, whose turnover is significantly affected by external factors, such as weather conditions.

Natural hazards

The climate change observable around the world also directly affects HORNBACH locations in Germany and other European countries. In addition to potential natural catastrophes (e.g. flooding), the HORNBACH Group is also exposed to risks resulting from fire and explosions. The principal natural hazards and any potential interruption to operations arising as a result are covered by group-wide insurance policies.

Operating risks

Location and sales risks

Investments in unsuitable locations could have a significant negative impact on the Group's earnings power. To minimize such risks, investments in new locations are therefore prepared on the basis of detailed market research analysis, with investment decisions being taken on the basis of dynamic investment calculations and sensitivity analyses. The risk of unsatisfactory sales performance due to additional factors, such as customer behavior and the local competitive situation, can nevertheless not be excluded entirely. Ongoing investments have to be made in locations and in enhancing customer service levels in order to maintain the company's competitiveness, especially in countries with low market growth and intense competition.

Procurement risks

To avoid the loss of major suppliers, the Group has developed an efficient early warning system that monitors suppliers continuously on the basis of various quantitative and qualitative criteria. The implications of any potential supplier loss are further reduced by probing the market for alternative substitutes at an early stage. Should there be any further deterioration in the macroeconomic situation, however, then the risk of the Group losing suppliers and being unable to procure such products elsewhere at short notice cannot be excluded entirely. The overall Group has a total of three central warehouses in order to reduce the risk of any interruption to the logistics chain and optimize the supply of merchandise. In its procurement of merchandise, HORNBACH is subject, among other risks, to increasing purchasing prices for articles involving a high share of crude oil, copper or steel as a result of volatile prices on the international commodities markets. Moreover, should the procurement cooperation in place with Kingfisher be terminated as a result of a sale of the shareholding held by Kingfisher, then procurement terms for certain goods previously purchased in cooperation with Kingfisher can be expected to deteriorate overall.

Legal risks

Legislative and regulatory risks

As a result of its business activities in various countries, the HORNBACH-Baumarkt-AG Group is subject to various national legislative frameworks and regulations. Legislative amendments may therefore lead to higher compliance costs. Alongside risks such as those relating to damages claims due to infringements of patents or industrial property rights, or of damages resulting from environmental or product liability, the

Group's future earnings situation may also be negatively affected in particular by any tightening up of national construction laws or regulations governing the acquisition of land.

Risks relating to legal disputes

In the course of their business operations, the companies of the HORNBACH-Baumarkt-AG Group are inevitably confronted with legal claims on the part of third parties, both in court and out of court. At present, HORNBACH is not involved in any current or foreseeable court or arbitration proceedings which could have any significant impact on the Group's economic situation.

Management and organizational risks

IT risks

The management of the Group is heavily dependent on high-performance information technology (IT). The ongoing maintenance and optimization of IT systems is performed by highly qualified internal and external experts. Unauthorized data access, and the misuse or loss of data are averted by using appropriate up-to-date virus software, firewalls, adequate access and authorization concepts and by maintaining back-up systems. Appropriate emergency plans are in place for unexpected breakdowns in IT systems.

Personnel risks

The deployment of highly motivated and qualified employees represents one of the foundations for HORNBACH's success. This pillar of the corporate culture is therefore of great significance for the overall Group. The maintenance of employee satisfaction is evaluated in regular employee surveys carried out by external service providers, while employee qualification levels are continually improved with appropriate training and development measures. In its retention of highly qualified specialist and management personnel, however, HORNBACH is dependent on a variety of external factors, such as overall developments on the labor market or in the sector.

Overall assessment of the risk situation

There were no risks to the continued existence of the HORNBACH-Baumarkt-AG Group in the 2009/2010 financial year. From a current perspective, there are also no discernible risks that could endanger the continued existence of the company in future or sustainably impair its earnings, financial or net asset position.

Other Disclosures

Events after the balance sheet date
Following the balance sheet date as of February 28, 2010 the HORNBACH DIY megastore with a garden center in Biel (Switzerland) was sold to an investor and let back on a long-term basis by way of a sale and leaseback transaction in March 2010. This transaction, originally expected in the fourth quarter of the 2009/2010 financial year, generated disposal gains of € 10k and an inflow of funds of around € 34 million in the real estate segment. The inflow of funds is to be fully reinvested in the Group's future growth.

Other than this, there were no events up to this annual reporting going to print which could be of material significance for the assessment of the net asset, financial or earnings position of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group.

Dependent company report
A report on relationships with associate companies has been compiled for the 2009/2010 financial year pursuant to § 312 of the German Stock Corporation Act (AktG). With regard to those transactions requiring report, the report states: "Our company has received adequate counterperformance for all legal transactions executed with associate companies in accordance with the circumstances known to us at the time at which the legal transactions were performed and has not been disadvantaged by such transactions. No measures requiring report arose during the financial year".

Compensation report
The compensation report presents the basic features and structure of the compensation of the Board of Management and the Supervisory Board. It forms a component of the Group Management Report and is presented in the Corporate Governance chapter from Page 26 of this annual report onwards.

Report pursuant to § 315 (4) HGB
As the parent company of the HORNBACH-Baumarkt-AG Group, HORNBACH-Baumarkt-AG participates in an organized market as defined in § 2 (7) of the German Securities Acquisition and Takeover Act (WpÜG) by means of the shares with voting rights thereby issued and therefore reports in accordance with § 315 (4) of the German Commercial Code (HGB) pursuant to the Takeover Directive Implementing Act.

Composition of share capital
The share capital of HORNBACH-Baumarkt-AG, amounting to € 47,710,500, is divided into 15,903,500 ordinary bearer shares with a prorated amount in the share capital of € 3.00 per share. Each individual ordinary share entitles its holder to one vote at the Annual General Meeting. Reference is made to the relevant requirements of stock corporation law in respect of the further rights and obligations for ordinary shares.

Direct or indirect shareholdings in the capital
HORNBACH HOLDING AG, based in Le Quartier Hornbach 19, Neustadt an der Weinstrasse, Germany, holds more than 10% of the voting rights. Its shareholding, and thus its share of voting rights, amounted to 76.4% as of February 28, 2010.

Change of control
Substantial agreements taking effect upon any change of control are in place between HORNBACH-Baumarkt-AG and third parties in respect of contracts relating to the long-term financing of the Group.

Statutory requirements and provisions in the Articles of Association relating to the appointment and dismissal of members of the Board of Management and amendments to the Articles of Association
The appointment and dismissal of members of the Board of Management (§ 84 and § 85 of the German Stock Corporation Act – AktG) and amendments to the Articles of Association (§ 133 and § 179 of the German Stock Corporation Act – AktG) are based on the requirements of stock corporation law.

Powers of the Board of Management to issue and buy back shares
Pursuant to § 4 of the company's Articles of Association (Share Capital), the Board of Management is authorized until July 10, 2013, subject to approval by the Supervisory Board, to increase the company's share capital by a total of up to

€ 7,500,000.00 by issuing new ordinary shares on one or several occasions in return for cash contributions (Authorized Capital I). The new shares may in each case be issued as ordinary shares with voting rights or as non-voting preference shares. The Board of Management is authorized, subject to approval by the Supervisory Board, to determine the further details concerning the execution of capital increases. Shareholders are generally to be granted subscription rights when the authorized capital is drawn on. However, the Board of Management is entitled, subject to approval by the Supervisory Board, to exclude shareholders' subscription rights:

- in order to settle residual amounts
- to the extent necessary to grant subscription rights to the holders of conversion or option rights issued or still to be issued by the company or by direct or indirect wholly-owned subsidiaries to the extent that they would be entitled to such shares having exercised their respective conversion or option rights
- to offer new shares up to a total volume of € 750,000.00 to employees of the company and its subsidiaries for subscription as employee shares
- to the extent that the proportion of share capital attributable to the new shares for which subscription rights are excluded does not exceed ten percent of the existing share capital either at the time of this authorization being adopted or at the time at which such authorization takes effect or is exercised and that the issue price of the new shares does not fall significantly short of the stock market price. Shares issued, disposed of or to be issued by any other direct or analogous application of § 186 (3) Sentence 4 of the German Stock Corporation Act (AktG) are to be imputed to this restriction to ten percent of the share capital. This relates in particular to the disposal of treasury stock undertaken on the basis of an authorization to dispose of treasury stock pursuant to § 71 and § 186 (3) Sentence 4 of the German Stock Corporation Act (AktG), as well as to shares issued or to be issued in order to service bonds with conversion and/or option rights in cases where the respective bonds were issued on the basis of an authorization pursuant to § 221 (4) and § 186 (3) Sentence 4 of the German Stock Corporation Act (AktG).

The Board of Management is authorized until July 10, 2013, subject to approval by the Supervisory Board, to increase the company's share capital by a total of up to € 15,000,000.00 by issuing new individual shares on one or several occasions in return for cash or non-cash contributions (Authorized Capital II). The new shares may in each case be issued as ordinary shares with voting rights or as non-voting preference shares. The Board of Management is authorized, subject to approval by the Supervisory Board, to determine the further details concerning the execution of capital increases. Shareholders are generally to be granted subscription rights when the authorized capital is drawn on. However, the Board of Management is authorized, subject to approval by the Supervisory Board, to exclude shareholders' subscription rights to the extent that the capital increases in return for non-cash contributions are undertaken for the purpose of acquiring companies or shareholdings in companies. The Board of Management is further authorized, subject to approval by the Supervisory Board, to exclude shareholders' subscription rights to the extent required to grant subscription rights to owners of conversion or option rights issued or still to be issued by the company or its direct or indirect wholly-owned subsidiaries to the extent that the holders of these rights would be entitled to such shares following the exercising of their conversion or option rights. Moreover, residual amounts may also be excluded from shareholders' subscription rights.

The Supervisory Board is authorized to adjust the wording of the Articles of Association in line with the respective volume and level of utilization of the authorized capital and of any conditional capital.



We even grew our own wine.

Summerhouse dream.

If you're going to do it, then do it right. In that spirit we completely revamped our battered old shed. It's amazing what you can do with a bit of wood, paint and a few screws.

Outlook

The European DIY sector will continue to provide HORNBACH with growth opportunities in future as well. These are to be assessed in conjunction with the risks outlined in the Risk Report. Compared with the previous year, the conditions underlying the gradual recovery in the economy from its deep recession in 2009 have improved overall. Great uncertainty still remains as to the future development in labor markets, real-term incomes, and consumer demand in Europe. What's more, the business performance of DIY and garden stores could be affected by a series of sector-specific development trends (megatrends). Against this backdrop, we are consistently enhancing our retail format and corporate strategy, aiming to ensure continuity, reliability, and sustainability, in order to make optimal use of potential opportunities for further growth.

Macroeconomic opportunities

The global economy seems to be emerging more rapidly than had been feared from the worst recession in decades. It also seems to have upheld its growth course since the beginning of 2010. Key early indicators point to good prospects both for emerging economies in South and East Asia and Latin America, as well as for industrialized economies. Among industrialized economies, the economic climate in the USA in particular has improved noticeably in recent months. Against this backdrop, at the end of January the International Monetary Fund (IMF) significantly raised its forecast for global growth this year, correcting it upwards from 3.1% in the fall to 3.9% currently. In 2011, global economic output should then pick up even further, with growth of 4.3%.

According to this global economic outlook, the pace of growth is set to vary between regions. Experts thus expect to see the sharpest upturn in China, where GDP should grow by around 10% in both 2010 and 2011. The USA is expected to achieve growth of 2.7% (2010) and 2.4% (2011). For the euro area, the IMF has forecast growth of 1.0% in the current calendar year and of 1.6% in 2011. According to the updated estimate, the German economy is also recovering more rapidly than expected. German economic output is thus forecast to rise by 1.5% in 2010. This is 1.2 percentage points higher than in the forecast issued in the fall of 2009. For 2011, the IMF expects German GDP to rise by 1.9%. China and Germany, the world's two leading export economies, both stand to benefit from the surprisingly rapid recovery in global trade.

At the same time, the IMF's economic experts have yet to confirm the end of the crisis and have warned of risks. The improved outlook was due above all to economic stimulus measures introduced by governments and central banks. Doubts still remain as to whether the upturn in the developed world is self-supporting. Factors threatening the recovery in some countries include rising unemployment, the weak constitution of the financial sector, weakened real estate markets and high levels of government debt.

The process of recovery in Europe is recognizable, but slow-going. The euro area economy paused for breath in the fourth quarter of 2009. Given the declining momentum from government economic stimulus packages, the recovery is thought to have remained sluggish in the first quarter of 2010, a development reflected in lower growth forecasts compared with the United States. In early 2010, the concerns loudly voiced about the sovereign debt crisis in Greece generated additional uncertainty in the European currency area, thus creating downward pressure on the euro. The EU Commission expects employment levels in Europe to reduce further by more than one percent in 2010 and then to stabilize once again from 2011 onwards as the upturn gradually gains a firmer foothold. Increased skepticism as to developments in unemployment and personal incomes prevented any further improvement in consumer confidence in the first months of the current year. Consumers were thus unable to provide any positive momentum for the retail sector. Consumer demand can nevertheless expect to be boosted by continuing low inflation, which is forecast by the EU Commission to amount to just over 1% in 2010 and around 1.5% in 2011.

Overall, Germany's growth prospects can be assessed more positively than the euro area average. At the beginning of 2010, the German economy was on the road to recovery, one whose basic direction did not appear to be threatened in spite of weaker early indicators. The economy witnessed a subdued start to the year, but this was due not least to the cold, snowy weather in early 2010, which severely impaired construction activity, while leaving industrial manufacturing output relatively unaffected.

Private consumer spending, which in 2009 had still benefited from the tailwind provided by the government-subsidized car-scrapping incentive scheme, slipped somewhat at the beginning of 2010. The severe winter obliged households to spend more on heating oil and other fuels. Retail sales in January 2010 largely matched the previous year's figure in real and seasonally-adjusted terms, indicating that the consumer climate was basically robust. This is backed up by consumers' income prospects, which are virtually unchanged, and households' propensity to spend, which is still comparatively high.

The German Bundesbank expects the economic recovery process to regain momentum in the second quarter of 2010. This is supported by the substantial improvement in manufacturing demand at the beginning of the year and the catch-up process forecast for the construction industry in the spring. Based on the median forecast issued by the Centre for European Economic Research (ZEW), academic and bank economists expect to see GDP growth of 1.7% in 2010 as a whole, while economic output is forecast to rise by 1.5% in 2011. According to estimates, private consumer spending, which still supported the economy through to the fall of 2009, is expected to stagnate in 2010 (minus 0.1% year-on-year) and then to recover slightly in 2011 (plus 0.8%). Overall, private consumer spending will tend to be held back by developments on the labor market. According to the ZEW forecast, the unemployment rate will rise to 8.9% in the current year, and even to 9.2% in 2011.

Sector-specific opportunities

The retail and construction sectors are pinning their hopes once again on private consumer spending. In April 2010, the five-month downward trend in the GfK consumer confidence index came to an initial halt. Previously, consumers' worries about job safety and the discussions as to the potential implications of the Greek crisis for the EU economy had obviously taken their toll on consumer confidence. Not even retailers' discount campaigns or the low level of inflation were able to make any difference. Together with increasing signs of recovery in the German economy, the ongoing robust state of the labor market in the spring aroused hopes of an economic revival. Consumers' propensity to spend has declined slightly, but remains at a pleasing level. This decline is attributed to the significant rise in gasoline prices in recent months. The GfK does not expect consumer spending to make any notable contribution to the economic recovery in 2010.

Prospects for the retail sector are thus modest overall. The Association of German Retailers (HDE) does not expect 2010 to be a "bed of roses" for the retail sector, but also does not see the macroeconomic framework as giving grounds to expect any substantial decline in sales. According to the HDE forecast, the retail sector should be able to match the previous year's sales (2009) in nominal terms. Adjusted for prices, this would correspond to a development of minus 0.5%.

The construction market also stands on shaky foundations. The Association of the German Construction Industry (ZDB) has thus forecast a slight reduction in turnover by 0.7% in 2010. Low levels of industrial capacity utilization mean that commercial construction is expected to report a further sharp decline (minus 8.3%). Due to economic stimulus packages, by contrast, public sector construction is, according to the ZDB, expected to show further growth (plus 6.8%), although the potential offered by the economic stimulus program may well not be fully exhausted, especially on municipal level, due to falling tax receipts and rising expenditure. Residential construction is expected to show slight turnover growth (plus 0.5%). Here, turnover should benefit as 2010 progresses from the increased number of building permits issued for new houses and apartments, which rose by no less than 4.0% in the previous year. The construction industry is more skeptical about 2011. Due to the expiry of government stimulus programs and declining public sector investment, no improvement is in sight.

The BHB saw no grounds for pessimism in the DIY and garden store sector in early 2010. Notwithstanding potential risks to consumer spending, the association believes that consumers' overall enthusiasm for home improvement and enhancing their own four walls is intact. Stable sales at the previous year's level are expected for 2010 as a whole. Having said this, DIY and home improvement stores felt the effects of eight weeks of snow and ice at the beginning of the year. Like-for-like sales in the sector fell short of the previous year's figures in January and February, significantly so in some cases. Many consumers chose the safe option of staying at home and postponed their home improvement and garden projects to a later date. There is therefore a good chance that the following months will see customers trying to catch up on their projects, thus helping stores to make up for the shortfall in sales at the beginning of the year. BBE Retail Experts expect the DIY and garden store distribution channel to generate sales growth in the long term. Sales here are expected to grow by 2.5% by 2013, and thus more significantly than the overall DIY market (plus 0.6%). While other retail segments have to expect reduced sales, sector observers continue to see growth opportunities for German DIY players, even in times of economic uncertainty.

Equity and liquidity as decisive factors

There has been a further increase in consolidation pressure within the DIY and garden store segment in the course of the financial and economic crisis. Financing terms have deteriorated further, especially for medium-sized companies. Following weak results in 2009, the situation has intensified, particularly at players with thin equity cover, low liquidity, less competitive cost structures and conceptual deficits. Reduced creditworthiness means that banks have become more restrictive in their lending policies than in the past. Without loans or other sources of financing, however, companies are forced to scale down or cancel their expansion and modernization projects, and even their investments in maintenance measures.

HORNBACH, by contrast, stands on solid foundations. Thanks to our sustainably successful retail format, robust equity resources, high volume of company liquidity, and broad and flexible financing portfolio, we are in a position to exploit expansion opportunities in a targeted manner and to invest in the future despite the tense situation on the capital markets.

Exploiting market potential

Germany is the largest DIY market in Europe. Having said this, DIY and home improvement stores in Germany have so far only exhausted part of their customer potential. In Germany, this distribution channel only covers around half of the more narrowly defined DIY market. According to BBE's definition, this market was worth around € 43 billion in 2009. Of this total, € 21.65 billion was accounted for by DIY and home improvement stores. No more than around half of all DIY products are purchased from large-scale specialist retailers, builders' merchants or small-scale specialist retailers. By way of comparison, the market share of DIY players in France is in excess of 70%. This indicates that there is potential for DIY stores if they succeed in gaining further market share from competing sales formats by offering appropriate customer focus and concepts. With our large-scale concept, which enables us to compete on equal terms with established specialist retailers, we believe that we are well positioned here.

Selective expansion in Germany

Notwithstanding the general problem of excess surface capacity in the densely occupied German DIY market, there are still local and regional catchment areas with below-average coverage with DIY stores and garden centers. We are targeting these "gaps" to achieve selective growth. Within the respective local competitive situation, we are able to draw on our structural advantages and benefits of scale, factors reflected in particular in the attractiveness of our locations and the highest surface productivity of any leading German DIY store operator. Taken together with the largest average store size in

Europe, this means that HORNBACH has enormous crowding-out potential.

Home improvement ever more popular
Past experience shows that people are more prone to withdraw into their own private spheres in times of uncertainty ("homing"). Consumers spend more time at home once again and are willing to invest in enhancing and equipping their homes. The further rise in the popularity enjoyed by home improvement was one of the main reasons for the positive performance of the DIY sector in 2009. Sector observers expect this "homing" trend to continue. With its concept, HORNBACH focuses in particular on the needs of project customers, regardless of whether the projects involved relate to consumers' houses, apartments or gardens.

Positive outlook for new owner-occupied homes
The number of building permits issued in Germany in 2009 rose once again for the first time since 2006. Significant reductions of 26.2% and 4.4% had been seen in 2007 and 2008 respectively. According to the Federal Statistics Office, the construction of around 178,000 houses and apartments was approved in 2009, and thus 1.9% more than one year earlier. Of these, 154,000 involved homes to be newly built. This category thus even posted growth of 4.0%. Here, the level of growth for apartment blocks (plus 5.4%) exceeded that for detached and semidetached houses (plus 2.1% and 1.6%). As many of these construction projects will be implemented in 2010 and 2011, they can be expected to provide positive momentum both for the construction industry and for DIY and home improvement stores. This development has been supported by consumers' increasing hunt for safe havens for their cash investments and retirement savings. There are several reasons for this increased investment in bricks and mortar. Many consumers see the acquisition of their own four walls as offering protection against the potential depreciation in the value of money feared in connection with the high level of sovereign debt in the wake of the financial and economic crisis. Not only that, current mortgage rates have reduced financing hurdles to record lows. Finally, the number of private households is set to rise in the coming years due to the ongoing trend towards single-person households and demographic developments.

Opportunities in the modernization market
Construction work on existing buildings (the modernization and renovation market) has become an ever more important factor in the business performance of DIY and garden stores in recent years. Since 1998, sales in the modernization market have exceeded new construction volumes. More than 70% of the total construction volumes of almost € 130 billion now involve modernization projects, while new construction only accounts for just under 30%. According to figures released by the market research company Heinze, construction volumes should remain stable through till 2020, as the modernization market will be able to make up for the loss of sales in the declining new construction business. Not only that, the modernization market is seen as relatively immune to the crisis. Notable growth drivers in this respect include the age structure of apartments and houses, building energy efficiency and the conversion of properties to meet the needs of elderly citizens.

- The age structure of apartments and houses in Germany indicates an increasing need for maintenance and modernization work. Three quarters of all apartments and houses are more than 30 years old, while only around 3% have been built since 2000. Almost one in three detached houses in Germany is in need of renovation. Half of the owner-occupied houses built between 1949 and 1960 have not yet been extensively renovated and do not meet current technology standards in terms of energy efficiency. Given that the property will decline in value unless renovation measures are undertaken, the need for construction services and materials can be expected to increase. There is a great need for investment in heating technology and heat insulation.

- The long-term increase in energy costs and climate protection mean that energy efficiency is becoming an ever more important topic. Energy-saving measures in and around the house enable energy costs to be cut by up to 78%. In the first economic stimulus package adopted at the beginning of December 2008, the Federal Government stocked up the CO_2 building renovation program at the Kreditanstalt für Wiederaufbau (KfW) with a further three billion euros for the period 2009 to 2011. This KfW program enables homeowners to obtain low-interest loans or grants for environmentally-friendly investments in energy-saving measures in their houses and apartments. Due to great demand, the volume of subsidies provided in 2009 was even increased from the budgeted amount of € 1.5 billion to € 2.2 billion. For 2010, the funds originally budgeted have been stocked up by € 400 million to € 1.5 billion. However, this largely involved bringing forward the funds budgeted for 2011. These measures can be expected to increase the incentives to implement the relevant construction work, and thus also to benefit demand in the DIY sector. Surveys carried out by the market research company GfK show that expenditure on renovation work relating to energy-efficiency projects has risen sharply in recent years, with a 30% increase in the cash invested in heating and insulation between summer 2003 and summer 2009.

- The gradual tightening up in the Energy Saving Ordinance (EnEV) can also be expected to provide additional momentum for high-performance, service-driven DIY store operators. The ordinance requires so-called energy passes documenting compliance with energy-saving legislation for buildings newly constructed or extensively renovated. Moreover, the energy pass is also relevant when properties are sold from existing holdings or let to new tenants.

- In view of demographic developments, senior-friendly construction involves the challenge of adapting existing living space to enable elderly people to retain their freedom and live independently in their familiar surroundings for as long as possible. Demand for senior-friendly construction solutions, such as barrier-free access to buildings and flats, the addition of elevators, and doorway-widening and sanitary conversion measures, will therefore continue to rise.

- Experts estimate that assets totaling around € 3.3 trillion will be bequeathed between generations in Germany between 2009 and 2020. Almost half of all inheritances also involve property. The transfer of such property to the new generation in many cases also triggers a decision to undertake renovation work or refurbishment.

The modernization market, and in particular senior-friendly construction and investments in energy efficiency, will play an ever more important role for the DIY and garden store sector in future. Here, the share and value of renovation work performed by professionals is on the increase. With the competence of its range of products and services, HORNBACH was early to prepare for this growth market.

Opportunities offered by internationalization
Over and above the opportunities available in the German DIY market, the company's expansion into other countries offers additional growth prospects. Numerous leading German DIY store players already took the decision to expand outside their own borders years ago. We continue to see promising growth opportunities for HORNBACH outside Germany. Since our market entry in Austria in 1996 and gradual expansion into eight further European countries, the like-for-like growth of our international business has averaged almost five percent per year. In view of the increasing maturity of regional DIY markets, as well as of the subsequent effects of the economic crisis, annual growth rates in coming years can be expected to fall short of this long-term average. We nevertheless still see potential for generating higher rates of sales growth and higher profitability abroad than in Germany. We believe that this is also the case for East European retail markets, which must first recover from the decline in private consumer spending due to the recession, but then offer good opportunities for sales and earnings growth in the long term.

Strategic opportunities

Our aim is to continually expand HORNBACH's position in the European DIY market by means of organic growth. Our sales and profitability are to be sustainably increased by expanding our internationally successful retail format. This involves focusing on the strategic enhancement of our concept and the expansion of our store network at locations offering above-average growth potential in Germany and abroad. Account will also be taken of the opportunities resulting from the changes in the underlying economic and sector conditions referred to above.

- The company's strategy is focused on the concept of projects. HORNBACH is increasingly able to differentiate itself from its competitors with this approach, which is reflected in its product range, service and pricing policies. This **unmistakable differentiation** is necessary for the active promotion of the consolidation process, especially in Germany. Our solid financial resources, public corporate rating and the flexibility available to us in refinancing the business on the capital market will enable us to invest considerable sums in differentiating HORNBACH's format in future as well. At the same time, we will be closely monitoring which corporate strategy options arise on account of the process of further consolidation in the DIY sector in Germany and on a European level.

- One unshakable component of our uniform strategy across the Group is our reliable **permanent low price policy**. We believe that we are better able to retain customers at HORNBACH in the long term by offering and guaranteeing the best market price on a permanent basis. In particular, our main target group of project customers, who often undertake large-scale renovation work, needs to be able to budget in the long term. This is hardly possible with temporary discount campaigns.

- DIY customers are increasingly according priority not only to competitive prices, but also to the **quality** and **sustainability** of the products and advisory services on offer. Above all the lifestyle-driven customer target group, who base their lifestyles on health and sustainability factors, is playing an increasingly important role in this respect. These so-called "LOHAS" (lifestyle of health and sustainability) have above-average incomes, and are conscious, critical consumers. They accord great value to quality, brand and design. With our focus on the quality and sustainability of our product ranges, accompanied by professional advice, we are particularly well-placed to meet the high standards of these target groups. We are the DIY sector leaders, for example, in our procurement of FSC-certified timber products. We ensure that this timber is the product not of overexploitation, but rather of sustainably managed forestry, and that social and work safety standards are complied with in the timber production process. We currently stock more than 2,500 items with the FSC seal.

- We believe that we are excellently positioned in the sector with regard to the ever more important **market for modernization** and, within this market, with regard to the increasingly strict legal requirements governing the **energy efficiency of buildings**. We will in future continue to present complex projects, such as the insulation of facades or the replacement of windows and doors, as "Project Shows" at the stores. The "Project Show" is an innovative marketing instrument aimed at intensifying the project concept. Presentations held in special event sections at the stores provide customers with specialist advice, information and suggestions as to how they can undertake renovation projects or realize their dream living space either under their own steam or with specialist support. These activities are to be extended to cover the entire building shell and will be accompanied by service packages from our tradesperson service. Moreover, considerable sales potential is also provided by public sector programs subsidizing the renovation of old properties in terms of energy efficiency or to make them senior-friendly. Here, we offer an extensive database on our homepage (www.hornbach.de/energiesparen) enabling customers to research subsidy programs provided on federal, state and district levels, as well as by energy supply companies.

- We see the **Buy-it-yourself** (BIY) or Do-it-for-me market segment as offering promising growth opportunities. This segment includes the target group of those customers who are on the lookout for solutions for their home improvement projects and who wish to purchase the product ranges themselves, but who then prefer to have the work undertaken by a specialist. We also view this market segment within the broader context of the ageing population in Germany and other parts of Europe. To tap this potential, we have, among other measures, extended our range of tradesperson services. It is possible, for example, to have an entire bathroom renovation or the assembly of doors, garage doors, or awnings conveniently handled with HORNBACH acting as the general contractor guaranteeing that the work is carried out on time, correctly and at the agreed fixed price, as well as assuming responsibility for the warranty.

- Furthermore, we are expanding our range of services, information and advice in order to attract **new customer groups** to HORNBACH. These include home improvement demonstrations at the stores intended to motivate customers to do it themselves, special workshops for women, and the targeted use of step-by-step displays. These measures are backed up by the promotion of skills on the part of the store personnel with the aim of achieving a further increase in product expertise and advisory competence, and thus in customer satisfaction. Our DIY megastores with garden centers are also increasingly of interest to professional customers. Generous opening hours, the stocking of large quantities, the rapid handling of purchases at our drive-in stores and builders' merchant centers, and the uncomplicated acceptance of residual volumes no longer required make HORNBACH an attractive alternative to traditional retail or wholesale procurement sources.

- The exploitation of opportunities is not limited to further enhancing our concept or accessing market segments. We are also focusing on **optimizing our operating processes**. The processes involved in store organization, sales and the links to procurement and logistics are subject to a process of ongoing enhancement. This is expected to have a sustainable positive impact on the Group's sales and earnings performance.

- We will press further ahead with **internationalizing group procurement**. Broad access to global procurement markets and our strategic, long-term partnership with suppliers and industry are of key significance in this respect. This partnership benefits both sides. We provide each supplier with the opportunity of supplying all of our stores as efficiently as possible. Suppliers are able make large-scale logistical deliveries directly to each location, or to supply the merchandise indirectly via one of our three central logistics hubs, where large numbers of individual deliveries are pooled using the cross docking function. We thus also provide regional manufacturers with the opportunity of growing with HORNBACH outside their existing sales regions, i.e. of supplying goods to additional countries or to the entire Group should their capacity permit. The fact that our retail format is increasingly attracting professional customers to HORNBACH has enabled us to acquire production specialists who would otherwise only supply professional specialist retailers. The flexible dovetailing of our suppliers with the company's logistics structures optimizes our value chain and secures a significant competitive advantage for us. The proximity of our suppliers to procurement structures in the individual countries enables us to optimally adapt our project-based product selection to regional requirements in those countries and to improve our margins due to benefits of scale. We are tapping further earnings potential by increasingly developing private labels in cooperation with partners. These provide our customers with attractive value for money, while at the same time differentiating us from the competition.

Outlook for the Group

The company's medium-term planning has a budgeting horizon of five years and is extrapolated annually. The corporate budget for the 2010/2011 financial year has been compiled using a new concept for the first time. The medium-term planning (five-year plan) previously compiled in a separate process now forms an integral component of the new, single-stage budgeting process. The budget for the financial years from 2010/2011 through to 2014/2015 and the annual budget for 2010/2011 were approved by the Supervisory Board at the end of February 2010.

The basis for forecasting future developments still involves considerable macroeconomic uncertainties, albeit to a lesser extent than in the previous year. Nevertheless, short and medium-term developments in sales, procurement and refinancing markets remain difficult to predict while the global upturn is not yet self-supporting. One crucially important factor for the business prospects of the HORNBACH-Baumarkt-AG Group is the future development in consumer demand in those countries in which we operate. Private consumer spending is decisively affected by the development in unemployment. The full force of the crisis is only expected to hit European labor markets, which usually react to macroeconomic fluctuations at a late stage of the cycle, as 2010 progresses. As is evidenced by the figures for Germany, there are grounds to hope that the volume of job cuts will be less drastic than originally feared at the high point of the crisis in early 2009. There are signs that labor markets will stabilize in 2011. All in all, the basic mood in the retail sector remains tense.

Outside Germany, most economic experts expect consumer spending to rise slightly at a low level in 2010. This is particularly true of Romania, a country especially hard hit by the crisis. Following its 12.5% decline in 2009, private consumption here is expected to grow by 2.2% in 2010, and by 3.6% in 2011. Economic experts are in agreement in terms of their medium-term assessment of average growth in Romania.

Expansion

The pace of expansion will continue to be held back in the 2010/2011 and 2011/2012 financial years, i.e. in the first two financial years in our five-year plan.

In 2010/2011, we plan to open up to four new HORNBACH DIY megastores with garden centers outside Germany. These will be located in the Netherlands (2), Romania (1) and the Czech Republic (1). Furthermore, one garden center in the Netherlands will be closed and will be replaced by a combined DIY megastore and garden center in the 2011/2012 financial year.

Up to six new stores are budgeted to be opened in the 2011/2012 financial year. These include two new stores in Germany, which will replace existing stores no longer conforming to our strategic requirements. Overall, based on the expansion planned for the current and next financial years, the total number of HORNBACH DIY megastores with garden centers is set to rise to up to 138 by February 29, 2012 (February 28, 2010: 131).

We expect economic developments and private consumer spending in Europe to normalize over the two-year budget period. Should our business performance lie within the expected framework, then we plan to return to an average of seven new store openings a year in the 2012/2013 to 2014/2015 financial years. Should our business performance fall short of our expectations, then we are able to adapt our expansion planning flexibly to the change in circumstances, i.e. to curtail or postpone investments at short notice. Depending on the progress made in the building permit and construction planning stages, store openings may be rescheduled between individual years. The majority of new stores are to be opened outside Germany.

Investments

Assuming that sales and earnings develop as expected, the gross investment volume at the HORNBACH-Baumarkt-AG Group is budgeted to range between € 120 million and € 160 million in each of the 2010/2011 and 2011/2012 financial years, and thus significantly higher than the figure for the

2009/2010 financial year (€ 68 million). The overwhelming share of these funds will be channeled into building new stores, equipping new and existing stores, converting and extending existing stores, and IT infrastructure. Investments are to be mainly financed by drawing on the free cash flow from operating activities, by taking up a promissory note bond, as well as by drawing on the funds released by sale and leaseback transactions.

Sales performance

Our ongoing objective is that of achieving sustainable growth in the core operating business of the HORNBACH DIY megastores with garden centers. We have based our forecast for the current and next financial years on the expectation that we will increase the rate of sales growth at the HORNBACH-Baumarkt-AG Group compared with the 2009/2010 financial year.

In Germany, we expect the previous year's demand to be maintained and thus to generate like-for-like sales growth. However, should unemployment and the consumer climate deteriorate far more significantly than expected as the year progresses, then the possibility of a decline in like-for-like sales cannot be excluded. Given our strong market position, we are confident that we will continue to exceed average growth rates in the sector in future as well, enabling us to consistently increase our share of the German market.

In other European countries, we expect to see a year-on-year improvement in our sales performance in 2010/2011. We also expect positive growth on a like-for-like basis which, unlike in 2009/2010, should once again exceed the average rate of growth in Germany. Markets in Eastern Europe in particular should be able to regain ground following the previous year's downturn in sales, and thus make an above-average contribution to the Group's growth. Should there be any significant deterioration in the macroeconomic framework, a development not expected upon this report going to print, then HORNBACH's stores outside Germany would also be exposed to the risk of a reduction in like-for-like sales.

We expect our consolidated sales, i.e. our net sales including sales at newly opened stores, to show growth in a medium single-digit percentage range in the current 2010/2011 financial year, and in a medium to high single-digit percentage range in the following 2011/2012 financial year.

Earnings performance

Our future earnings performance is basically dependent on the expected earnings contributions from the DIY store and real estate segments.

- The development in operating earnings in the **DIY store segment** is primarily dependent on the rate of change in like-for-like sales. Based on our expectations, the gross margin should remain more or less stable over the two-year forecast period. The margin should be supported in this respect by additional concepts for new private labels. Thanks above all to improved operating processes, a decline in advertising expenses as a percentage of sales and increased energy efficiency, the store expense ratio (store expenses as a percentage of net sales) should reduce in the 2010/2011 and 2011/2012 financial years compared with the previous year. The pre-opening expenses ratio, on the other hand, should increase in both of the forecast years due to the higher pace of expansion.

  Administration expenses are budgeted to show disproportionate growth compared with sales in 2010/2011. This is due to a substantial increase in those administration expenses relating to forward-looking projects. Purely administrative expenses, by contrast, will rise less rapidly than sales. The coming financial year will see numerous new projects across the Group. These are intended on the one hand to improve processes at the company and on the other to contribute to future earnings growth. Numerous projects already begun in previous financial years are now reaching stages of development in which further progress requires greater expenditure. From the 2011/2012 financial year onwards, the share of project-related administration expenses will then reduce significantly, contributing to an overall decline in the administration expense ratio.

- The earnings performance of the **real estate segment** in the forecast period through to the end of February 2012 will mainly be characterized by the stable development in rental income in line with the Group's expansion. As in the 2009/2010 financial year, no significant disposal gains from sale and leaseback transactions have been budgeted for the next two years.

The earnings performance of the HORNBACH-Baumarkt-AG Group in the 2010/2011 and 2011/2012 financial years will mainly be determined by the development in earnings in the DIY store segment. Due mainly to higher project-related administration expenses and increased pre-opening expenses, the operating earnings (EBIT) of the HORNBACH-Baumarkt-AG Group in the current financial year (2010/2011) are expected to fall slightly short of the level reported for the 2009/2010 financial year. In the 2011/2012 financial year, EBIT should then exceed the level reported for 2009/2010 (€ 114.9 million).

To sustainably boost the earnings strength of the HORNBACH-Baumarkt-AG Group, we aim to permanently enhance the attractiveness of our DIY megastores with garden centers for building clients, home improvement and garden enthusiasts. Our aim is to make HORNBACH the top address for projects. In the coming years, we will be launching numerous innovations intended to pursue this aim on all levels of our operations.

DISCLAIMER

This annual report is to be read in the context of the audited financial data of the HORNBACH-Baumarkt-AG Group and the disclosures made in the notes to the consolidated financial statements contained in the annual report. It contains statements relating to the future based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual events differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so. The diagrams and charts, as well as the comments relating to such, have been provided for illustrative purposes and do not form part of the management report.

DIRECTORS AND OFFICERS

Supervisory Board

Albrecht Hornbach
Chairman
Chairman of Board of Management
HORNBACH HOLDING AG

Dr. Wolfgang Rupf
Further Deputy Chairman
Managing Director, Rupf Industries GmbH
and Rupf Engineering GmbH

Kay Strelow *
Deputy Chairman
Section Manager, Berlin-Marzahn Store

Jörg Heine *
Incoming Merchandise Manager, Duisburg Store

Rudolf Helfer *
Senior Occupational Safety Specialist

Sabine Hoffmann *
Customer Service Employee

Martin Hornbach
Member of Board of Management
Corivus AG

Wolfger Ketzler
Attorney and Tax Advisor
Beiten Burckhardt Rechtsanwaltsgesellschaft mbH

Véronique Laury-Deroubaix since July 9, 2009
Group Commercial Director
Kingfisher plc

Christian Lilie *
District Manager, Germany South

Paul Mir until April 22, 2009
Group Commercial Director
Kingfisher plc (until June 21, 2009)
Businessman

Johannes Otto *
Assistant Store Manager, Schwetzingen Store

Prof. Dr.-Ing. Jens P. Wulfsberg
Professor of Production Technology
Universität der Bundeswehr, Hamburg

* Employee representative

Supervisory Board Committees

Audit Committee
Wolfger Ketzler Chairman
Albrecht Hornbach
Martin Hornbach
Johannes Otto
Dr. Wolfgang Rupf

Personnel Committee
Dr. Wolfgang Rupf Chairman
Rudolf Helfer
Wolfgang Ketzler

Mediation Committee
Dr. Wolfgang Rupf Chairman
Albrecht Hornbach
Wolfger Ketzler
Kay Strelow

Board of Management

Members of Board of Management and their areas of responsibility

Steffen Hornbach
Chairman
Graduate in Engineering
Construction and Technical Procurement, Real Estate Development, Company Development and Logistics, New Distribution Channels

Roland Pelka
Deputy Chairman
Graduate in Business Administration
Finance, Accounting and Tax, Group Controlling and Risk Management / Loss Prevention, Internal Audit, Investor Relations, Information Technology, Legal Department

Susanne Jäger
Businesswoman
Operative Procurement, International Store Planning, Store Development, Store Conversion

Jürgen Schröcker
Graduate in Business Administration
Marketing, Market Research, Internal Communications, Public Relations, Project Show / Sales Promotion, Human Resources

Manfred Valder
Businessman
Operative Store Management, National and International, Strategic Procurement, Environmental Issues, Sales

REPORT OF THE SUPERVISORY BOARD



Albrecht Hornbach

Dear Ladies and Gentlemen,

In the past 2009/2010 financial year we dealt in great detail with the company's situation, its perspectives and its strategic alignment. We advised the Board of Management in its management of the company and monitored its conduct in accordance with the requirements of the law, the Articles of Association and the Code of Procedure. At our meetings, the Board of Management provided us with regular, prompt and extensive written and oral reports on the business performance and the economic situation of the company and its subsidiaries. The Supervisory Board was involved in decisions of major significance for the company. Moreover, the Supervisory Board Chairman was in regular contact with the Board of Management, and especially with its Chairman, outside the framework of meetings to discuss significant issues and also to hold a number of working meetings.

Meetings of the Supervisory Board

Four Supervisory Board meetings were held in total in the 2009/2010 financial year. No member of the Supervisory Board attended fewer than half of the meetings. No conflicts of interest arose on the part of members of the Board of Management and Supervisory Board in the year under report.

At our meetings, we addressed the economic situation of the company, its business performance, business, investment and financial policy, its risk and opportunity situation and risk management on the basis of written and oral reports provided by the Board of Management. We discussed these matters with the Board of Management and offered our advice. In addition, the Board of Management provided regular written and oral reports on the situation of the company and the development in its earnings and financial position. Those actions of the Board of Management requiring our approval were discussed in detail. Following thorough examination and discussion of the proposals submitted by the Board of Management, the Supervisory Board approved all of the respective measures at its meetings.

At the Supervisory Board meeting held on May 19, 2009 to approve the annual financial statements, we examined the annual and consolidated financial statements in great detail in the presence of the auditor, as was also the case on May 18, 2010. The report of the Audit Committee on its work and its audit findings were also addressed. All of the questions raised by Supervisory Board members were answered in detail by the auditors. The report of the Supervisory Board, the joint corporate governance report of the Board of Management and the Supervisory Board, the risk and compliance report, the self-assessment of the Supervisory Board and an amended Declaration of Conformity with the German Corporate Governance Code were also discussed at this meeting. The agenda for the Annual General Meeting, including the proposed resolutions, was approved.

At the meeting held directly before the Annual General Meeting on July 9, 2009, the Board of Management reported on the current situation of the Group. Moreover, dates were agreed for the Board's regular meetings up to and including the 2010/2011 financial year.

On December 16, 2009, the Board discussed the Group's current business situation and the risk report. At the same meeting, the updated Declaration of Conformity with the German Corporate Governance Code was submitted pursuant to § 161 of the German Stock Corporation Act (AktG) and then made permanently available to shareholders on the company's homepage. Apart from a few exceptions, HORNBACH-Baumarkt-AG has complied with and continues to comply with the recommendations of the German Corporate Governance Code. Only the following recommendations have not been complied with for the reasons outlined in the Declaration of Conformity: the agreement of a deductible in the D&O insurance policy for Supervisory Board members, the setting of parameters of comparison and a cap for the share option plan, the setting of a cap on severance pay for members of the Board of Management, the formation of a nomination committee, the setting of an age limit for members of the Supervisory Board, and the individualized disclosure of compensation or benefits granted to Supervisory Board members for services rendered in person. Further information about corporate governance at HORNBACH-Baumarkt-AG can be found in the joint report of the Board of Management and the Supervisory Board from Page 21 onwards.

At its final meeting on February 24, 2010, the Supervisory Board discussed the Group's current business situation, and examined and approved the budgets for the 2010/2011 to the 2014/2015 financial years. The operating budget for the coming financial year and the five-year plan were combined for the first time in a uniform, one-stage budgeting process. Furthermore, amendments to the Articles of Association were adopted due to the exercising of stock options.

Committees and committee meetings

The Supervisory Board has established three committees. The current composition of the committees can be found on Page 79 of this Annual Report.

The Audit Committee met five times in the year under report. Meetings were held in May, July, September, December and February. The Audit Committee discussed the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements, the management reports, the proposed appropriation of profits and the audit reports, including the dependent company report, in the presence of the auditor and of the Chairman of the Board of Management and the Chief Financial Officer. In its discussions, it also focused on the risk and compliance reports of the Board of Management, group internal audit reports, the reports compiled by the Board of Management on the financial situation of the company, and the candidate to be proposed for election as auditor.

The July meeting discussed the amended corporate budgeting and management process presented by the Board of Management. At its core, the new one-stage budget process combines the operating budget for the coming year and the five-year plan into a uniform budget process with a strong top-down focus. The Audit Committee approved the introduction of this new process, which was first applied for the budgets for the financial years 2010/2011 to 2014/2015.

The key focuses for the audit of the annual financial statements as of February 28, 2010 were determined in the presence of and in liaison with the auditors. Moreover, the Committee discussed the financial reports for the first and third quarters and the half-year financial report.

The Audit Committee Chairman reported in detail on the work of the committee to full Supervisory Board meetings.

The Personnel Committee held no meetings in the year under report.

It was not necessary to convene the Mediation Committee established pursuant to § 27 (3) of the German Codetermination Act (MitBestimmG).

Composition of the Supervisory Board

Paul Mir's retirement from the Supervisory Board as of April 22, 2009 made it necessary to elect a new member. The Annual General Meeting on July 9, 2009 elected Véronique Laury-Deroubaix, Fretin (France), as a new shareholder representative on the Supervisory Board. In her role as Group Commercial Director, Véronique Laury-Deroubaix is responsible for procurement at our strategic partner Kingfisher plc.

Annual and consolidated financial statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, audited the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements as of February 28, 2010, as well as the management reports of HORNBACH-Baumarkt-AG and the Group and provided them each with an unqualified audit opinion. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

Moreover, KPMG confirmed that the risk management system was consistent with requirements and that no risks to the company's ongoing existence had been identified.

The audit for the 2009/2010 financial year focused in particular on the functionality of internal controls on key financial reporting processes, the implementation status of the BilMoG Act requirements, the functionality of internal audit, the process of analyzing risks relating to the Group's suppliers, the delineation of the scope of consolidation, the correctness of the annual financial statements included in the consolidated financial statements, the consolidation of capital, the impairment tests on non-current assets (IAS 36), the audit of the existence and measurement of inventories, the audit of the recognition and measurement of non-current assets held for sale (IFRS 5), the audit of the recognition and measurement of deferred and current tax claims and liabilities, compliance with credit terms in connection with group financing, the correctness of the consolidated cash flow statement, the correctness of group segment reporting, the completeness and accuracy of note disclosures, and the completeness and consistency of the statements made in the group management report.

The financial statements and audit reports were provided to all Supervisory Board members in good time. They were examined in detail at the meeting of the Audit Committee on May 18, 2010 and at the subsequent meeting of the Supervisory Board held on the same day to approve the financial statements. The auditor took part in these discussions. He reported on the principal audit findings and was available to provide further information and to answer questions. Based on the findings of the preliminary audit performed by the Audit Committee and of our own examination of the documents provided by the Board of Management and the auditor, we did not raise any objections and endorse KPMG's audit findings. We approve the annual financial statements prepared by the Board of Management for HORNBACH-Baumarkt-AG and the Group as of February 28, 2010; the annual financial statements of HORNBACH-Baumarkt-AG are thus adopted. We endorse the appropriation of profits proposed by the Board of Management.

Furthermore, the Supervisory Board also reviewed the report provided by the Board of Management on relationships with associated companies pursuant to § 312 of the German Stock Corporation Act (AktG). Neither this review nor KPMG's audit gave rise to any objections. KPMG granted the following audit opinion:

"On the basis of the audit and assessment we have undertaken in accordance with professional standards, we confirm that
1. the factual disclosures made in the report are correct
2. the performance of the company in the transactions listed in the report was not incommensurately high."

Based on the conclusive findings of its audit, the Supervisory Board has no objections to the statement provided by the Board of Management at the end of its report pursuant to § 312 of the German Stock Corporation Act (AktG).

HORNBACH-Baumarkt-AG has achieved excellent results in a difficult macroeconomic climate characterized by the ongoing financial and economic crisis and has asserted its position once again within its competitive environment. The Supervisory Board would like to extend its thanks and appreciation to the Board of Management and to all employees, both in Germany and abroad, for their commitment and extremely successful work in the past financial year.

Bornheim, May 2010

The Supervisory Board
Albrecht Hornbach
Chairman



A final glance at the old house front.



Gruelling work. Loads of soil to be dug out for the new foundation.



This time we didn't forget the garden. One corner for all the work.

CONSOLIDATED FINANCIAL STATEMENTS



We were ready for winter. We didn't need to heat once until December.

A matter of cost. (2007)

Even though fewer of us lived in the house than 20 years ago, energy costs were much higher than back then. We wanted to change that. We took up the fight against rising energy prices by insulating the house front and installing a clever heat storage system and a new stove. I'm proud to say that yet again everyone in the family knuckled down.

CONSOLIDATED FINANCIAL STATEMENTS

Income Statement

for the period from March 1, 2009 to February 28, 2010

	Notes	2009/2010 € 000s	2008/2009 € 000s	Change %
Sales	1	2,686,498	2,598,992	3.4
Cost of goods sold	2	1,696,903	1,646,928	3.0
Gross profit		**989,595**	**952,064**	**3.9**
Selling and store expenses	3	794,195	757,381	4.9
Pre-opening expenses	4	4,135	8,482	(51.2)
General and administration expenses	5	109,202	106,404	2.6
Other income and expenses	6	32,879	56,743	(42.1)
Earnings before interest and taxes (EBIT)		**114,942**	**136,540**	**(15.8)**
Other interest and similar income		3,256	11,923	(72.7)
Other interest and similar expenses		23,865	26,800	(11.0)
Other financial result		1,327	266	
Net financial expenses	**7**	**(19,282)**	**(14,611)**	**32.0**
Consolidated earnings before taxes		**95,660**	**121,929**	**(21.5)**
Taxes on income	8	27,409	27,046	1.3
Consolidated net income		**68,251**	**94,883**	**(28.1)**
Basic earnings per share (in €)	9	4.32	6.04	(28.5)
Diluted earnings per share (in €)	9	n.a.	6.01	

Statement of Comprehensive Income for the Period

	2009/2010 € 000s	2008/2009 € 000s
Consolidated net income	**68,251**	**94,883**
Actuarial gains and losses on defined benefit plans	(1,102)	(1,809)
Measurement of derivative financial instruments (cash flow hedge)		
Measurement of derivative hedging instruments directly in equity	1,977	(4,939)
Gains and losses from measurement of derivative financial instruments transferred to profit or loss	(1,895)	1,258
Exchange differences arising on the translation of foreign subsidiaries	5,730	(3,091)
Deferred taxes on gains and losses recognized directly in equity	213	1,453
Other comprehensive income	**4,923**	**(7,128)**
Total comprehensive income	**73,174**	**87,755**

Balance Sheet

as of February 28, 2010

Assets	Notes	2.28.2010 € 000s	2.28.2009 € 000s
Non-current assets			
Intangible assets	11	19,614	20,383
Property, plant, and equipment	12	567,287	530,157
Investment property	12	12,836	14,290
Financial assets	13	1,122	1
Non-current receivables and other assets	14/23	8,209	11,234
Non-current income tax receivables	26	7,340	8,284
Deferred tax assets	15	13,490	12,782
		629,898	**597,131**
Current assets			
Inventories	16	428,031	496,271
Other receivables and assets	17	46,691	41,614
Income tax receivables	26	4,106	3,084
Cash and cash equivalents	18	295,580	236,092
Non-current assets held for sale and disposal groups	19	35,121	51,014
		809,529	**828,075**
		1,439,427	**1,425,206**

Equity and liabilities	Notes	2.28.2010 € 000s	2.28.2009 € 000s
Shareholders' equity	**20**		
Share capital		47,710	47,220
Capital reserve		143,623	140,200
Revenue reserves		463,374	403,915
		654,707	**591,335**
Non-current liabilities			
Non-current financial debt	22	394,951	407,698
Deferred tax liabilities	15	43,646	43,421
Other non-current liabilities	24	23,084	22,771
		461,681	**473,890**
Current liabilities			
Current financial debt	22	26,965	35,433
Trade payables and other liabilities	25	217,090	238,643
Income tax liabilities	26	18,935	21,898
Other provisions and accrued liabilities	27	60,049	64,007
		323,039	**359,981**
		1,439,427	**1,425,206**

Statement of Changes in Equity

2008/2009 financial year € 000s	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves	Total equity
Balance at March 1, 2008	**47,055**	**138,874**	**(983)**	**9,744**	**321,057**	**515,747**
Consolidated net income					94,883	94,883
Actuarial gains and losses on defined benefit plans, net after taxes					(1,420)	(1,420)
Measurement of derivative financial instruments (cash flow hedge), net after taxes			(2,617)			(2,617)
Foreign currency translation				(3,091)		(3,091)
Total comprehensive income			**(2,617)**	**(3,091)**	**93,463**	**87,755**
Dividend distribution					(13,646)	(13,646)
Treasury stock transactions					(12)	(12)
Capital increase from share option plans	165	1,326				1,491
Balance at February 28, 2009	**47,220**	**140,200**	**(3,600)**	**6,653**	**400,862**	**591,335**

2009/2010 financial year € 000s	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves	Total equity
Balance at March 1, 2009	**47,220**	**140,200**	**(3,600)**	**6,653**	**400,862**	**591,335**
Consolidated net income					68,251	68,251
Actuarial gains and losses on defined benefit plans, net after taxes					(865)	(865)
Measurement of derivative financial instruments (cash flow hedge), net after taxes			58			58
Foreign currency translation				5,730		5,730
Total comprehensive income			**58**	**5,730**	**67,386**	**73,174**
Dividend distribution					(13,694)	(13,694)
Treasury stock transactions					(21)	(21)
Capital increase from share option plans	490	3,423				3,913
Balance at February 28, 2010	**47,710**	**143,623**	**(3,542)**	**12,383**	**454,533**	**654,707**

Cash Flow Statement

	2009/2010 € 000s	2008/2009 € 000s
Consolidated net income	**68,251**	**94,883**
Depreciation and amortization of non-current assets	54,316	56,617
Change in provisions	4,197	2,795
Gains/losses on disposals of non-current assets and of non-current assets held for sale	266	(37,313)
Change in inventories, trade receivables and other assets	63,613	(20,186)
Change in trade payables and other liabilities	(33,567)	27,147
Other non-cash income/expenses	(884)	(373)
Cash flow from operating activities	**156,192**	**123,570**
Proceeds from disposal of non-current assets and of non-current assets held for sale	3,148	65,820
Payments for investments in property, plant, and equipment	(62,956)	(73,251)
Payments for investments in intangible assets	(4,091)	(2,133)
Payments for investments in financial assets	(1,121)	0
Payments for acquisitions of shareholdings and other business units	0	(6,321)
Cash flow from investing activities	**(65,020)**	**(15,885)**
Proceeds from capital increases	3,913	1,337
Dividends paid	(13,694)	(13,646)
Repayment of long-term debt	(18,676)	(33,601)
Proceeds from group financing activities	(72)	(42)
Change in current financial debt	(4,096)	7,996
Cash flow from financing activities	**(32,625)**	**(37,956)**
Cash-effective change in cash and cash equivalents	58,547	69,729
Changes in cash and cash equivalents due to changes in exchange rates	941	(762)
Cash and cash equivalents at March 1	236,092	167,125
Cash and cash equivalents at February 28	**295,580**	**236,092**

Cash and cash equivalents include cash on hand, credit balances at banks, and other short-term deposits.

The proceeds from disposal of non-current assets and of non-current assets held for sale reported for the current year include proceeds of € 115k from disposals in the previous year.

The cash flow from operating activities was reduced by income tax payments of € 29,776k (2008/2009: € 15,713k) and interest payments of € 27,507k (2008/2009: € 30,502k) and increased by interest received amounting to € 3,256k (2008/2009: € 11,923k).

The non-cash income/expenses item for the current year mainly relates to deferred taxes, unrecognized exchange gains/losses, write-ups to non-current assets and non-current assets held for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies

Basis of preparation
In line with § 315a of the German Commercial Code (HGB), HORNBACH-Baumarkt-AG compiles consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. HORNBACH-Baumarkt-AG and its subsidiaries are included in the consolidated financial statements of HORNBACH HOLDING AG. The consolidated financial statements of HORNBACH HOLDING AG are published in the electronic Federal Official Gazette (Bundesanzeiger).

HORNBACH-Baumarkt-AG is a publicly listed stock corporation whose legal domicile is in Bornheim, Germany. HORNBACH-Baumarkt-AG and its subsidiaries develop and operate DIY megastores with garden centers on an international basis.

The financial year of HORNBACH-Baumarkt-AG and thus of the Group runs from March 1 of each year through to the final day of February of the following year.

Individual items in the income statement and the balance sheet have been grouped together in the interests of clarity. These items have been reported separately in the notes to the financial statements. In line with IAS 1 "Presentation of Financial Statements", a distinction has been made in the balance sheet reporting between non-current and current debt capital. Liabilities and provisions are treated as current if they are due within one year. Income items, such as rental income, interest income and dividends, are deferred accordingly. The consolidated financial statements have been compiled in euros. The figures have been rounded off to the nearest thousand or million. Such rounding up or down may result in minor discrepancies between the figures depicted in the various sections of these notes.

Assumptions and estimates have been made when preparing the consolidated financial statements which have an effect on the assets and liabilities reported and on the income and expenses as presented. These assumptions and estimates mainly relate to uniform procedures applied across the Group in respect of economic useful lives, the recognition and measurement of provisions, the calculation of current market values and the ability to obtain future tax relief. The principal assumptions and estimates which, due to their uncertainty, may result in discrepancies in the level of assets and liabilities reported have been outlined in the notes to the respective items. Changes are accounted for as a credit or charge to operations upon receipt of further information.

Amendments to accounting and valuation methods as a result of new standards
Application has been made of all International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) valid and requiring mandatory application at the balance sheet date, to the extent that such are of relevance for the HORNBACH-Baumarkt-AG Group.

The following new standards, revised standards and interpretations required application for the first time in the 2009/2010 financial year:

- The IASB published IFRS 8 "Operating Segments" in November 2006. IFRS 8 replaces IAS 14 and adapts the relevant regulations to those contained in SFAS 131. IFRS 8 is based on application of the management approach to segment reporting. The application of the standard has not had any implications for the Group's net asset, financial or earnings position.
- The revised standard IAS 23 "Borrowing Costs (revised)" was published in March 2007. The previous option of not capitalizing borrowing costs was abolished. As of January 1, 2009, borrowing costs directly or indirectly attributable to the acquisition, construction or production of qualifying assets must be capitalized as a cost component. The initial application of this standard has not had any implications for the consolidated financial statements, as use was already made in the past of the option of capitalizing borrowing costs ("allowed alternative treatment").
- IFRIC 13 "Customer Loyalty Programmes" was published in June 2007. This interpretation addresses the recognition and measurement of customer loyalty programs. Initial application has not had any material implications for the consolidated financial statements.
- The IASB issued a revised version of IAS 1 "Presentation of Financial Statements" in September 2007. The new version of this standard introduces amended designations for components of the financial statements. One material amendment is that all income and expenses, including income and expenses recognized directly in equity, must now be presented in a statement of comprehensive income. It is no longer possible solely to present such items together with owner-related changes in equity within a statement of changes in equity. Moreover, extended disclosures will be required for income and expenses recognized directly in equity (other comprehensive income). In future, the statement of changes in equity will therefore focus on the presentation of all owner changes in equity.
- The IASB published amendments to IFRS 2 "Share-based Payment" in January 2008. The amendments mainly involve the definition of vesting conditions and the regulations governing the cancellation of a commitment by parties other than the company. The application of the amendments to IFRS 2 has not had any material impact on the Group's net asset, financial or earnings position.
- In February 2008, the IASB published amendments to IAS 32 and IAS 1 in the document "Puttable Financial Instruments and Obligations Arising on Liquidation". The amendments mainly relate to the regulations governing the delineation of equity and debt capital. The revised version of the standard allows puttable instruments to be classified as equity in specified circumstances. The application of the amendments to IAS 32 and IAS 1 has not had any impact on the Group's net asset, financial or earnings position.
- In May 2008, the IASB published amendments to IFRS 1 and IAS 27 in the document "Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate". Among other areas, the amendments relate to the accounting treatment of the costs of an investment in a subsidiary upon initial application of IFRS, as well as to the distribution of earnings prior to the date of acquisition of a group company. The application of these amendments has not had any impact on the Group's net asset, financial or earnings position.
- In May 2008, the IASB published amendments to various IFRS standards in the context of its first annual improvements project. These amendments mainly involve amended formulations to clarify individual IFRS standards, as well as amendments with implications for the accounting treatment, recognition and measurement of items in the financial statements.
- In October and November 2008, the IASB adopted amendments to IAS 39 and IFRS 7. These amendments were introduced in reaction to the financial market crisis and allow companies to reclassify financial instruments in specified circumstances. The amendments affecting reclassification may be applied retrospectively as of July 1, 2008. HORNBACH-Baumarkt-AG has not undertaken any reclassifications.

- The IASB adopted amendments to IFRS 7 "Financial Instruments: Disclosures" in March 2009. These amendments relate to disclosures on the calculation of fair values and of liquidity risk. The disclosures on the calculation of fair values have been specified by introducing a breakdown for each class of financial instrument based on the three-level fair value hierarchy already provided for in the US-GAAP standard SFAS 157. The scope of disclosure obligations has also been extended. First-time application of this standard has resulted in extended disclosure obligations.
- In March 2009, the IASB published amendments to IFRIC 9 "Reassessment of Embedded Derivatives" and IAS 39 "Financial Instruments: Recognition and Measurement". The amendments clarify the treatment of embedded derivatives in cases where hybrid contracts are reclassified out of the "measured at fair value through profit or loss" category. Initial application has not had any implications for the consolidated financial statements.

Standards and interpretations not applied prematurely

The IASB has issued the following standards, interpretations, and revisions to existing standards of relevance to the HORNBACH Group which do not yet require mandatory application and which the HORNBACH Group has also not applied prematurely:

- The IFRIC published the interpretation IFRIC 12 "Service Concession Arrangements" in November 2006. This interpretation addresses the question as to how companies offering public services, such as the construction of roads, airports, prisons or energy supply infrastructure on behalf of public sector authorities are required to recognize the rights and obligations resulting from the contractual arrangements. IFRIC 12 basically requires application in financial years beginning on or after January 1, 2008. IFRIC 12 was adopted into European law by the EU Commission on March 25, 2009. Upon its adoption of the interpretation, the EU Commission set a different date for initial application. IFRIC 12 thus requires first-time application in financial years beginning on or after March 29, 2009. IFRIC 12 is not expected to have any impact on future consolidated financial statements of HORNBACH-Baumarkt-AG.
- The IASB published the revised version of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements" in January 2008. The extensive amendments to these standards include granting an option for the measurement of non-controlling interests (minority interests) (either at fair value, including allocable goodwill, or at the prorated share of net assets identified), the recognition through profit or loss of differences between the carrying amount and fair value of shares previously held in the case of step acquisitions, and the expensing of transaction costs.
  IFRS 3 must be applied prospectively to business combinations with acquisition dates on or after the beginning of financial years beginning on or after July 1, 2009. Earlier application is permitted for financial years beginning on or after June 30, 2007. The amendments to IAS 27 are applicable to financial years beginning on or after July 1, 2009. Earlier application is allowed, provided that the new version of IFRS 3 is applied simultaneously. Depending on the scope of any business combination, the application of the revised standards in future will have a corresponding impact on the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.
- In July 2008, the IASB published amendments to IAS 39 "Financial Instruments: Recognition and Measurements: Eligible Hedged Items (amended)". The amendments specify the circumstances in which a hedged risk or portions of cash flows may qualify for hedge accounting. The amendments require application in financial years beginning on or after July 1, 2009. These amendments will not have any material implications on the presentation of the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.
- The interpretations IFRIC 15 "Agreement for the Construction of Real Estate" and IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" were published in July 2008. IFRIC 15 addresses accounting practice at

companies which develop land and which sell units in this capacity, such as residential units or houses, prior to completion. IFRIC 15 sets out criteria determining whether the items involved should be recognized under IAS 11 "Construction Contracts" or under IAS 18 "Revenue". This interpretation basically requires application in financial years beginning on or after January 1, 2009.
IFRIC 15 was adopted into European law by the EU Commission on July 22, 2009. Upon its adoption of the interpretation, the EU Commission set a different date for initial application. IFRIC 15 thus requires first-time application in financial years beginning on or after January 1, 2010. IFRIC 15 is not expected to have any impact on future consolidated financial statements of HORNBACH-Baumarkt-AG.
IFRIC 16 addresses the hedging of net investments in foreign operations. The interpretation clarifies that hedges may only be recognized between the functional currency of the foreign operation and the functional currency of the parent company. It is permitted to hedge the amount of net assets of the foreign operation recognized in the consolidated financial statements. The hedging instrument may be held by any group company (apart from those whose currency risks have been hedged). Should the foreign operation be removed from the scope of consolidation, then the changes in the value of the hedging instrument recognized directly in equity and the exchange gains and losses of the foreign operation recognized in the foreign currency reserves must be reclassified to the income statement. The volume of accumulated exchange gains or losses resulting from the removal of the foreign operation from the scope of consolidation may be calculated using either the step-by-step or the direct consolidation method. IFRIC 16 basically requires application in financial years beginning on or after October 1, 2008. IFRIC 16 was adopted into European law by the EU Commission on June 4, 2009. Upon its adoption of the interpretation, the EU Commission set a different date for initial application. IFRIC 16 thus requires first-time application in financial years beginning on or after June 30, 2009. IFRIC 16 is not expected to have any impact on future consolidated financial statements of HORNBACH-Baumarkt-AG.

- IFRIC 17 "Distributions of Non-cash Assets to Owners" was published in November 2008. This interpretation governs the measurement of assets used rather than cash to distribute profit to shareholders. IFRIC 17 enters effect in financial years beginning on or after July 1, 2009. The future application of the interpretation will not have any material implications for the Group's net asset, financial and earnings position.
- In January 2009, the IASB published the interpretation IFRIC 18 "Transfers of Assets from Customers". This interpretation provides additional guidance concerning the recognition of the transfer of an asset from a customer. IFRIC 18 basically requires application in financial years beginning on or after July 1, 2009. IFRIC 18 was adopted into European law by the EU Commission on November 27, 2009. Upon its adoption of the interpretation, the EU Commission set a different date for initial application. IFRIC 18 thus requires first-time application in financial years beginning on or after November 1, 2009. The future application of the interpretation will not have any implications for the Group's net asset, financial or earnings position.
- In October 2009, the IASB published amendments to IAS 32 "Financial Instruments: Classification of Rights Issues". These amendments govern the accounting treatment at the issuing company of rights issuers, options and warrants for the acquisition of a fixed number of equity instruments denominated in a currency other than the functional currency at the issuing company. To date, such cases have been accounted for as derivative liabilities. Such rights that are issued pro rata to a company's existing shareholders must be classified as equity in future, regardless of the currency in which the issue price is denominated. The amendments must be applied for the first time in financial years beginning on or after February 1, 2010. These amendments will not have any implications for the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.

Standards, interpretations and amendments published as of the balance sheet date, but not yet adopted into European law by the EU Commission

- Within its annual improvements project, the IASB published its second "Improvements to IFRSs" omnibus standard in April 2009. This standard makes mainly editorial corrections to existing standards and provides a more precise definition for the recognition, measurement and statement of business transactions. Unless otherwise stipulated, the amendments must be applied for the first time in financial years beginning on or after January 1, 2010. The amendments will not have any material impact on the presentation of the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.
- In July 2009, the IASB published amendments to IFRS 1 "Additional Exemptions for First-time Adopters". These amendments involve the retrospective application of IFRS in special situations and are intended to ensure that companies do not incur disproportionate expense upon converting their accounting to IFRS. The amendments must be applied for the first time in financial years beginning on or after January 1, 2010. The standard relates to first-time adopters of IFRS and therefore has no implications for the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.
- In June 2009, the IASB published amendments to IFRS 2 "Group Cash-settled Share-based Payment Transactions". These amendments clarify the accounting treatment of share-based payments settled with cash at the Group. In this context, the requirements of IFRIC 8 "Scope of IFRS 2" and IFRIC 11 "Group and Treasury Share Transactions" have been adopted into IFRS 2 and superseded by this standard. The amendments must be applied for the first time in financial years beginning on or after January 1, 2010. These amendments to IFRS 2 are not expected to have any impact on future consolidated financial statements at the HORNBACH-Baumarkt-AG Group.
- The IASB published IFRS 9 "Financial Instruments" in November 2009. The publication of this standard marks the end of Phase 1 of the three-part IASB project aimed at completely revising the accounting treatment of financial instruments and thus at revising IAS 39. IFRS 9 is based on a new, less complex approach towards categorizing and measuring financial assets. The four previous measurement categories for asset-side financial instruments are to be replaced by just two categories. Categorization is based on the one hand on the company's business model and on the other on the contractual cash flow characteristics of the respective financial asset. Furthermore, concerning the measurement of hybrid instruments with embedded derivatives, the standard only requires separate recognition for non-financial host contracts. Hybrid instruments with financial host contracts must be categorized and measured as a single item. The amendments must be applied for the first time in financial years beginning on or after January 1, 2013. The amendments to IFRS 9 are not expected to have any impact on future consolidated financial statements at the HORNBACH-Baumarkt-AG Group.
- The IASB published amendments to IAS 24 "Related Party Disclosures" in November 2009. Previously, companies that were controlled or significantly influenced by a government were obliged to disclose information about all transactions with companies controlled or significantly influenced by the same government. Following the amendment to IAS 24, such companies will only have to provide detailed disclosures on individually significant transactions. Furthermore, quantitative or qualitative indications should be provided as to the extent of transactions that are collectively, but not individually significant. Moreover, the amendment to IAS 24 has clarified the definition of a related party. The amendments must be applied for the first time in financial years beginning on or after January 1, 2011. The amendments to IAS 24 are not expected to have any impact on future consolidated financial statements at the HORNBACH-Baumarkt-AG Group.
- In November 2009, the IASB published amendments to IFRIC 14 "Prepayment of a Minimum Funding Requirement". These amendments are relevant when pension plans require minimum funding and prepayments are made towards such. The amendments permit the economic benefit accruing from the prepayment to be recognized as an asset, provided that such prepayment reduces future contributions. The

amendments must be applied for the first time in financial years beginning on or after January 1, 2011. The amendments introduced by IFRIC 14 are not expected to have any material impact on future consolidated financial statements at the HORNBACH-Baumarkt-AG Group.

- The IASB published IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments" in November 2009. This interpretation outlines the IFRS requirements applicable when a company extinguishes a financial liability in part or in full by issuing shares or other equity instruments. The interpretation must be applied in financial years beginning on or after July 1, 2010. IFRIC 19 is not expected to have any impact on future consolidated financial statements at the HORNBACH-Baumarkt-AG Group.
- In January 2010, the IASB published amendments to IFRS 1 "Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters". The amendments allow first-time adopters of IFRS to benefit from the same exemptions also available to adopters prematurely applying the amendment issued in March 2009 "Improving Disclosures about Financial Instruments (Amendments to IFRS 7)", i.e. the comparative figures for prior periods called for by the amendments introduced to IFRS 7 in March 2009 do not have to be disclosed by first-time adopters when the first IFRS reporting period begins before January 1, 2010. The amendments must be applied in financial years beginning on or after January 1, 2010. This standard is relevant for first-time adopters of IFRS and therefore has no implications for the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.

Consolidation principles

The annual financial statements of the companies included in the consolidated financial statements are based on uniform recognition and measurement principles. Apart from one Romanian subsidiary, the separate financial statements of the companies included in the consolidated financial statements have been prepared as of the balance sheet date for the consolidated financial statements. Account has been taken of all major transactions up to and including the balance sheet date.

In the case of acquisitions based on contracts concluded prior to March 31, 2004, the capital consolidation was based on the purchase method by offsetting the relevant acquisition costs of the investment against the reassessed prorated shareholders' equity on the date of acquisition of the subsidiary. Any remaining debit differences were capitalized as goodwill following allocation of hidden reserves and hidden burdens and were subject to straight-line amortization in line with their anticipated useful lives up to the end of the 2004/2005 financial year, with a corresponding charge to operations. There were no remaining credit differences at the end of the 2004/2005 financial year.

In the case of acquisitions based on contracts concluded subsequent to March 31, 2004, application is made of IFRS 3 "Business Combinations", IAS 36 (2004 revision) "Impairment of Assets" and IAS 38 (2004 revision) "Intangible Assets". The capital consolidation of these acquisitions is thus based on the purchase method. Any resultant goodwill and the residual carrying amount as of March 1, 2005 of goodwill resulting from acquisitions undertaken prior to March 31, 2004 are not subject to scheduled amortization but are rather tested for impairment at least once a year pursuant to IAS 36.

Intercompany profits relating to non-current assets and inventories are eliminated by means of a charge to operations. Intercompany income and expenses and receivables and liabilities between the consolidated companies have been offset against each other.

Scope of consolidation

In addition to HORNBACH-Baumarkt-AG, the consolidated financial statements include 9 (2008/2009: 9) domestic and 22 (2008/2009: 28) foreign subsidiaries by way of full consolidation.

As the sole shareholder in HORNBACH International GmbH, HORNBACH-Baumarkt-AG holds, either directly or indirectly, 100% of the voting rights in the consolidated subsidiaries.

As in the previous year, all direct and indirect subsidiaries of HORNBACH-Baumarkt-AG have been included in the consolidated financial statements for the 2009/2010 financial year.

The scope of consolidation changed compared with the 2008/2009 financial year due to the merger of five Austrian real estate companies with their associate company EZ Immobilien Beta GmbH, Wiener Neudorf, which took retrospective effect as of March 1, 2009, and the merger of the Czech real estate company HORNBACH Immobilien Plzen a.s., Plzen (previously: InterCora – invest a.s., Plzen), with its parent company, HORNBACH Baumarkt CS spol s.r.o., Prague, as of February 28, 2010.

The composition of the scope of consolidation changed as follows:

	2009/2010	2008/2009
March 1	**38**	**37**
Companies consolidated for the first time	0	3
Companies sold	0	(2)
Mergers	(6)	0
February 28	**32**	**38**

The changes in the scope of consolidation had no material implications for the income statement.

The changes in the scope of consolidation in the 2008/2009 financial year resulted in the following aggre-
gate changes in individual asset and liability items:

€ 000s	Additions 2008/2009	Disposals 2008/2009
Property, plant, and equipment	7,313	0
Other assets	0	(17,977)
Non-current liabilities	992	0
Current liabilities	0	(1,470)

Consolidated subsidiaries

Company name and domicile	Shareholding in %	Equity[1] in thousands, local currency	Local currency
Germany			
HORNBACH International GmbH, Bornheim	100	25,584	EUR
AWV-Agentur für Werbung und Verkaufsförderung GmbH, Bornheim	100	227	EUR
Ollesch & Fitzner GmbH, Bornheim	100	554	EUR
BM Immobilien Gamma GmbH, Bornheim	100	(3)	EUR
BM Immobilien Lambda GmbH, Bornheim	100	21	EUR
HB Reisedienst GmbH, Bornheim	100	6,928	EUR
HB Services GmbH, Bornheim	100	20	EUR
HORNBACH Versicherungs-Service GmbH, Bornheim	100	158	EUR
HORNBACH Solar-, Licht- und Energiemanagement GmbH, Bornheim	100	(33)	EUR
Other European countries			
HORNBACH Baumarkt CS spol s.r.o., Prague, Czech Republic	100	1,340,935	CZK
HORNBACH Baumarkt GmbH, Wiener Neudorf, Austria	100	41,236	EUR
EZ Immobilien Beta GmbH, Wiener Neudorf, Austria	100	4,987	EUR
HL Immobilien Lambda GmbH, Wiener Neudorf, Austria	100	(615)	EUR
HS Immobilien Sigma GmbH, Wiener Neudorf, Austria	100	(270)	EUR
HORNBACH Baumarkt Luxemburg SARL, Bertrange, Luxembourg	100	10,073	EUR
HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland	100	43,493	CHF
HORNBACH Byggmarknad AB, Gothenburg, Sweden	100	(1,079)	SEK
HIAG Fastigheter i Sisjön AB (previously: HIAG Fastigheter i Karlstad AB), Gothenburg, Sweden	100	1,181	SEK
HORNBACH Holding B.V., Amsterdam, Netherlands	100	55,243	EUR
HORNBACH Bouwmarkt (Nederland) B.V., Driebergen-Rijsenburg, Netherlands	100	14,964	EUR
HORNBACH Real Estate Breda B.V., Breda, Netherlands	100	(154)	EUR
HORNBACH Real Estate Tilburg B.V., Tilburg, Netherlands	100	395	EUR
HORNBACH Real Estate Groningen B.V., Groningen, Netherlands	100	131	EUR
HORNBACH Real Estate Wateringen B.V., Wateringen, Netherlands	100	637	EUR
HORNBACH Real Estate Alblasserdam B.V., Alblasserdam, Netherlands	100	(2,333)	EUR
HORNBACH Real Estate Nieuwegein B.V., Nieuwegein, Netherlands	100	763	EUR
HORNBACH Real Estate Nieuwerkerk B.V., Nieuwerkerk, Netherlands	100	245	EUR
HORNBACH Real Estate Geleen B.V., Geleen, Netherlands	100	83	EUR
HORNBACH Reclame Activiteiten B.V., Nieuwegein, Netherlands	100	21	EUR
HORNBACH-Baumarkt SK spol. s.r.o., Bratislava, Slovakia	100	14,491	EUR
HORNBACH Centrala SRL, Bucharest, Romania	100	4,739	RON

[1] the shareholders' equity corresponds to the local equity; in the case of HORNBACH Centrala SRL, however, equity has been determined in accordance with IFRS.

A complete list of shareholdings pursuant to § 285 No. 11 and § 313 (2) and (3) of the German Commercial Code (HGB) has been disclosed in the electronic Federal Official Gazette (Bundesanzeiger).

Subordination and profit and loss transfer agreements have been concluded between HORNBACH-Baumarkt-AG on the one hand and HORNBACH International GmbH and Ollesch & Fitzner GmbH on the other.

Currency translation

Transactions in foreign currencies have been translated at the respective transaction rate. All foreign currency receivables and liabilities, whether hedged or not, have been valued using the closing rates on the reporting date. The resultant exchange gains and losses have generally been included in the income statement. Forward exchange transactions have been recognized at fair value.

In line with IAS 21, the annual financial statements of foreign group companies have been translated into euros on the basis of the functional currency concept. This is the local currency for all of the companies in view of the fact that the foreign companies conduct their business independently from a financial, economic and organizational point of view. Accordingly, non-current assets, other assets and liabilities have been translated at the median rate on the reporting date. Income and expense items have been translated using average rates. Exchange rate differences arising from the translation of the annual financial statements of foreign subsidiaries are recognized directly in equity in a separate item within revenue reserves.

The most important foreign exchange rates applied are as follows:

Country	Rate on reporting date		Average rate	
	2.28.2010	2.28.2009	2009/2010	2008/2009
CZK Czech Republic	25.9700	28.0900	26.15997	25.30182
SEK Sweden	9.7260	11.4524	10.49790	9.85069
CHF Switzerland	1.4638	1.4841	1.50651	1.56678
SKK Slovakia	n.a.	n.a.	n.a.	30.12600[1]
USD USA	1.3570	1.2644	1.40961	1.55386
RON Romania	4.1145	4.3025	4.21785	3.78071

[1] official conversion rate upon conversion to the euro as of January 1, 2009.

Recognition and measurement

Assets have generally been measured at amortized cost. Derivative financial instruments, assets measured at fair value through profit and loss, and cash-settled liabilities in connection with share option plans have been recognized at fair value.

Goodwill

Since March 1, 2005, goodwill has no longer been amortized but is rather assessed for impairment once a year. Should any events or changes in circumstances indicate any impairment in value, then such impairment test must be performed more frequently. Pursuant to IAS 36, the carrying amounts of the smallest cash generating units, including the pro rata share of goodwill allocated to such units, are compared with the higher of the net sale price and the value in use (so-called recoverable amount) of such units.

If the carrying amount of the cash generating unit exceeds its recoverable amount, then a write-down is required. The impairment loss for a cash generating unit is initially allocated to goodwill. Any remaining impairment loss is subsequently recognized for the other assets in the cash generating unit. However, assets may only be written down at maximum to the recoverable amount of the individual asset identified. Goodwill is not written up.

In line with internal management reporting structures, the cash generating units are equivalent to the smallest strategic reporting levels within the HORNBACH-Baumarkt-AG Group. The value in use is calculated on the basis of the discounted future cash flows of a cash generating unit expected on the basis of the detailed financial budget for the coming financial year and in the strategic five-year plan. As in the previous year, periods reaching further into the future have been based on a growth factor of 0.5%. The strategic five-year plan is largely based on the developments expected in consumer spending as stated in economic forecasts published by economic research institutes. A detailed financial budget for the coming financial year is then compiled on this basis.

The discounting is based on average equity and debt capital costs after taxes (WACC= Weighted Average Cost of Capital). The calculation of the costs of equity is based on the yield expected on long-term risk-free federal bonds. The costs of debt capital are based on the financing costs of the ten-year bond issued by HORNBACH-Baumarkt-AG during the 2004/2005 financial year. The discount rates applied for the respective cash generating units take account of the specific equity capital and country risk. A discount rate of 8.5% was applied in the 2009/2010 financial year (2008/2009: 7.7%).

Intangible assets

Intangible assets with finite useful lives are recognized at cost less accumulated straight-line amortization, taking due account of any impairment losses. Pursuant to IAS 23 "Borrowing Costs (revised)", financing costs which can be directly allocated to an asset ("qualifying asset") over the period in which the asset is prepared for use are capitalized as a component of the costs of acquisition or manufacture.

Amortization is determined using the straight-line method based on the following economic useful lives:

	Years
Software and licenses	3 to 8
Other intangible assets	3 to 13

There are no intangible assets with indefinite useful lives.

Property, plant and equipment
Property, plant and equipment, including real estate held to generate rental income, is recognized at cost less accumulated depreciation.

Scheduled depreciation is undertaken on a straight-line basis. If there are indications of any impairment in value and if the recoverable amount is less than the amortized cost, then impairment losses are recognized for the respective items of property, plant and equipment. Corresponding write-ups are undertaken if the reason for impairment in previous years no longer applies.

Scheduled depreciation is uniformly based on the following economic useful lives across the Group:

	Years
Buildings and outdoor facilities (including rented property)	15 to 33
Other equipment, plant, and office equipment	3 to 21

Should major components of property, plant and equipment have different useful lives, then these components are recognized and measured separately.

Financing costs incurred in connection with real estate development ("building interest") which can be directly allocated to the acquisition, construction or establishment of land and buildings ("qualifying assets") are capitalized as a component of costs in accordance with IAS 23 "Borrowing Costs (revised)".

Leases
Leased items of property, plant and equipment which are to be viewed in economic terms as asset purchases with long-term financing (finance leases) are recognized pursuant to IAS 17 "Leases" at fair value at the beginning of the leasing relationship, unless the present value of the leasing payments is lower. The relevant assets are depreciated over their economic useful lives or over the term of the contract if shorter. Application is made of the same method of depreciation applicable to comparable assets acquired or manufactured. Moreover, an equivalent financial liability is capitalized at the amount of the fair value of the asset or the present value of the minimum leasing payments, if lower.

Inventories

Inventories are carried at cost or at net sale value. The net sale value is taken to be the expected realizable sales proceeds less the costs incurred up to disposal. The acquisition costs of inventory holdings are determined using weighted average prices. Account is taken of the principle of loss-free valuation.

Taxes

Taxes levied by the respective countries on taxable income and changes in deferred tax items are recognized as taxes on income. These are calculated in accordance with the relevant national legislation on the basis of the tax rates applicable at the balance sheet date, or due to be applicable in the near future.

Other taxes are allocated to the respective functional division and recognized under the corresponding expenses for the relevant function.

In line with IAS 12, deferred taxes are recognized and measured using the balance sheet liability method based on the tax rate expected to be valid at the realization date. Deferred tax assets are recognized for the tax benefits expected to arise from future realizable losses carried forward. Deferred tax assets arising from deductible temporary differences and tax losses carried forward which exceed temporary taxable differences are only recognized to the extent that it can be assumed with reasonable certainty that the company in question will generate sufficient taxable income in future.

Non-current assets held for sale and disposal groups

Land, buildings and other non-current assets and disposal groups which are very likely to be sold in the coming financial year are measured at fair value less related disposal expenses if such is lower than the carrying amount.

Pensions and similar obligations

Consistent with legal requirements in the respective countries, group companies of HORNBACH-Baumarkt-AG have obligations relating to defined contribution and defined benefit pension plans. In the case of defined benefit plans, provisions have been calculated using the projected unit credit method in accordance with IAS 19 "Employee Benefits". When determining the pension obligation in accordance with actuarial principles, this method accounts for the pensions known of and claims vested as of the balance sheet date, as well as for the increases in salaries and pensions to be expected in future. The plan assets are deducted at fair value from the obligations. Should this result in a net asset, then this is recognized, provided that it does not exceed the present value of future reductions in contributions or repayments or any retrospective service costs. Actuarial gains or losses are recognized directly in equity, having accounted for any deferred taxes. In the case of defined contribution plans, the contributions are recognized as expenses upon becoming due for payment.

Provisions and accrued liabilities

Provisions are recognized for uncertain obligations to third parties where such are likely to result in a future outflow of resources. Provisions are stated at the expected settlement amount, having accounted for all identifiable risks, and are not offset against recourse claims. If the overall effect is material, non-current provisions are measured at present value discounted to the end of the respective terms. Provisions for pending losses are recognized if the contractual obligations in connection with stores rented from third parties are higher than the expected economic benefits. In the case of accrued liabilities, the date and level of the respective liability are no longer uncertain.

Financial instruments
Financial instruments are contracts which result in a financial asset at one company and a financial liability or equity instrument at another company. On the one hand, these include primary financial instruments such as trade receivables, financial receivables and financial liabilities. On the other hand, they also include derivative financial instruments, such as options, forward exchange transactions, interest swaps and currency swaps. Customary purchases and sales of financial assets are generally recognized as of the settlement date, i.e. on the date at which the asset is delivered. Upon initial recognition, financial instruments are recognized at cost. This corresponds to their fair value.

Financial assets are derecognized once the contractual rights to payment have lapsed or been assigned. There are no cases of financial assets having been sold and continuing to be recognized either in full or in part at the HORNBACH-Baumarkt-AG Group (continuing involvement). Financial liabilities are derecognized once they have been settled, i.e. once the liability has been repaid, cancelled or has expired.

Primary financial instruments
In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", asset-side financial instruments are subsequently measured at cost or at fair value. Primary financial instruments constituting liabilities are measured at amortized cost. The HORNBACH-Baumarkt-AG Group has so far not made any use of the option of classifying financial assets or financial liabilities as measured at fair value through profit or loss.

Financial assets are classified as available for sale pursuant to IAS 39. They are measured at fair value, where this can be reliably determined, and otherwise at cost. Investments and prepayments for financial assets are recognized at cost, as there is no active market for these items and their fair values cannot be reliably determined at reasonable expense.

Receivables and other assets are carried at amortized cost or at present value, if lower. Value reductions are stated to account for all identifiable individual risks and general credit risk based on empirical figures. Specific cases of default lead to the receivable in question being derecognized. Non-current assets recognized at present value are not exposed to any significant interest rate risk.

Cash and cash equivalents include cash on hand and short-term deposits with maturity dates of less than three months. These items are measured at amortized cost.

Financial debt (bank loans, bonds) are recognized at the respective loan amount, less transaction costs, and subsequently measured at amortized cost. The difference to the repayment amount is recognized as an expense over the term of the bond and the promissory note bond using the effective interest method. Other debt is recognized at its respective repayment amount.

Derivative financial instruments
Derivative financial instruments, such as forward exchange transactions and interest swaps, are used to hedge exchange rate and interest risks. In line with the Group's risk principles, no derivative financial instruments are held for trading purposes. Upon addition, derivative financial instruments are recognized in the balance sheet at fair value. Any transaction costs incurred are immediately recognized as expenses.

Derivatives which are not integrated into an effective hedging relationship as defined in IAS 39 are subject to mandatory classification as held for trading (financial assets/liabilities held for trading) and are thus measured at fair value through profit or loss. The fair values of forward exchange transactions (including the embedded forward exchange transactions) are determined on the basis of market conditions at the balance sheet date. The fair value of interest swaps is determined by the financial institutions with which they were concluded. In the case of interest-bearing derivative financial instruments, a distinction is made between the "clean price" and the "dirty price". Unlike the "clean price", the "dirty price" also includes accrued interest. The fair values recognized for interest-bearing financial instruments correspond to the "dirty price".

Upon entering into a hedging transaction, the HORNBACH-Baumarkt-AG Group classifies certain derivatives as hedging future cash flows or planned transactions (cash flow hedges). Changes in the fair value of those cash flow hedges viewed as effective are recognized directly in equity under revenue reserves, taking due account of deferred taxes, until the result of the hedged item is recognized. Non-effective gains and losses are recognized through profit or loss.

Impairment of assets

Apart from inventories, deferred tax assets and assets measured at fair value, all assets are assessed for any indications of impairment at each balance sheet date. An impairment loss is recognized in the income statement if the recoverable amount is lower than the carrying amount. Should the reasons for impairment no longer apply, then the asset is written back to amortized cost, except in the case of unlisted equity instruments measured at cost and of goodwill.

Sales

Income from the sale of goods is recognized upon transfer of ownership, taking due account of the expected level of goods returned.

Cost of goods sold

As well as the direct acquisition costs of the merchandise in question, the cost of goods sold also includes ancillary acquisition costs, such as freight charges, customs duties and other services rendered, as well as write-downs on inventories.

Rental income

Rental income is recognized on a straight-line basis under sales over the term of the rental contract.

Government grants

Government grants awarded to cover expenses incurred and for assistance purposes are recognized as income in the income statement. Grants awarded for non-current assets reduce the cost of such assets accordingly.

Expenses

Rental expenses are recognized on a straight-line basis as expenses over the term of the rental contract.

Advertising expenses for commercials are produced for image advertising purposes and are generally broadcast directly following their production. The broadcasting costs are recognized as expenses upon receipt of the service (broadcasting by the broadcaster).

Expenses relating to advertising leaflets are deferred until distribution and recognized under raw materials and supplies.

Interest expenses and interest income are recognized in accordance with the period for which the loan was granted or the bond or promissory note bond issued.

Tax expenses include current and deferred taxes unless they relate to facts or circumstances accounted for directly in equity.

With regard to options issued prior to November 7, 2002 in connection with existing share option plans, no expenses have been recognized for the difference between the exercise price and the market value of shares or the intrinsic value of the share options granted as long as the options have not been exercised.

The 1999 share option plan of HORNBACH-Baumarkt-AG involves equity-settled share-based payments. With regard to the fourth tranche of the share option plan, which was issued subsequent to November 7, 2002, the current market value of the options expected to be convertible was calculated for the time of their issue. This amount is distributed as an expense over the period up to the non-forfeitability of such options and is recognized as a corresponding increase in shareholders' equity.

The HORNBACH phantom stock plan involves cash-settled share-based payments. The expenses are distributed over the qualifying period on a prorated basis. The resultant obligation as of the balance sheet date has been recognized under other liabilities.

Segment Report

Segment reporting is consistent with the accounting and valuation methods applied in the consolidated financial statements. Sales to external third parties represent net sales. Transfer prices between the segments are equivalent to those applied to external third parties.

Segment delineation
The allocation of business fields (segments) corresponds to the internal reporting system used by the Board of Management of the HORNBACH-Baumarkt-AG Group for managing the company. The "DIY stores" segment includes the 131 (2008/2009: 129) DIY megastores and garden centers grouped together in the HORNBACH-Baumarkt-AG Group. The "Real estate" segment includes the retail properties owned by companies in the HORNBACH-Baumarkt-AG Group, which let and charge the properties to the respective DIY stores with garden centers within the Group at normal market conditions. Furthermore, on a voluntary basis we also report segmentation by regions, namely "Germany" and "Other European countries". This basically corresponds to our former secondary segment reporting. The "Headquarters and consolidation" item includes administration and consolidation items not attributable to the individual segments.

Segment earnings
Earnings before interest and taxes (EBIT) have been taken to represent the segment earnings.

Segment assets and liabilities
Apart from income tax receivables, income tax liabilities and deferred taxes, asset and liability items in the consolidated balance sheet have been directly allocated to the individual segments as far as possible. Remaining assets and liabilities have been allocated as appropriate. Liabilities in the consolidated balance sheet have been increased by liabilities to group companies in the individual segments and have been allocated to the individual segments in line with their causation. The resultant adjustments have been eliminated under the "Headquarters and consolidation" item.

2009/2010 in € million 2008/2009 in € million	DIY stores	Real estate	Headquarters and consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**2,685.5**	**119.7**	**(118.7)**	**2,686.5**
	2,598.0	112.6	(111.6)	2,599.0
Sales to third parties	2,685.4	0.0	0.0	2,685.4
	2,597.9	0.0	0.0	2,597.9
Sales to affiliated companies	0.1	0.0	0.0	0.1
	0.1	0.0	0.0	0.1
Rental income from external third parties	0.0	1.0	0.0	1.0
	0.0	0.9	0.0	0.9
Rental income from affiliated companies	0.0	118.7	(118.7)	0.0
	0.0	111.7	(111.6)	0.1
Segment earnings (EBIT)	**99.7**	**31.5**	**(16.3)**	**114.9**
	84.1	67.7	(15.3)	136.5
of which: depreciation and amortization/write-ups	34.7	11.3	8.0	54.0
	36.7	12.1	7.8	56.6
Segment assets	**687.9**	**486.8**	**239.8**	**1,414.5**
	742.5	451.9	206.7	1,401.1
of which: credit balances at banks	60.3	0.0	206.1	266.4
	40.6	0.0	167.3	207.9
Investments	**22.2**	**39.8**	**6.2**	**68.2**
	31.9	47.6	4.5	84.0
Segment liabilities	**254.8**	**104.0**	**363.3**	**722.1**
	257.6	125.6	385.4	768.6
of which: financial debt	7.0	90.0	324.9	421.9
	5.2	114.1	323.8	443.1

Reconciliation in € million	2009/2010	2008/2009
Segment earnings (EBIT) before "Headquarters and consolidation"	**131.3**	**151.8**
Headquarters	(16.1)	(16.0)
Consolidation adjustments	(0.2)	0.7
Net financial expenses	(19.3)	(14.6)
Consolidated earnings before taxes	**95.7**	**121.9**

Delineation by geographical region

The "Other European countries" segment includes the Czech Republic, Austria, the Netherlands, Luxembourg, Switzerland, Sweden, Slovakia, and Romania.

Segment sales are allocated to the geographical regions in which the sales were generated. Segment assets are allocated to the region in which they are located. Investments relate to non-current assets allocated to the respective segments.

2009/2010 in € million 2008/2009 in € million	Germany	Other European countries	Headquarters and consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**1,735.4**	**1,109.2**	**(158.1)**	**2,686.5**
	1,691.4	1,064.7	(157.1)	2,599.0
Sales to third parties	1,577.4	1,108.0	0.0	2,685.4
	1,534.3	1,063.6	0.0	2,597.9
Sales to affiliated companies	158.0	0.2	(158.1)	0.1
	157.0	0.2	(157.1)	0.1
Rental income from external third parties	0.0	1.0	0.0	1.0
	0.0	0.9	0.0	0.9
Rental income from affiliated companies	0.0	0.0	0.0	0.0
	0.1	0.0	0.0	0.1
Segment assets	**1,111.9**	**697.9**	**(395.3)**	**1,414.5**
	1,127.9	651.4	(378.2)	1,401.1
Investments	**22.0**	**46.2**	**0.0**	**68.2**
	36.1	47.9	0.0	84.0
EBIT	**43.7**	**71.3**	**(0.1)**	**114.9**
	24.0	111.8	0.7	136.5
Depreciation and amortization/write-ups	**34.8**	**19.2**	**0.0**	**54.0**
	36.6	20.0	0.0	56.6
EBITDA	**78.5**	**90.5**	**(0.1)**	**168.9**
	60.6	131.8	0.7	193.2

(Differences due to rounding up or down to nearest € million)

Notes to the Consolidated Income Statement

(1) Sales

Sales mainly involve revenues in the DIY store segment. Furthermore, revenues of € 987k (2008/2009: € 1,020k) from the letting of real estate have also been reported under sales.

The sales of the Group broken down into business fields and regions have been depicted in the segment report.

(2) Cost of goods sold

The cost of goods sold represents the expenses required for the generation of sales and is structured as follows:

	2009/2010 € 000s	2008/2009 € 000s
Expenses for auxiliary materials and purchased goods	1,682,023	1,634,101
Expenses for services rendered	14,880	12,827
	1,696,903	**1,646,928**

(3) Selling and store expenses

Selling and store expenses include those costs incurred in connection with the operation of DIY megastores with garden centers. These mainly involve personnel expenses, costs of premises and advertising expenses, as well as depreciation and amortization. Moreover, this item also includes general operating expenses, such as administration expenses, transport costs, maintenance and upkeep and rental expenses for plant and equipment.

(4) Pre-opening expenses

Pre-opening expenses mainly relate to those expenses arising at or close to the time of the construction up to the opening of new DIY megastores with garden centers. Pre-opening expenses mainly consist of personnel expenses, advisory expenses, costs of premises, administration expenses, miscellaneous personnel expenses and depreciation and amortization.

(5) General and administration expenses

General and administration expenses include all other costs incurred in connection with the operation or construction of DIY stores with garden centers which cannot be directly allocated to such. They mainly consist of personnel expenses, legal and advisory expenses, depreciation and amortization, costs of premises and miscellaneous administration expenses, such as IT, travel and vehicle expenses.

(6) Other income and expenses

Other income and expenses are structured as follows:

	2009/2010 € 000s	2008/2009 € 000s
Other income from operating activities		
Income from advertising allowances	12,010	10,490
Income from reversal of provisions	11,009	2,721
Income from allocations within the HORNBACH HOLDING Group	2,522	1,858
Income from payment differences	523	396
Income from disposal of other non-current assets	426	492
Miscellaneous other income	10,119	10,822
	36,609	**26,779**
Other income from non-operating activities		
Income from disposal of shareholdings and disposal of real estate	504	37,366
Income from reversal of provisions for onerous contracts	724	780
Income from write-ups to property, plant, and equipment	317	0
Income from write-ups to non-current assets held for sale	270	0
Other non-operating income	75	0
	1,890	**38,146**
Other income	**38,499**	**64,925**

The income from reversal of provisions item includes the reversal of a provision for refunds of energy tax fees amounting to € 5.6 million expected in previous years.

Miscellaneous other income from operating activities principally relates to income from damages payments, other income from personnel grants, and income from the writing back of receivables.

The non-operating income reported for the 2008/2009 financial year chiefly results from the sale of three DIY store properties and of other land not required for operations. The sale of two of these DIY store properties took the form of disposals of real estate companies. All of the DIY store properties were leased back on a long-term basis within the framework of operating leases. There are rental extension options following the non-terminable basic rental period.

	2009/2010 € 000s	2008/2009 € 000s
Other expenses from operating activities		
Impairments and defaults on receivables	422	593
Losses on disposal of non-current assets	348	461
Expenses from payment differences	350	366
Miscellaneous other expenses	2,688	3,432
	3,808	**4,852**
Other expenses from non-operating activities		
Impairment of property, plant, and equipment and investment property	925	2,246
Additions to provisions for onerous contracts	500	200
Losses on disposal of non-current assets	354	85
Impairment of non-current assets held for sale	0	479
Losses on reclassification of non-current assets held for sale	33	0
Other non-operating expenses	0	320
	1,812	**3,330**
Other expenses	**5,620**	**8,182**
Net income from other income and expenses	**32,879**	**56,743**

Miscellaneous other operating expenses include losses incurred on damages and expenses for services charged on. The corresponding income is reported under miscellaneous other income.

(7) Net financial expenses

	2009/2010 € 000s	2008/2009 € 000s
Other interest and similar income		
Interest income on financial instruments measured at amortized cost	3,106	10,575
of which: from affiliated companies	23	2
Interest income on financial instruments used as hedging instruments	0	1,348
Other	150	0
of which: from affiliated companies	150	0
	3,256	**11,923**
Other interest and similar expenses		
Interest expenses on financial instruments measured at amortized cost	21,131	25,898
Interest expenses on financial instruments used as hedging instruments	1,895	91
Other	839	811
of which: from affiliated companies	214	204
	23,865	**26,800**
Net interest expenses	**(20,609)**	**(14,877)**
Other financial result		
Gains and losses from fair value measurement of derivative financial instruments	(1,686)	(951)
Gains and losses from foreign currency exchange	3,013	1,217
	1,327	**266**
Net financial expenses	**(19,282)**	**(14,611)**

In line with IAS 17 "Leases", financial leasing contracts are reported under property, plant and equipment and the interest component of the leasing installment amounting to € 131k (2008/2009: € 143k) under *interest and similar expenses*. Net interest expenses do not include interest incurred for financing the construction stage of real estate development measures. This interest amounted to € 3,124k (2008/2009: € 3,495k) in the year under report and has been capitalized as a component of the costs of the property, plant and equipment concerned. As in the previous year, the average financing cost rate used to determine the volume of borrowing costs to be capitalized amounted to 5.9%.

(Deferred) interest payments on interest swaps included as a hedging instrument within cash flow hedges pursuant to IAS 39 are netted for each swap contract and recognized on the basis of their net amount either as interest income or interest expenses.

Gains and losses from the fair value measurement of derivative financial instruments include an amount of € -1,038k (2008/2009: € -303k) in connection with the fair value measurement of derivative foreign currency instruments, and an amount of € -648k (2008/2009: € -648k) for the ineffective portion of the change in value of an interest swap used as a hedge within a hedging relationship pursuant to IAS 39.

Gains and losses from foreign currency exchange chiefly consist of realized exchange rate gains of € 7,058k (2008/2009: € 10,090k) and realized exchange rate losses of € 5,113k (2008/2009: € 9,323k). Furthermore, gains and losses from foreign currency exchange also include net income of € 1,068k (2008/2009: € 450k) from the measurement of foreign currency receivables and liabilities.

(8) Taxes on income

The taxes on income reported include the taxes on income paid or payable in the individual countries, as well as deferred tax accruals.

As in the previous year, the German companies included in the HORNBACH-Baumarkt-AG Group are subject to an average trade tax rate of approximately 14% of their trading income. The corporate income tax rate continues to amount to 15%, plus 5.5% solidarity surcharge.

As in the previous year, all domestic deferred tax items have been valued at an average tax rate of 30%. The calculation of foreign income taxes is based on the relevant laws and regulations in force in the individual countries. As in the previous year, the income tax rates applied to foreign companies range from 16% to 31%.

The actual income tax charge of € 27,409k (2008/2009: € 27,046k) is € 1,289k lower (2008/2009: € 9,533k) than the expected tax charge of € 28,698k (2008/2009: € 36,579k) which would have been payable by applying the average tax rate of 30% (2008/2009: 30%) to the pre-tax earnings of the Group.

Deferred tax assets have been stated for as yet unused losses carried forward amounting to € 25,215k (2008/2009: € 24,852k). HORNBACH-Baumarkt-AG expects it to be possible to offset the tax losses carried forward, which in some cases are attributable to start-up losses in individual countries, against future earnings in full. No deferred tax assets have been reported in the case of losses carried forward amounting to € 7,412k (2008/2009: € 8,552k) as future realization of the resultant benefit is not expected.

Breakdown of the tax charge:

	2009/2010 € 000s	2008/2009 € 000s
Current taxes on income		
Germany	10,478	8,344
Other countries	16,256	18,819
	26,734	**27,163**
Deferred tax expenses/income		
due to changes in temporary differences	(278)	623
due to changes in tax rates	14	417
due to losses carried forward	939	(1,157)
	675	**(117)**
Taxes on income	**27,409**	**27,046**

The transition from the expected to the actual income tax charge is as follows:

	2009/2010		2008/2009	
	€ 000s	%	€ 000s	%
Expected income tax charge	28,698	100.0	36,579	100.0
Difference between local tax rate and group tax rate	(4,553)	(15.9)	(6,340)	(17.3)
Tax-free income	(149)	(0.5)	(6,119)	(16.7)
Tax reductions/increases due to changes in tax rates	14	0	418	1.1
Tax increases attributable to expenses not deductible for tax purposes and to unstated losses carried forward	3,560	12.4	4,093	11.1
Non-period current and deferred taxes	(161)	(0.6)	(1,585)	(4.3)
Taxes on income	**27,409**	**95.4**	**27,046**	**73.9**
Effective tax rate in %	28.7		22.2	

The taxes recognized directly in equity in the financial year under report relate to the following items:

	2009/2010 € 000s	2008/2009 € 000s
Actuarial gains and losses on defined benefit plans		
Actuarial gains and losses on defined benefit plans before taxes	(1,102)	(1,809)
Change in deferred taxes	237	389
	(865)	**(1,420)**
Measurement of derivative financial instruments (cash flow hedge)		
Changes in fair value of derivative financial instruments before taxes	82	(3,681)
Change in deferred taxes	(24)	1,064
	58	**(2,617)**
Exchange differences arising on the translation of foreign subsidiaries	**5,730**	**(3,091)**
Other comprehensive income before taxes	**4,710**	**(8,581)**
Total change in deferred taxes	**213**	**1,453**
Other comprehensive income, net after taxes	**4,923**	**(7,128)**

(9) Earnings per share

Basic earnings per share are calculated in line with IAS 33 "Earnings per Share" by dividing the consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG by the weighted average number of shares in circulation during the financial year.

Earnings per share

	2009/2010	2008/2009
Weighted number of shares issued	15,787,810	15,716,066
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in €)	68,250,576	94,882,625
Earnings per share in €	**4.32**	**6.04**

The weighted average number of shares issued is calculated as follows:

	2009/2010	2008/2009
Shares issued as of March 1	15,716,066	15,685,020
Impact of issue of new shares	71,744	31,046
	15,787,810	**15,716,066**

The share option plans (Note 34) mean that shares with a potentially dilutive effect have arisen, which impact on earnings per share in some cases. Diluted earnings per share are calculated as follows:

Diluted earnings per share

The dilutive effect reported in previous years resulted from potential shares within the 1999 share option plan. These share options could be exercised for the last time on February 3, 2010. No further share option plans have been adopted. Accordingly, there were no potentially dilutive effects as of February 28, 2010.

In the previous year, diluted earnings per share were calculated as follows:

	2008/2009
Weighted number of shares issued, including potential shares with a dilutive effect	15,791,690
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in €)	94,882,625
Earnings per share in €	**6.01**

The weighted number of shares issued, including potential shares with a dilutive effect, was as follows:

	2008/2009
Weighted number of shares issued	15,716,066
Impact of 1999 share option plan	75,624
	15,791,690

(10) Other disclosures on the income statement

Personnel expenses

The individual expense items include the following personnel expenses:

	2009/2010 € 000s	2008/2009 € 000s
Wages and salaries	366,988	347,089
Social security contributions and pension expenses	76,496	72,117
	443,484	**419,206**

Wages and salaries also include expenses for temporary employees. Social security contributions include pension expenses amounting to € 5,277k (2008/2009: € 3,489k). Personnel expenses include expenses of € 22,731k (2008/2009: € 21,283k) in connection with the employer's share of the statutory pension scheme.

Depreciation and amortization

	2009/2010 € 000s	2008/2009 € 000s
Scheduled amortization of intangible assets and depreciation of property, plant, and equipment and investment property	53,391	54,371
Impairment of property, plant, and equipment and investment property	925	2,246
	54,316	**56,617**

The impairment losses recognized in the 2009/2010 financial year relate to land, buildings and outdoor facilities. They mainly involve the retrospective recognition of scheduled depreciation on a DIY store property reclassified in the financial year under report from the "non-current assets held for sale" item back to non-current assets, as well as the write-down of a piece of land not used for operations to its expected net sale value. In the previous year, impairment losses were recognized for land and for advance payments made on land and buildings. Reference is also made to Note 12 in this respect.

Depreciation and amortization is included in the following items in the income statement:

2009/2010 financial year € 000s	Intangible assets	Property, plant, and equipment and investment property	Total
Selling and store expenses	448	43,241	43,689
General and administration expenses	4,407	5,295	9,702
Other income and expenses	0	925	925
	4,855	**49,461**	**54,316**

2008/2009 financial year € 000s	Intangible assets	Property, plant, and equipment and investment property	Total
Selling and store expenses	465	44,288	44,753
Pre-opening expenses	0	11	11
General and administration expenses	4,093	5,514	9,607
Other income and expenses	0	2,246	2,246
	4,558	**52,059**	**56,617**

Notes to the Consolidated Balance Sheet

(11) Intangible assets

The development in intangible assets in the 2008/2009 and 2009/2010 financial years was as follows:

€ 000s	Franchises, industrial property rights, and similar rights and values as well as licenses to such rights and values	Goodwill	Assets under construction	Total
Cost				
Balance at March 1, 2008	61,105	3,860	158	65,123
Additions	2,054	0	80	2,134
Disposals	21	0	0	21
Reclassifications	161	0	(159)	2
Foreign currency translation	(23)	0	0	(23)
Balance at February 28/March 1, 2009	**63,276**	**3,860**	**79**	**67,215**
Additions	3,070	0	1,021	4,091
Disposals	6	0	0	6
Reclassifications	63	0	(69)	(6)
Foreign currency translation	33	0	0	33
Balance at February 28, 2010	**66,436**	**3,860**	**1,031**	**71,327**
Amortization				
Balance at March 1, 2008	42,316	0	0	42,316
Additions	4,558	0	0	4,558
Disposals	20	0	0	20
Foreign currency translation	(22)	0	0	(22)
Balance at February 28/March 1, 2009	**46,832**	**0**	**0**	**46,832**
Additions	4,855	0	0	4,855
Disposals	4	0	0	4
Foreign currency translation	30	0	0	30
Balance at February 28, 2010	**51,713**	**0**	**0**	**51,713**
Carrying amount at February 28, 2010	**14,723**	**3,860**	**1,031**	**19,614**
Carrying amount at February 28, 2009	16,444	3,860	79	20,383

Additions to franchises, industrial property rights and similar rights and values and licenses to such rights and values mainly relate to the acquisition of software licenses for various IT projects, as well as to expenses incurred to adapt the software for its intended use.

As in the previous year, there are no major restrictions on ownership and disposition rights.

(12) Property, plant and equipment, as well as investment property

The development in property, plant and equipment in the 2008/2009 and 2009/2010 financial years was as follows:

€ 000s	Land, leasehold rights, and buildings on third-party land	Investment property (IAS 40)	Other equipment, plant, and office equipment	Assets under construction	Total
Cost					
Balance at March 1, 2008	509,421	16,913	450,377	13,421	990,132
Reclassifications to/from non-current assets held for sale	(31,475)	9,335	(3,478)	0	(25,618)
Changes in scope of consolidation	7,313	0	0	0	7,313
Additions	32,596	1	30,025	11,929	74,551
Disposals	68	12	13,804	180	14,064
Reclassifications	6,846	0	730	(7,578)	(2)
Foreign currency translation	(3,634)	0	(3,110)	636	(6,108)
Balance at February 28/March 1, 2009	**520,999**	**26,237**	**460,740**	**18,228**	**1,026,204**
Reclassifications to/from non-current assets held for sale	18,438	(2,038)	0	0	16,400
Additions	35,771	0	22,164	5,021	62,956
Disposals	271	754	16,285	4,348	21,658
Reclassifications	6,496	0	3,950	(10,440)	6
Foreign currency translation	5,398	0	4,252	292	9,942
Balance at February 28, 2010	**586,831**	**23,445**	**474,821**	**8,753**	**1,093,850**
Depreciation					
Balance at March 1, 2008	102,299	6,549	332,457	2,435	443,740
Reclassifications to/from non-current assets held for sale	48	4,360	(2,170)	0	2,238
Additions	11,647	1,038	38,078	1,296	52,059
Disposals	7	0	13,291	29	13,327
Foreign currency translation	(1,176)	0	(1,946)	169	(2,953)
Balance at February 28/March 1, 2009	**112,811**	**11,947**	**353,128**	**3,871**	**481,757**
Reclassifications to/from non-current assets held for sale	437	(1,308)	0	0	(871)
Additions	13,224	296	35,941	0	49,461
Write-ups	0	(317)	0	0	(317)
Disposals	113	9	15,712	3,833	19,667
Reclassifications	(4)	0	4	0	0
Foreign currency translation	864	0	2,538	(38)	3,364
Balance at February 28, 2010	**127,219**	**10,609**	**375,899**	**0**	**513,727**
Carrying amount at February 28, 2010	**459,612**	**12,836**	**98,922**	**8,753**	**580,123**
Carrying amount at February 28, 2009	408,188	14,290	107,612	14,357	544,447

The additions due to changes in the scope of consolidation in the previous year, amounting to € 7,313k, related to the acquisition of the real estate company InterCora – invest a.s. Plzen.

In the 2009/2010 financial year, impairment losses of € 925k (2008/2009: € 2,246k) were recognized for land (€ 208k), buildings (€ 451k), and outdoor facilities (€ 266k) in the real estate segment. Of this sum, € 208k

(2008/2009: € 950k) related to investment property and other properties not yet earmarked for specific use, and € 717k (2008/2009: € 0k) to a DIY store property reclassified from the "non-current assets held for sale" item back to non-current assets. In the previous year, impairment losses totaling € 2,246k were recognized for advance payments for land (€ 1,296k) and buildings (€ 950k) in the real estate segment.

Impairment losses relate both to assets used for operations and to assets not used for operations and are attributable to the retrospective recognition of scheduled depreciation on a property previously held for sale and to the measurement of assets whose carrying amounts are in excess of their net sale values. The net sale values of the assets were determined on the basis of fair value surveys, purchase offers and agreed sale contracts.

The write-up of € 317k in the 2009/2010 financial year (2008/2009: € 0k) relates to the appreciation in value of a piece of land not used for operations for which impairment losses were recognized in previous years. The write-up was based on an agreed sale contract and has been recognized under other non-operating income and expenses in the real estate segment.

Reference is made to Note 7 with regard to capitalized financing costs.

The real estate assets are predominantly owned by HORNBACH-Baumarkt-AG and by real estate companies established for this purpose.

Other equipment, plant and office equipment mainly relate to HORNBACH-Baumarkt-AG in the case of German consolidated companies and to HORNBACH Baumarkt GmbH, HORNBACH Baumarkt Luxemburg SARL, HORNBACH Baumarkt CS spol s.r.o., Hornbach Bouwmarkt (Nederland) B.V., Hornbach Baumarkt (Schweiz) AG, HORNBACH-Baumarkt SK spol s.r.o., Hornbach Byggmarknad AB and HORNBACH Centrala SRL in the case of foreign consolidated companies.

Investment property mainly relates to retail properties at various locations in Germany. The respective rental contracts have basic rental periods of 1 to 15 years and in some cases provide extension options for the lessee. The properties leased to third parties are stated at cost less scheduled straight-line depreciation. A useful life of 33 years has been assumed. The fair value of investment property amounts to approximately € 14,946k (2008/2009: € 16,345k). The fair values have been determined by independent experts in the overwhelming majority of cases. The valuations are based on the capitalized earnings power of the individual pieces of real estate on the open market. In some cases, the fair values have been based on purchase offers received.

The real estate acts as security for bank loans in the form of registered land charges amounting to € 186,848k (2008/2009: € 182,837k).

Property, plant and equipment include an item of € 1,330k (2008/2009: € 1,496k) relating to a building available to the Group within the framework of a financial leasing contract. The financial leasing contract has been concluded for a basic rental period of 20 years. At the end of the basic rental period, there is an option to extend the contract at least once for a period of 5 years. The leased asset acts as security for the leasing obligation.

In addition to the financial leasing contract, the HORNBACH-Baumarkt-AG Group has rental and leasing contracts for DIY store properties which qualify as operating leasing contracts, as the assets leased are attributable in economic terms to the lessor. The leasing contracts have non-terminable basic rental periods of 15 to 20 years and generally have rental extension or purchase options.

The rental expenses, excluding ancillary expenses, resulting from operating lease contracts were reported at € 134,150k in the 2009/2010 financial year (2008/2009: € 127,158k).

(13) Financial assets

The development in financial assets in the 2008/2009 and 2009/2010 financial years was as follows:

€ 000s	Investments	Advance payments for financial assets	Total
Cost			
Balance at March 1, 2008	1	0	1
Balance at February 28, 2009	**1**	**0**	**1**
Balance at March 1, 2009	1	0	1
Additions	93	1,028	1,121
Balance at February 28, 2010	**94**	**1,028**	**1,122**
Carrying amount at February 28, 2010	**94**	**1,028**	**1,122**
Carrying amount at February 28, 2009	1	0	1

Of additions to financial assets, € 93k relate to a minority interest held in a subsidiary of HORNBACH Immobilien AG and € 1,028k to an advance payment on the purchase price to acquire a Swedish real estate company. Of the financial assets reported for the previous year, € 1k related to minority interests in three Austrian second-tier subsidiaries of HORNBACH Immobilien AG. Financial assets have been recognized at cost, as their fair values cannot be reliably determined.

(14) Other non-current receivables and assets

Other non-current receivables and assets mainly consist of a remaining purchase price receivable of € 5,244k (2008/2009: € 5,367k) in connection with a sale and leaseback transaction, and deposits of € 2,062k (2008/2009: € 2,023k) paid as security for possible subsequent claims to purchase price reductions on the part of the buyer. The deposits have a maximum term of 12 years. Moreover, the item also includes the net balance of the fair value of plan assets and the present value of the pension obligation for the statutory pension obligation in Switzerland, which amounts to € 135k (2008/2009: € 836k). Further details about this item and its development can be found in Note 23.

(15) Deferred taxes

Deferred taxes relate to the following items:

	2.28.2010		2.28.2009	
	Assets € 000s	Liabilities € 000s	Assets € 000s	Liabilities € 000s
Intangible assets and property, plant, and equipment	907	37,584	918	36,317
Inventories	164	3,514	222	4,228
Other assets and liabilities	994	345	797	490
Other provisions	3,134	433	3,213	339
Liabilities	1,643	1,770	1,093	2,047
Losses carried forward	6,648	0	6,539	0
Consolidated balance sheet	**13,490**	**43,646**	**12,782**	**43,421**

(16) Inventories

	2.28.2010 € 000s	2.28.2009 € 000s
Auxiliary materials and supplies	2,437	1,774
Merchandise	432,192	500,668
Inventories (gross)	**434,629**	**502,442**
less valuation allowances	6,598	6,171
Inventories (net)	**428,031**	**496,271**
Carrying amount of inventories measured at net realizable value	28,499	34,162

(17) Receivables and other assets

The receivables and other assets of the Group are structured as follows:

	2.28.2010 € 000s	2.28.2009 € 000s
Trade receivables	2,886	2,066
Receivables from affiliated companies	703	734
of which: from shareholders	0	254
Positive fair values of derivative financial instruments	555	254
Other receivables and assets	42,547	38,560
	46,691	**41,614**

Other receivables and assets include receivables in connection with product reimbursements, receivables from credit card companies and deferred charges and prepaid expenses.

As in the previous year, there are no major restrictions on ownership or disposition rights in respect of the other receivables and assets reported in the balance sheet.

The following tables provide an analysis of the financial assets included under receivables and other assets. Only those receivables for which specific allowances have been taken have been portrayed as impaired. The HORNBACH-Baumarkt-AG Group also accounts for credit risk by stating portfolio-based allowances calculated on the basis of historic default rates and empirical values.

2.28.2010 € 000s	Carrying amount	of which: neither impaired nor overdue	of which: not impaired, but overdue within the following time bands (days)		
			< 60	61-90	91-180
Trade receivables	2,886	1,789	674	67	194
Receivables from affiliated companies	703	703			
Positive fair values of derivative financial instruments	555	555			
Other receivables and assets	33,174	31,797	1,206		
	37,318	**34,844**	**1,880**	**67**	**194**

2.28.2009 € 000s	Carrying amount	of which: neither impaired nor overdue	of which: not impaired, but overdue within the following time bands (days)		
			< 60	61-90	91-180
Trade receivables	2,066	751	896	119	82
Receivables from affiliated companies	734	734			
of which: from shareholders	254	254			
Positive fair values of derivative financial instruments	254	254			
Other receivables and assets	28,254	24,863	1,830	134	281
	31,308	**26,602**	**2,726**	**253**	**363**

Allowances for trade receivables and for other receivables and assets developed as follows:

€ 000s	Trade receivables		Other receivables and assets	
	2009/2010	2008/2009	2009/2010	2008/2009
Allowances at March 1	**192**	**321**	**960**	**937**
Utilization	105	219	176	497
Reversals	24	49	90	235
Additions	225	138	117	758
Foreign currency translation	8	1	9	(3)
Allowances at end of financial year	**296**	**192**	**820**	**960**
of which: individual allowances	234	150	820	960
of which: portfolio-based allowances	62	42		

The complete retirement of receivables resulted in expenses of € 62k (2008/2009: € 161k). The receipt of receivables already derecognized resulted in income of € 70k (2008/2009: € 77k).

(18) Cash and cash equivalents

	2.28.2010 € 000s	2.28.2009 € 000s
Cash balances at banks	266,443	207,895
Checks and cash on hand	29,137	28,197
	295,580	**236,092**

(19) Non-current assets held for sale and disposal groups

This item includes assets and liabilities which are highly likely to be sold in the coming financial year. The figure for the current year includes a DIY store property and a piece of land not required for operations. The previous year's figure includes two DIY store properties and the company aircraft. One DIY store property originally held for sale was reclassified to non-current assets in the 2009/2010 financial year. This resulted in retrospective recognition of depreciation of € 717k in the real estate segment. Furthermore, write-ups of € 270k (€ 0k) were recognized for assets held for sale in the real estate segment in the 2009/2010 financial year.

The non-current assets held for sale, amounting to € 35,121k (2008/2009: € 49,707k), relate to the real estate segment. The company aircraft included at an amount of € 1,307k in the previous year's figure was not allocated to any segment and was therefore recognized at the central administration departments.

(20) Shareholders' equity
The development in the shareholders' equity of the HORNBACH-Baumarkt-AG Group is shown in the statement of changes in group equity for the 2009/2010 and 2008/2009 financial years.

Share capital
As a result of the exercising of subscription rights in connection with the 1999 share option plan, a total of 163,440 new non-par ordinary shares in the company were issued during the 2009/2010 financial year by way of a conditional capital increase (2008/2009: 55,040 shares). The issue of these new shares led the company's share capital to rise by € 490,320 (2008/2009: € 165,120) to its current level of € 47,710,500 (2008/2009: € 47,220,180). This is divided into 15,903,500 ordinary shares (2008/2009: 15,740,060).

The following provisions apply for the authorized and conditional capital:

Existing Authorized Capital I and Authorized Capital II, with nominal amounts of up to € 7,500,000 and € 15,000,000 respectively, were rescinded by resolution of the Annual General Meeting on July 10, 2008. The Annual General Meeting on July 10, 2008 resolved to create new Authorized Capital I and Authorized Capital II in line with the following provisions:

The Board of Management is authorized until July 10, 2013, subject to approval by the company's Supervisory Board, to increase the company's share capital by up to € 7,500,000 (nominal amount) by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash contributions (Authorized Capital I). Shareholders' subscription rights may be excluded in specified circumstances.

The Board of Management is authorized until July 10, 2013, subject to approval by the company's Supervisory Board, to increase the company's share capital by up to € 15,000,000 (nominal amount) by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash or non-cash contributions (Authorized Capital II). Shareholders' subscription rights may be excluded in specified circumstances.

Total authorized capital therefore amounts to € 22,500,000, equivalent to 47.16% (2008/2009: 47.65%) of the current share capital.

The Annual General Meeting held on August 26, 1999 resolved the creation of additional conditional capital up to a total nominal amount of € 4,500,000 by issuing up to 1,500,000 ordinary shares (Conditional Capital II). This capital is earmarked for the 1999 HORNBACH share option plan, details of which can be found in Note 34.

163,440 option rights to shares (2008/2009: 55,040) with a nominal value of € 490,320 (2008/2009: € 165,120) were exercised in the 2009/2010 financial year. Due to the expiry of the exercise period on February 3, 2010, this conditional capital had lapsed on the balance sheet date on February 28, 2010. Conditional capital of € 2,411,820, corresponding to 5.11% of the then share capital had still been available at the previous year's balance sheet date.

On the basis of a resolution adopted by the Board of Management on August 31, 2009, the employees of HORNBACH-Baumarkt-AG and its foreign subsidiaries were offered employee shares at a preferential price of € 23.00 per share. A total of 17,810 shares were acquired via the stock exchange at an average price of € 35.88 and subsequently assigned to employees. An amount of € 21k was recognized in equity to account for the difference (€ 0.93) between the acquisition price and the stock market price upon the date of the resolution. The difference per share between the preferential sale price and the stock market price (€ 11.95) has been recognized through profit or loss.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on April 20, 2002 pursuant to § 41 (3) of the German Securities Trading Act (WpHG): HORNBACH HOLDING AG, Bornheim/Pfalz, has notified us pursuant to § 41 (2) Sentence 1 WpHG that it held 80.29% of the voting rights in HORNBACH-Baumarkt-AG on April 1, 2002. These related exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on August 16, 2002 pursuant to § 25 (1) WpHG: HORNBACH Familien-Treuhandgesellschaft mbH, Annweiler am Trifels, has notified us pursuant to § 21 (1) and § 22 (1) No. 1 WpHG that its share of the voting rights in HORNBACH-Baumarkt AG exceeded the 5% threshold on August 6, 2002 and now amounted to 80.29%. These related exclusively to voting rights attributable under § 22 (1) No. 1 WpHG.

Furthermore, HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on October 16, 2002 pursuant to § 25 (1) WpHG: Kingfisher plc., London/UK, has notified us pursuant to § 21 (1) WpHG that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on October 11, 2002. Kingfisher plc now holds approximately 5.5% of the voting rights in our company (826,924 ordinary shares). These relate exclusively to its own voting rights. Before acquiring these 826,924 voting rights, Kingfisher held no voting rights in HORNBACH-Baumarkt-AG.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on May 30, 2003 pursuant to § 25 (1) WpHG: Platinum Asset Management ltd., Sydney/Australia, has notified us pursuant to § 21 (1) WpHG that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on May 27, 2003, and now amounts to around 5.51%. These relate exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification electronically on April 23, 2009 pursuant to § 26 (1) WpHG: Platinum Investment Management ltd. (formerly Platinum Asset Management ltd.), Sydney/Australia, has notified us pursuant to § 26 (1) WpHG (formerly § 25 (1) WpHG) that the notification dated May 30, 2003 has been withdrawn, as the 5% threshold was not exceeded at that date (or subsequently).

HORNBACH-Baumarkt-AG published the following notification electronically with the aim of circulation across Europe on June 14, 2007 pursuant to § 26 (1) WpHG: Eijsvogel Finance Limited, 3 Sheldon Square, London W2 6PX, UK, notified us on June 14, 2007 pursuant to § 21 (1) WpHG that the share of voting rights held by Eijsvogel Finance Limited in HORNBACH-Baumarkt-AG (ISIN DE0006084403) exceeded the 3% and 5% thresholds on June 12, 2007, and amounted to 5.33% (826,924 voting rights) at that date.

Capital reserve

The increase in the capital reserve by € 3,423k is due to the exercising of 163,440 option rights in connection with the 1999 share option plan.

Revenue reserves

Revenue reserves include "statutory reserves", "other revenue reserves", and accumulated earnings and equity components recognized directly in equity. Of the revenue reserves at HORNBACH-Baumarkt-AG, an unchanged total of € 1,022,583.76 constitutes statutory reserves.

The other revenue reserves of HORNBACH-Baumarkt-AG developed as follows in the 2009/2010 financial year:

	€ 000s
Balance at March 1, 2009	172,621
Addition due to AGM resolution on July 9, 2009	12,800
Addition due to resolution by Board of Management on March 29, 2010	26,430
Balance at February 28, 2010	**211,851**

Disclosures concerning capital management

The capital management practiced by HORNBACH-Baumarkt-AG pursues the aim of maintaining a suitable equity base in the long term. The equity ratio is viewed as representing an important key figure for investors, analysts, banks and rating agencies. The company aims on the one hand to achieve the growth targets it has set itself while maintaining healthy financing structures and a stable dividend policy, and on the other hand to achieve long-term improvements in its key rating figures. The capital management instruments deployed include active debt capital management.

The company has entered into covenants towards some providers of debt capital which, among other conditions, require it to maintain an equity ratio of at least 25%. The equity ratio, interest cover, debt/equity ratio and company liquidity (cash and cash equivalents plus unutilized committed credit lines) are monitored monthly as part of the company's risk management. Further key figures are calculated on a quarterly basis. Should the values fall short of certain target levels, then suitable countermeasures are initiated at an early stage. The covenants were complied with at all times during the 2009/2010 financial year. The equity ratio amounted to 45.5% as of February 28, 2010 (2008/2009: 41.5%).

There were no changes in the company's equity management approach during the financial year under report.

(21) Distributable earnings and dividends

The distributable amounts involve the unappropriated net profit reported in the balance sheet of HORNBACH-Baumarkt-AG prepared in accordance with German commercial law.

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG will propose to the Annual General Meeting that, following the allocation of € 26,430,000.00 to other revenue reserves, the unappropriated net profit of € 26,432,398.65 reported in the balance sheet of HORNBACH-Baumarkt-AG as of February 28, 2010 be appropriated as follows:

	€
Dividend of € 1.00 (2008/2009: € 0.87) on 15,903,500 shares	15,903,500.00
Additional allocation to revenue reserves	10,520,000.00
Balance to be carried forward	8,898.65
	26,432,398.65

(22) Financial debt

Total current and non-current financial debt is structured as follows:

2009/2010 financial year	Maturities			Carrying amount
€ 000s	Current < 1 year	Non-current 1-5 years	Non-current > 5 years	2.28.2010 Total
Bonds	0	244,907	0	244,907
Liabilities to banks	20,674	130,627	17,731	169,032
Liabilities in connection with finance leases	183	865	821	1,869
Negative fair values of derivative financial instruments	6,108	0	0	6,108
Total	**26,965**	**376,399**	**18,552**	**421,916**

2008/2009 financial year	Maturities			Carrying amount
€ 000s	Current < 1 year	Non-current 1-5 years	Non-current > 5 years	2.28.2009 Total
Bonds	0	0	243,836	243,836
Liabilities to banks	31,415	136,459	25,560	193,434
Liabilities in connection with finance leases	171	809	1,034	2,014
Negative fair values of derivative financial instruments	3,847	0	0	3,847
Total	**35,433**	**137,268**	**270,430**	**443,131**

HORNBACH-Baumarkt-AG placed a paper with a volume of € 250 million, a term of ten years and an interest coupon of 6.125% on the European capital market for corporate bonds in November 2004. The expenses arising in connection with the corporate bond, amounting to € 10,714k in total, have been distributed over the ten-year term using the effective interest method. The bond requires compliance with covenants customary to banks. Non-compliance with the respective ratios or other obligations set out in the bond agreement may result in a premature repayment obligation.

HORNBACH-Baumarkt-AG has a promissory note bond of € 80 million payable upon final maturity. This bond has a floating interest rate and a term running until June 30, 2011. A swap with congruent terms has been concluded to secure the interest rate. This swap enables the half-yearly interest to be secured at a fixed rate of 3.128 %, plus a bank margin, for the entire term. .

The Group had current financial debt (< 1 year) of € 27.0 million at the balance sheet date on February 28, 2010. This relates to interest provisions (€ 5.7 million), the portion of long-term financing facilities maturing in the short term (€ 15.2 million), and the measurement of derivative financial instruments (€ 6.1 million).

Land charges amounting to € 186,848k had been provided as security for liabilities to banks (2008/2009: € 182,837k). No contractual obligations were breached during the period under report.

Various bilateral credit lines were pooled into a syndicated credit line of € 200.0 million in the 2006/2007 financial year already. The original term amounted to five years, with two options of extending the term by one year in each case. The extension options were exercised in the past two financial years with unanimous approval from all of the banks involved, as a result of which the final maturity date for the syndicated credit line is now June 26, 2013.

The HORNBACH-Baumarkt-AG Group had total credit lines of € 290.5 million on February 28, 2010 (2008/2009: € 313.8 million). Unutilized credit lines also amounted to € 290.5 million (2008/2009: € 306.2 million). Furthermore, HORNBACH-Baumarkt-AG has a credit line for import credits amounting to USD 20.0 million (2008/2009: USD 20.0 million). Of this, an amount of USD 16.4 million had been drawn down as of the balance sheet date (2008/2009: USD 20.0 million).

No assets have been provided as security for the credit lines, the promissory note bond, or the bond. The relevant contractual arrangements nevertheless require compliance with customary bank covenants. These regularly involve pari passu clauses and negative pledge declarations. In the case of the bond, the promissory note bond, and the syndicated credit line at HORNBACH-Baumarkt-AG, they also require compliance with specific financial ratios. These key financial ratios are based on consolidated figures at the HORNBACH-Baumarkt-AG Group and require interest cover of at least 2.25 times and an equity ratio of 25%. The interest cover, net debt/EBITDA ratio, equity ratio and company liquidity (cash and cash equivalents, plus unutilized committed credit lines) are regularly monitored within the internal risk management framework. Should the values fall short of certain target levels, then countermeasures are taken at an early stage. All covenants were complied with at all times in the year under report.

In addition to existing current account liabilities at normal market conditions and the bond issued in the 2004/2005 financial year, the Group also has medium and long-term liabilities to banks. These are mostly fixed-interest loans and consist of the following items:

2009/2010 financial year	Currency	Interest agreement in % (including swap)	Maturity	Amount 2.28.2010 € 000s
Loans	EUR	4.63	2011	79,958
Mortgage loans	EUR	4.56 to 6.36	2013 to 2019	66,075
	CZK	5.08 to 7.98	2010 to 2018	17,323
				163,356

2008/2009 financial year	Currency	Interest agreement in % (including swap)	Maturity	Amount 2.28.2009 € 000s
Loans	EUR	2.45 to 4.63	2009 to 2011	80,563
Mortgage loans	EUR	4.56 to 6.36	2009 to 2019	78,155
	CZK	5.08 to 7.98	2010 to 2018	21,527
				180,245

The variable interest rates of swapped mortgage loans charge interest at the 3 month Eurolibor, the 3 month Euribor and the 6 month Euribor. The swap margins range from 0.45 to 1.5 percentage points (2008/2009: 0.45 to 1.5 percentage points).

Transition of future leasing payments to the liabilities from financial leasing contracts:

2009/2010 financial year € 000s	Maturities Current < 1 year	Non-current 1-5 years	Non-current > 5 years	2.28.2010 Total
Liabilities in connection with finance leases	183	865	821	1,869
Interest component	119	343	86	548
Total lease payments to be made in future	**302**	**1,208**	**907**	**2,417**

2008/2009 financial year € 000s	Maturities Current < 1 year	Non-current 1-5 years	Non-current > 5 years	2.28.2009 Total
Liabilities in connection with finance leases	171	809	1,034	2,014
Interest component	131	399	151	681
Total lease payments to be made in future	**302**	**1,208**	**1,185**	**2,695**

(23) Pensions and similar obligations

As a result of legal requirements in individual countries, the HORNBACH-Baumarkt-AG Group has obligations relating to defined benefit and defined contribution pension plans.

Pension commitments in the Netherlands have been accounted for as defined contribution plans, given that the information required to account for these plans as defined benefit plans was not available.

Apart from payment of contributions, the defined contribution plans do not involve any further obligations on the part of the HORNBACH-Baumarkt-AG Group. The total of all defined contribution pension expenses amounted to € 33,566k in the 2009/2010 financial year (2008/2009: € 31,026k).

In the case of defined benefit plans, a distinction is made between pension plans financed by provisions and those financed by funds. The HORNBACH-Baumarkt-AG Group only has one fund-financed pension plan which is financed via an external pension provider. This pension plan is due to legal requirements in Switzerland, and grants old-age, invalidity and fatality pensions and payments. The employee covers 35% of the premiums to be paid for the savings balances, as well as further clearly defined costs. The remaining expenses are covered by the employer. Risk and cost premiums are calculated by the insurance company on an individual basis and reassessed each year.

	2009/2010 € 000s	2008/2009 € 000s
Present value of pension obligation	18,432	14,410
less fair value of plan assets	(18,567)	(15,246)
Pension commitments as reported in balance sheet	**(135)**	**(836)**
of which: plan assets	135	836

The plan assets were structured as follows at the balance sheet date:

	2.28.2010 %	2.28.2009 %
Debt securities	78.1	66.2
Shares	2.3	1.8
Real estate	10.6	9.7
Other	9.0	22.3
	100.0	**100.0**

Change in pension obligation

	2009/2010 € 000s	2008/2009 € 000s
Present value of pension obligation at beginning of period	14,410	11,335
Current service cost of employer	1,152	905
Interest cost	526	431
Employee contributions	858	679
Net balance of payments contributed and paid out	1,082	(851)
Insurance premiums	(645)	(500)
Actuarial losses recognized directly in equity	849	1,614
Foreign currency translation	200	797
	18,432	**14,410**

Change in plan assets

	2009/2010 € 000s	2008/2009 € 000s
Plan assets at beginning of period	15,246	13,344
Expected return on plan assets	475	569
Employer contributions	1,593	1,261
Employee contributions	858	679
Net balance of payments contributed and paid out	1,082	(851)
Insurance premiums	(645)	(500)
Actuarial losses recognized directly in equity	(253)	(195)
Foreign currency translation	211	939
	18,567	**15,246**

The amounts recognized through profit or loss are included in the personnel expenses allocated to the following items in the income statement:

	2009/2010 € 000s	2008/2009 € 000s
Selling and store expenses	995	610
Pre-opening expenses	61	36
General and administration expenses	113	80
	1,169	**726**

Payments of contributions amounting to € 2.0 million are expected for the 2009/2010 financial year.

Actuarial gains and losses may arise on account of changes in the parameters underlying the calculation of the present value of the pension obligation and the fair value of the plan assets. These changes are recognized directly in equity, together with the share of deferred taxes attributable to such changes.

The actuarial gains and losses recognized in equity (before deferred taxes) have developed as follows:

	2009/2010 € 000s	2008/2009 € 000s
Gains and losses at beginning of period	(404)	1,366
Gains and losses arising during period	(1,102)	(1,809)
Foreign currency translation	(5)	39
Gains and losses at end of period	**(1,511)**	**(404)**

The calculation has been based on the following actuarial assumptions:

	2.28.2010 %	2.28.2009 %
Discount interest rate	3.5	3.6
Expected long-term credit interest rate	2.4	3.0
Expected return on plan assets	2.6	2.9
Future salary increases	1.5	1.5
Future pension increases	0.5	0.5

The historic development is as follows:

	2009/2010 € 000s	2008/2009 € 000s	2007/2008 € 000s	2006/2007 € 000s	2005/2006 € 000s
Present value of pension obligation	18,432	14,410	11,335	12,851	11,404
Fair value of plan assets	18,567	15,246	13,344	13,454	7,934
Yield on plan assets	222	355	327	201	0
Experience adjustments arising on plan assets	253	184	115	56	0
Experience adjustments arising on plan liabilities	769	1,713	(166)	203	0

(24) Other non-current liabilities

Other non-current liabilities mainly involve non-current provisions. These include personnel provisions, provisions for contractually assumed structural maintenance obligations, and a provision required by law for the storage of business documents.

Non-current personnel provisions have been recognized mainly for part-time early retirement commitments and for the statutory reserve required in Austria to cover potential claims on the part of employees in the event of their leaving the company.

The provisions for part-time early retirement mainly involve the part-time early retirement agreements concluded by HORNBACH-Baumarkt-AG in the 2005/2006 and 2006/2007 financial years. The work undertaken by part-time early retirees is performed within the framework of the so-called block model. Provisions amounting to € 4,957k (2008/2009: € 8,039k) have been taken to cover the performance backlog up to the balance sheet date and for top-up payments. Claims from an existing reinsurance policy have been netted with the existing obligations. The provisions have been calculated by an independent expert on the basis of the 2005 G mortality tables published by Heubeck-Richttafeln-GmbH and using a discount rate of 3.3% p.a. (2008/2009: 5.6% p.a.). Moreover, provisions of € 19k (2008/2009: € 67k) were recognized to cover part-time early retirement obligations in Austria.

This item also includes an accrual stated for the amounts paid by HORNBACH Immobilien AG as settlement for the disadvantages sustained by HORNBACH-Baumarkt-AG in connection with the termination of existing rental agreements and the conclusion of new rental agreements with increased rent and the assumption of maintenance expenses. The accrual item established for this purpose is being written back to earnings over the remaining term of the original rental agreements (18 years).

(25) Trade payables and other liabilities

	2.28.2010 € 000s	2.28.2009 € 000s
Trade payables and advance payments received for orders	173,637	198,425
Liabilities to affiliated companies	1,368	2,775
of which: to shareholders	391	1,804
Other liabilities	42,085	37,443
of which: other taxation	13,091	10,824
of which: social security contributions	2,294	2,321
	217,090	**238,643**

As in the previous year, all trade payables and other liabilities have remaining terms of less than one year.

Trade payables are secured by reservations of title to the customary extent.

Other taxation liabilities include amounts for which the individual group companies are liable. Liabilities for social security contributions mainly include contributions yet to be remitted to the social security funds. In addition to the aforementioned items, other liabilities mainly include deposits and pledged funds, merchandise credits not yet redeemed, liabilities relating to employee salary payments, and amounts due for outstanding invoices.

(26) Income tax receivables and liabilities

The receivables and liabilities relating to taxes on income involve current tax liabilities/receivables, taxes resulting from an external tax audit currently underway for the years 2005 to 2007, and taxes relating to previous financial years. Current income tax provisions are offset against corresponding income tax refund receivables, provided that they relate to the same tax jurisdiction and are identical as far as their type and their due date are concerned. Tax provisions for current income taxes mainly relate to corporate income tax (including the solidarity surcharge) and to trade tax.

The "German act on fiscal measures accompanying the introduction of the European Company and amending further tax legislation (SEStEG)" came into force on December 13, 2006. Among other aspects, this act allows refunds of corporate income tax credits resulting from the retention of profit in accordance with previous corporation tax law requirements no longer to be linked to the distribution of profits. This corporate income tax credit was calculated for the last time as of December 31, 2006 and is subsequently being paid out in ten equal annual amounts on September 30 of each year starting in 2008. Of the corporate income tax refund claims of € 12.2 million originally calculated for the HORNBACH-Baumarkt-AG Group at the final calculation date pursuant to § 37 of the German Corporate Income Tax Act (KStG), claims amounting to € 9.7 million still remain. These have been capitalized as non-current and current tax receivables at their present value of € 8.6 million (2008/2009: € 8.3 million). Corporate income tax refund claims of € 3.4 million previously viewed as irrecoverable until the verdict passed by the Federal Constitutional Court on November 17, 2009 have not been recognized, as the specific structure of the new legislation called for in the verdict is not yet foreseeable.

Reference is made to Note 15 with regard to the deferred taxes liabilities recognized in a separate item.

(27) Other provisions and accrued liabilities

Other provisions and accrued liabilities developed as follows in the 2009/2010 financial year:

€ 000s	Opening balance at 3.1.2009	Utilization	Reversals	Additions	Foreign currency translation	Closing balance at 2.28.2010	of which: non-current
Other provisions							
Personnel	11,124	4,878	0	2,479	0	8,725	8,725
Miscellaneous	10,795	1,777	1,595	4,526	20	11,969	8,116
	21,919	**6,655**	**1,595**	**7,005**	**20**	**20,694**	**16,841**
Accrued liabilities							
Other taxes	507	0	0	111	0	618	0
Personnel	39,412	35,230	3,961	39,836	541	40,598	0
Miscellaneous	18,713	12,093	6,299	14,528	131	14,980	0
	58,632	**47,323**	**10,260**	**54,475**	**672**	**56,196**	**0**
Total	**80,551**	**53,978**	**11,855**	**61,480**	**692**	**76,890**	**16,841**

Miscellaneous other current provisions mainly relate to provisions for onerous contracts and litigation risks. Reference is made to Note 24 with regard to details of non-current provisions.

Other taxes largely involve the deferral of land and payroll taxes.

The accrued liabilities for personnel obligations primarily relate to outstanding holiday entitlements, overtime, holiday pay, Christmas bonuses, employee bonuses and the severe disability levy.

Miscellaneous accrued liabilities relate in particular to the costs of gas, water, and electricity, as well as to year-end expenses and legal advisory expenses.

Other Disclosures

(28) Contingent liabilities

As in the previous year, there were no contingent liabilities as of February 28, 2010.

(29) Other financial obligations and contingent claims

2009/2010 financial year € million	Maturities Current < 1 year	 Non-current 1-5 years	 Non-current > 5 years	2.28.2010 Total
Purchase obligations for investments	14.7	0.0	0.0	14.7
Obligations under rental, leasehold and leasing contracts	140.1	510.9	625.0	1,276.0
Other financial obligations	8.9	0.0	0.0	8.9
	163.7	**510.9**	**625.0**	**1,299.6**

2008/2009 financial year € million	Maturities Current < 1 year	 Non-current 1-5 years	 Non-current > 5 years	2.28.2009 Total
Purchase obligations for investments	40.1	0.0	0.0	40.1
Obligations under rental, leasehold and leasing contracts	135.7	509.2	673.4	1,318.3
Other financial obligations	3.9	0.0	0.0	3.9
	179.7	**509.2**	**673.4**	**1,362.3**

The obligations resulting from rental, hiring, leasehold and leasing contracts relate exclusively to those rental contracts in which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the rented assets pursuant to IFRS regulations (operating leases). Rental agreements mainly relate to DIY stores in Germany and abroad. The terms of the rental agreements range from 15 to 20 years, with subsequent rental prolongation options at market value. The agreements include rent adjustment clauses.

Furthermore, the Group also has recourse claims of approximately € 2.8 million in connection with renovation obligations for a DIY megastore with a garden center let in the context of a sale and leaseback transaction. Legal action has been taken to assert these claims.

(30) Future income from rental and leasing contracts

Rental income from external third parties € 000s	Maturities Current < 1 year	 Non-current 1-5 years	 Non-current > 5 years	Total
2009/2010 financial year	1,066	1,868	728	3,662
2008/2009 financial year	1,061	2,462	1,236	4,759

Rental income results from the letting of retail real estate. The rental contracts mostly have terms of between 5 and 15 years.

Rental income has only been reported for up to one year in the case of rental contracts with indeterminate contractual terms.

Expenses of € 426k (2008/2009: € 358k) were incurred in the year under report in connection with properties let to third parties.

(31) Legal disputes

HORNBACH-Baumarkt-AG does not anticipate that it or any of its group companies will be involved in current or foreseeable court or arbitration proceedings which could have any material effect on the economic situation of the Group. Moreover, appropriate provisions have been stated and adequate insurance benefits are anticipated at the relevant group companies for any financial charges in connection with other legal or arbitration proceedings. Such charges are therefore not expected to have any material impact on the financial position of the Group.

(32) Supplementary disclosures on financial instruments

The following tables show the carrying amounts of the financial instruments in each IAS 39 measurement category, and their fair values broken down by balance sheet category:

€ 000s	Category	Carrying amount 2.28.2010	Fair value 2.28.2010	Carrying amount 2.28.2009	Fair value 2.28.2009
Assets					
Financial assets	AfS	1,122	1,122	1	1
Other receivables and assets					
Derivatives without hedge relationship	FAHfT	555	555	254	254
Other financial assets	LaR	44,686	44,686	41,132	41,132
Cash and cash equivalents	LaR	295,580	295,580	236,092	236,092
Equity and liabilities					
Financial debt					
Bonds	FLAC	244,907	261,250	243,836	237,500
Liabilities to banks	FLAC	169,032	170,358	193,434	194,862
Liabilities in connection with finance leases	n.a.	1,869	2,267	2,014	2,583
Derivatives with hedge relationship	n.a.	4,572	4,572	3,650	3,650
Derivatives without hedge relationship	FLHfT	1,536	1,536	197	197
Trade payables and other liabilities	FLAC	192,580	192,580	217,471	217,471
Accrued liabilities	FLAC	14,980	14,980	18,713	18,713

Aggregate totals by measurement category: € 000s	Category	Carrying amount 2.28.2010	Carrying amount 2.28.2009
Loans and receivables	LaR	340,266	277,224
Available for sale financial assets	AfS	1,122	1
Financial assets held for trading	FAHfT	555	254
Financial liabilities measured at amortized cost	FLAC	621,499	673,454
Financial liabilities held for trading	FLHfT	1,536	197

Derivative financial instruments have been recognized at fair value in the balance sheet. Fair value measurement has been based on input factors observable on markets and thus corresponds to Level 2 of the fair value hierarchy as defined in IFRS 7.

Cash and cash equivalents, assets held for sale, other financial assets, accrued liabilities, accounts payable and other liabilities mature in the short term in the majority of cases. Their carrying amounts therefore approximate to their fair values as of the balance sheet date.

The fair value of the publicly listed bond corresponds to the nominal value multiplied by the market value at the balance sheet date.

The fair values of the liabilities to banks and the liabilities in connection with finance leases have been calculated as present values.

The present values of financial assets and liabilities have been calculated based on current money market interest rates, taking due account of their maturity structure and the respective credit margin.

Net result by measurement category	2009/2010 € 000s	2008/2009 € 000s
Loans and receivables (LaR)	(404)	1,003
Financial instruments held for trading (FAHfT and FLHfT)	(1,038)	(303)
Financial liabilities measured at amortized cost (FLAC)	3,460	70

The net results of the measurement category "financial instruments held for trading" result from the measurement of derivative financial instruments at fair value through profit or loss. The net results of the measurement categories "loans and receivables" and "financial liabilities measured at amortized cost" involve foreign currency translation items, the results of disposals and write-downs.

(33) Risk management and financial derivatives

Risk management principles

The assets, liabilities and planned financial transactions of the HORNBACH-Baumarkt-AG Group are subject in particular to risks resulting from changes in exchange rates and interest rates.

The aim of the company's risk management is therefore to minimize these market risks by means of suitable financial market-based hedging activities. To achieve this aim, derivative financial instruments are deployed to limit interest rate and foreign currency risks. In general, however, the company only hedges those risks which could impact materially on its financial result.

The necessary decisions may only be taken on the basis of the strategic requirements determined by the Chief Financial Officer. These requirements focus on hedging interest rate and foreign currency risks. Moreover, financial transactions undertaken for speculative trading purposes are prohibited. Over and above that, certain transactions also require prior approval by the Supervisory Board.

The treasury department regularly reviews and monitors the current and future interest charge and the foreign exchange requirements of the overall Group. The Board of Management is informed of its findings on a regular basis.

Market risks

For the presentation of market risks, IFRS 7.40 "Financial Instruments: Disclosures" requires the hypothetical impact on profit and loss and equity which would have resulted if those changes in the relevant risk variables (e.g. market interest rates or exchange rates) which could reasonably be assumed to be possible at the balance sheet date had actually materialized to be presented on the basis of sensitivity analyses. The market risks faced by the HORNBACH-Baumarkt-AG Group consist of foreign currency risks and interest rate risks. The company does not face any other price risks.

Foreign currency risk

Foreign currency risks, i.e. potential reductions in the value of a financial instrument or future cash flow due to changes in foreign exchange rates, particularly apply wherever monetary financial instruments, such as receivables or liabilities, exist in a currency other than the local currency of the company, or will exist in the scheduled course of business. The foreign currency risks of the HORNBACH-Baumarkt-AG Group mainly result from financing measures and from the company's business operations. Exchange rate differences arising from the translation of financial statements into the group currency do not constitute a foreign currency risk as defined by IFRS 7.

The group companies are largely financed by means of external financing measures denominated in the functional currency of the corresponding group company (natural hedging). Moreover, there are also intragroup loans denominated in euros, thus resulting in foreign currency risks at those group companies which have a functional currency other than the euro. These risks are basically not hedged.

The foreign currency risks faced by the HORNBACH-Baumarkt-AG Group in its business operations mainly relate to the purchase of goods in the Far East using US dollars and from intragroup supplies and services, which are basically handled in euros. The US dollar currency risk is hedged using forward exchange transactions and fixed deposits denominated in US dollars.

Including hedging measures, the Group had the following main foreign currency items open as of the balance sheet date:

€ 000s	2.28.2010	2.28.2009
EUR	(82,180)	(69,469)
USD	2,937	5,166

In the sensitivity analysis provided below for foreign currency risks, it has been assumed that the foreign currency holdings as of the balance sheet date are representative of the financial year as a whole.

If the euro had **appreciated by 10%** compared with the Group's other main currencies at the balance sheet date, consolidated earnings before taxes would have been € 8,238k lower (2008/2009: € 6,390k). Conversely, if the euro had **depreciated by 10%** compared with the Group's other main currencies at the balance sheet date, then consolidated earnings before taxes would have been € 8,238k higher (2008/2009: € 6,390k). The hypothetical impact on earnings of € +8,238k (2008/2009: € +6,390k) is the result of the following sensitivities: EUR/CHF: € 5,239k (2008/2009: € 4,135k), EUR/RON: € 1,573k (2008/2009: € 1,455k), EUR/SEK: € 980k (2008/2009: € 2,403k), EUR/USD: € 387k (2008/2009: € -642k) and EUR/CZK: € 59k (2008/2009: € -961k).

Interest rate risk

At the end of the year, the Group was principally financed by a euro bond with a nominal total of € 250,000k and by an unsecured promissory note bond amounting to € 80,000k. Furthermore, the Group also has long-term fixed-interest euro loans amounting to € 66,075k (2008/2009: € 78,790k) and long-term CZK loans amounting to € 17,323k (2008/2009: € 21,527k). The principal long-term financial liabilities with floating interest rates have been converted into fixed-interest financial liabilities using derivative financial instruments.

The sensitivity analysis provided below is based on the following assumptions:

In the case of fixed-interest primary financial instruments, changes in market interest rates only impact on profit and loss or equity when such instruments are measured at fair value. Primary financial instruments measured at amortized cost are therefore not subject to any interest rate risk as defined in IFRS 7. The same applies to financial liabilities which originally had floating interest rates, but which have been converted into fixed-interest financial liabilities by means of cash flow hedges.

Changes in the market interest rates of interest derivatives designated to hedge primary financial instruments with floating interest rates within the framework of a cash flow hedge impact on the hedging reserve within equity and have therefore been accounted for in the equity-related sensitivity analysis.

Changes in the market interest rates of primary financial instruments with floating interest rates impact on the income statement and have therefore been accounted for in the sensitivity analysis.

In the sensitivity analysis for interest rate risks, it has been assumed that the volumes as of the balance sheet date are representative of the financial year as a whole. A parallel shift in the interest rate structure curve has been assumed.

If the market interest rate had been **100 basis points higher** at the balance sheet date, then consolidated earnings before taxes would have been € 2,666k higher (2008/2009: € 2,001k) and equity would have been

€ 1,605k higher (2008/2009: € 2,538k). Due the low level of interest rates currently, any parallel shift in the interest rate structure curve **downwards by 100 basis points** leads to negative interest rates in some cases, thus severely limiting the meaningfulness of any such simulation. The company has therefore foregone disclosing the hypothetical impact on earnings of any downward shift in the interest rate structure curve in the current financial year. A shift in the interest rate structure curve **downwards by 100 basis points** was simulated in the previous year. If the market interest rate had been 100 basis points lower at the previous year's balance sheet date, then the previous year's consolidated earnings would have been € 2,001k lower and equity would have been € 2,660k lower.

Credit risk

Credit risk involves the risk that a contractual party is unable to comply in part or in full with the obligations entered into upon the conclusion of a financial instrument. The credit risk of the Group is strictly limited to the extent that financial assets and derivative financial instruments are concluded as far as possible with contractual parties of good credit standing. Moreover, transactions with individual contractual partners are subject to a maximum limit. The risk of receivables default in the operating business is already considerably reduced on account of the retail format (cash & carry). The maximum credit risk is equivalent to the carrying amounts of the financial assets.

Liquidity risk

The following tables show the contractually agreed (undiscounted) interest and principal repayments for primary and derivative financial liabilities.

2009/2010 financial year		Cash flows		
€ 000s	Carrying amount	< 1 year	1 to 5 years	> 5 years
Primary financial liabilities:				
Bonds	244,907	15,313	311,250	0
Liabilities to banks	169,032	41,309	199,949	18,985
Liabilities in connection with finance leases	1,869	302	1,208	907
Trade payables and other liabilities	192,580	192,316	264	0
Accrued liabilities	14,980	14,980	0	0
	623,368	**264,220**	**512,671**	**19,892**
Derivative financial liabilities:				
Foreign currency derivatives without hedge relationship	1,536	1,536	0	0
Interest derivatives in connection with cash flow hedges	4,572	2,673	4,667	2,179
	6,108	**4,209**	**4,667**	**2,179**
Derivative financial assets:				
Foreign currency derivatives without hedge relationship	555	(555)	0	0
	555	**(555)**	**0**	**0**
		267,874	**517,338**	**22,071**

2008/2009 financial year		Cash flows		
€ 000s	Carrying amount	< 1 year	1 to 5 years	> 5 years
Primary financial liabilities:				
Bonds	243,836	15,313	61,250	265,313
Liabilities to banks	193,434	55,090	214,082	43,412
Liabilities in connection with finance leases	2,014	302	1,208	1,185
Trade payables and other liabilities	217,471	216,998	473	0
Accrued liabilities	18,713	18,713	0	0
	675,468	**306,416**	**277,013**	**309,910**
Derivative financial liabilities:				
Foreign currency derivatives without hedge relationship	197	197	0	0
Interest derivatives in connection with cash flow hedges	3,650	510	1,974	1,556
	3,847	**707**	**1,974**	**1,556**
Derivative financial assets:				
Foreign currency derivatives without hedge relationship	254	(254)	0	0
	254	**(254)**	**0**	**0**
		306,869	**278,987**	**311,466**

All financial liabilities existing at the balance sheet date have been included. No account has been taken of budget figures for future new liabilities. Variable interest payments were calculated on the basis of interest rates valid at the balance sheet date. Liabilities denominated in foreign currencies were translated at the relevant reporting date rate.

Reference is made to Note 22 with regard to the management of liquidity risk.

Hedging measures

Hedging transactions serve to hedge the interest rate and foreign currency risks associated with an underlying transaction (hedged item).

Cash flow hedge – interest rate risk

Payer interest swaps are concluded for major long-term financial liabilities with floating interest rates. These enable the variable interest rates on the loans to be converted into fixed interest rates. Creditworthiness risks are not hedged.

At the end of the 2009/2010 financial year, the Group had interest swaps amounting to € 104,377k (2008/2009: € 107,987k), with which a transformation from floating interest commitments to fixed interest commitments was achieved. The fair value of the interest swaps amounted to € -4,572k as of February 28, 2010 (2008/2009: € -3,650k) and has been recognized under other liabilities. The terms of the interest rate swaps are congruent with the terms of the loans. All interest rate swaps fulfilled the requirements of hedge accounting at February 28, 2010. Changes in the fair values are recognized in the hedging reserve within equity.

The following table presents the maturities contractually agreed for the payments, i.e. the time at which the hedged item is recognized through profit or loss:

Start	End	Nominal value at 2.28.2010 in € 000s	Nominal value at 2.28.2009 in € 000s	Reference rate
6.30.2006	6.30.2011	80,000	80,000	6-month Euribor
9.30.2002	9.30.2017	11,470	12,950	3-month Euribor
9.30.2002	9.30.2017	7,794	8,800	3-month Euribor
12.30.1999	12.30.2014	3,068	3,681	6-month Euribor
12.30.1998	12.31.2013	2,045	2,556	3-month Eurolibor

The HORNBACH-Baumarkt-AG Group meets the hedge accounting requirement set out in IAS 39 in that it documents the relationship between the derivative financial instrument deployed as a hedging instrument and the hedged item, as well as the hedging objective and strategy, at the beginning of any hedging measure. This also includes an assessment of the effectiveness of the hedging instruments thereby deployed. The effectiveness of the hedging relationship is assessed prospectively using the critical terms match method. Retrospective effectiveness is calculated at each balance sheet date using the dollar offset method. A hypothetical derivative is taken as the hedged item. A hedging relationship is termed effective when the changes in the value of the hedging instrument and the hypothetical derivative are compensated by between 80% and 125%. Hedging relationships are cancelled without delay upon becoming ineffective.

Other hedging measures – foreign currency risk

The HORNBACH-Baumarkt-AG Group also deploys hedging measures which do not meet the hedge accounting requirements set out in IAS 39, but which nevertheless make an effective contribution towards hedging the Group's financial risks in line its risk management principles. For example, the HORNBACH-Baumarkt-AG Group hedges the foreign currency risks involved in select (planned) transactions, including the embedded foreign currency derivatives potentially resulting from the transactions, such as those involved in the purchase of merchandise in the Far East using US dollars, by working with forward exchange transactions or by making fixed deposit investments denominated in foreign currencies in the form of macro hedges.

The fair value of forward exchange transactions, including the embedded forward exchange transactions, amounted to € -981k at February 28, 2010 (2008/2009: € 57k). Of this sum, € 555k (2008/2009: € 254k) has been recognized under other assets and € 1,536k (2008/2009: € 197k) under other liabilities.

No fair value hedges or net investment in a foreign operation hedges have been undertaken to date.

Derivatives

The following table provides an overview of the nominal and fair values of derivative financial instruments as of the balance sheet date. The values of opposing transactions, such as foreign exchange purchases or sales, have been shown on a net basis. Nominal value totals are shown in the nominal value line without offsetting any opposing transactions.

2009/2010 financial year	Forward exchange transactions	Interest swaps	Total
Nominal value in € 000s	34,251	104,377	138,628
Fair value in € 000s (before deferred taxes)	(981)	(4,572)	(5,553)

2008/2009 financial year	Forward exchange transactions	Interest swaps	Total
Nominal value in € 000s	25,123	107,987	133,110
Fair value in € 000s (before deferred taxes)	57	(3,650)	(3,593)

(34) Share option plans

1999 share option plan

The Annual General Meeting of HORNBACH-Baumarkt-AG held on August 26, 1999 established a share option plan with the following principal features:

Subscription beneficiaries

A maximum of 1,500,000 subscription rights may be issued during the four-year term of the share option plan. Within this total, the following maximum allocations apply to the following groups:

	Number
Group 1: Members of the Board of Management of HORNBACH-Baumarkt-AG	128,000
Group 2: Members of management tiers below the Board of Management	1,100,000
Group 3: Managing directors of domestic and foreign subsidiaries	52,000
Group 4: Members of management tiers below the managing directors at domestic and foreign subsidiaries	220,000
	1,500,000

Tranches and acquisition periods

Four annual tranches are issued during the respective term. These are issued within two months of the announcement of the company's earnings for the third quarter of the financial year. The issue date for the tranches is thus the date of the corresponding resolution on the issue by the Board of Management and Supervisory Board.

Qualifying period and exercise period

The qualifying period amounts to two years following the issue of each tranche. After two years, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends seven years after the issue of the final tranche. These options could be exercised for the last time following the announcement of the earnings for third quarter of 2009/2010. Those options not exercised by the balance sheet date on February 28, 2010 have lapsed.

Subscription price

The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange on the ten trading days prior to the issue date of the subscription right.

Exercise hurdle and exercise window

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price, which ranges from € 22.25 to € 29.86 depending on the tranche in question, by at least 30% in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship

Subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required at the exercise date to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued in the 2009/2010 financial year on account of the acquisition period having expired.

The total number of subscription rights issued, including those converted in the 2009/2010 financial year and those attributable to employees who left the company or which changed hands, was as follows:

2009/2010 (number)	2.28.2009	Exercised	Lapsed	2.28.2010
To members of Group 1:	26,100	19,800	6,300	0
To members of Group 2:	240,740	130,040	110,700	0
To members of Group 3:	5,600	5,600	0	0
To members of Group 4:	30,680	8,000	22,680	0
	303,120	**163,440**	**139,680**	**0**

2008/2009 (number)	2.29.2008	Exercised	Lapsed	2.28.2009
To members of Group 1:	28,800	1,800	900	26,100
To members of Group 2:	288,410	42,790	4,880	240,740
To members of Group 3:	7,200	1,600	0	5,600
To members of Group 4:	43,770	8,850	4,240	30,680
	368,180	**55,040**	**10,020**	**303,120**

The share options were converted at a weighted average price of € 33.27 in the year under report (2008/2009: € 24.25).

The fourth tranche of the 1999 share option plan has been measured and recognized in accordance with IFRS 2 "Share-based Payment". The arithmetical value per share option for the fourth tranche of options issued in the 2002/2003 financial year amounts to € 3.89 per share option. This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. The exercise price of the share options amounts to € 22.25. Expenses of € 1k were accounted for in connection with the measurement of the share option plan in the 2009/2010 financial year (2008/2009: € 154k) and correspondingly recognized in equity. The volumes within this tranche developed as follows in the 2009/2010 financial year:

2009/2010 *(number)*	2.28.2009	Exercised	Lapsed	2.28.2010
To members of Group 1:	9,900	8,100	1,800	0
To members of Group 2:	112,475	73,245	39,230	0
To members of Group 3:	4,000	4,000	0	0
	126,375	**85,345**	**41,030**	**0**

2008/2009 (number)	2.29.2008	Exercised	Lapsed	2.28.2009
To members of Group 1:	11,700	900	900	9,900
To members of Group 2:	134,905	20,910	1,520	112,475
To members of Group 3:	5,200	1,200	0	4,000
	151,805	**23,010**	**2,420**	**126,375**

2003 phantom stock plan

On the basis of a resolution dated July 7, 2003, the Board of Management of HORNBACH-Baumarkt-AG adopted a phantom stock plan to avoid any disadvantaging of members of management tiers below the managing directors at domestic and foreign subsidiaries (Group 4 of the 1999 share option plan). The introduction of the 2003 phantom stock plan is intended to provide such employees with the opportunity of also participating in the final tranche of the 1999 share option plan in a comparable manner in terms of the economic outcome.

The value of the option rights is directly dependent on the performance of the share of HORNBACH-Baumarkt-AG, but is exclusively based on payment of a cash amount. The direct acquisition of shares, as provided for in the 1999 share option plan, is not possible (cash-settled share-based payment).

Subscription beneficiaries and issue date

A total of 108,400 option rights were issued in a single tranche on July 7, 2003 for members of management tiers below the managing directors at domestic and foreign subsidiaries.

Qualifying period and exercise period

The option rights may be exercised for the first time following the conclusion of a qualifying period beginning on the issue date and expiring on February 3, 2005. Following the conclusion of the qualifying period, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ended on February 3, 2010. Those options not exercised by the balance sheet date on February 28, 2010 have lapsed.

Subscription price

The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange on the ten trading days prior to the issue date of the subscription right and amounts to € 22.25.

Exercise hurdle and exercise window

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price by at least 30% in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship

Subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required on the exercise date to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued in the 2009/2010 financial year on account of the acquisition period having expired.

The options showed the following developments:

	2009/2010 Number	2008/2009 Number
Total at beginning of financial year	37,055	48,535
Options lapsed	11,080	3,360
Options exercised	25,975	8,120
Total at balance sheet date	**0**	**37,055**

Due to the expiry of the exercise period the option was no longer valued as of the balance sheet date on February 28, 2010. At the balance sheet date on February 28, 2009, the option was valued at an amount of € 1.30. This calculation was based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation included an appropriate discount for the exercise hurdle and the exercise window. Income of € 48k was recognized in connection with the measurement of the share option plan in the 2009/2010 financial year (2008/2009: € 689k).

The average share price of HORNBACH-Baumarkt-AG amounted to € 31.85 in the 2009/2010 financial year (2008/2009: € 32.95).

(35) Sundry disclosures

Employees

The average number of employees was as follows:

	2009/2010	2008/2009
Salaried employees	12,190	11,891
Wage earners	161	171
Trainees	704	735
	13,055	**12,797**
of which: part-time employees	2,576	2,537

In terms of geographical regions, 8,079 of the average workforce were employed in Germany during the 2009/2010 financial year (2008/2009: 8,091) and 4,976 in other European countries (2008/2009: 4,706).

Auditor's fee

Following the merger of KPMG Europe LLP, since October 1, 2007 KPMG LLP (UK) and since October 1, 2008 KPMG Switzerland and KPMG Spain have been associate companies of KPMG AG Wirtschaftsprüfungsgesellschaft pursuant to § 271 (2) of the German Commercial Code (HGB). Furthermore, since April 1, 2009 KPMG Belgium and since October 1, 2009 KPMG Netherlands, KPMG Luxembourg and KPMG Turkey have also been associate companies of KPMG AG Wirtschaftsprüfungsgesellschaft pursuant to § 271 (2) of the German Commercial Code (HGB). The fees recognized as expenses in the 2009/2010 financial year for the auditor of the annual and consolidated financial statements of HORNBACH-Baumarkt-AG, KPMG AG Wirtschaftsprüfungsgesellschaft, were structured as follows:

	2009/2010 € 000s	2008/2009 € 000s
Auditing of financial statements	626	426
Other certification services	149	146
Tax advisory services	186	115
Other services	7	19
	968	**706**

Information on the German Corporate Governance Code

The annual Declaration of Conformity with the German Corporate Governance Code required by § 161 of the German Stock Corporation Act (AktG) was submitted by HORNBACH-Baumarkt-AG on December 16, 2009 and made available to shareholders on the company's homepage.

(36) Related party disclosures

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG has direct or indirect relationships with associated companies in the course of its customary business activities. These include the parent company HORNBACH HOLDING AG and its direct and indirect subsidiaries.

The associated companies are:
HORNBACH-Familien-Treuhandgesellschaft mbH

Parent company
HORNBACH HOLDING AG

Associates
HORNBACH Immobilien AG
Hornbach Baustoff Union GmbH

Subsidiaries and second-tier subsidiaries of associates
Union Bauzentrum Hornbach GmbH
Ruhland-Kallenborn & Co. GmbH
Ruhland-Kallenborn Grundstücksverwaltungsgesellschaft mbH
Robert Röhlinger GmbH
Etablissements Camille Holtz et Cie S.a., Phalsbourg
Saar-Lor Immobilière S.C.I., Phalsbourg
HIAG Immobilien Beta GmbH
HIAG Immobilien Gamma GmbH
HIAG Immobilien Delta GmbH
HIAG Immobilien Jota GmbH
HIAG Fastigheter i Göteborg AB
HIAG Fastigheter i Helsingborg AB
HIAG Fastigheter i Stockholm AB
HIAG Fastigheter i Göteborg Syd AB
HIAG Fastigheter i Botkyrka AB
HO Immobilien Omega GmbH
HR Immobilien Rho GmbH
HC Immobilien Chi GmbH
HM Immobilien My GmbH
Hornbach Real Estate Nederland B.V.
HORNBACH Immobilien HK s.r.o.
Hornbach Immobilien SK-BW s.r.o.
Hornbach Imobiliare SRL
HB Immobilien Bad Fischau GmbH
SULFAT GmbH & Co. Objekt Bamberg KG
SULFAT GmbH & Co. Objekt Düren KG
SULFAT GmbH & Co. Objekt Saarbrücken KG

The following principal transactions were performed with the associated companies:

	2009/2010 € 000s	2008/2009 € 000s
Rent and ancillary costs for rented DIY stores with garden centers and other real estate	59,666	55,500
Interest charge for group financing	214	204
Allocations paid for administration expenses	250	3,032
Allocations received for administration expenses	2,522	1,858
Purchase of non-current assets	664	817
Deliveries and services to HORNBACH HOLDING AG and its subsidiaries	62	120

At February 28, 2010 there were receivables of € 703k (2008/2009: € 734k) and liabilities of € 1,368k (2008/2009: € 2,775k) due to HORNBACH HOLDING AG and its subsidiaries. All transactions are undertaken at normal market prices and with customary delivery conditions.

HORNBACH HOLDING AG has provided guarantee declarations for liabilities at the HORNBACH-Baumarkt-AG Group amounting to € 617k (2008/2009: € 617k). Guarantee fees of € 214k (2008/2009: € 204k) were recognized as expenses at the HORNBACH-Baumarkt-AG Group in this respect during the year under report.

Otmar Hornbach, a former longstanding member of the Supervisory Board and Board of Management, is continuing to put his extensive experience at the company's service within the framework of a consulting agreement. These advisory services are remunerated by means of symbolic amount of one euro each month.

(37) Events after the balance sheet date

The Supervisory Board will pass resolution on the approval of the consolidated financial statements on May 18, 2010.

In March 2010, the HORNBACH DIY megastore with a garden center in Biel (Switzerland) was sold to an investor and let back on a long-term basis in the context of a sale and leaseback transaction. This transaction, originally expected in the fourth quarter of the 2009/2010 financial year, generated disposal gains of € 10k and an inflow of funds of around € 34 million in the real estate segment. The funds received are to be reinvested in full in the Group's further growth.

(38) Supervisory Board and Board of Management

The following persons were **members of the Board of Management** in the 2009/2010 financial year:

Steffen Hornbach Chairman
Graduate in Engineering

Roland Pelka Deputy Chairman
Graduate in Business Administration

Susanne Jäger
Businesswoman

Jürgen Schröcker
Graduate in Business Administration

Manfred Valder
Businessman

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for performing its duties for the Group in the 2009/2010 financial year amounted to € 3,955k (2008/2009: € 4,399k). Of this sum, € 1,315k (2008/2009: € 1,099k) related to fixed compensation and € 2,640k (2008/2009: € 3,300k) to performance-related components. The members of the Board of Management owned a total of 35,300 shares (2008/2009: 21,755) in HORNBACH-Baumarkt-AG at the balance sheet date on February 28, 2010.

The following persons were **members of the Supervisory Board** in the 2009/2010 financial year:

As representatives of the shareholders

Albrecht Hornbach Chairman of the Board of Management HORNBACH HOLDING AG	Chairman
Dr. Wolfgang Rupf Managing Director of Rupf Industries GmbH and Rupf Engineering GmbH	Further Deputy Chairman
Martin Hornbach Member of the Board of Management Corivus AG	
Wolfger Ketzler Attorney and Tax Advisor Beiten Burkhardt Rechtsanwaltsgesellschaft mbH	
Véronique Laury-Deroubaix Group Commercial Director Kingfisher plc	since July 9, 2009
Paul Mir Group Commercial Director Kingfisher plc (until June 21, 2009)	until April 22, 2009
Prof. Dr.-Ing. Jens P. Wulfsberg Professor of Production Technology Universität der Bundeswehr Hamburg	

As representatives of the employees

Kay Strelow Section Manager	Deputy Chairman for the trade unions
Jörg Heine Incoming Merchandise Manager	for salaried employees
Rudolf Helfer Senior Occupational Safety Specialist	for salaried employees
Sabine Hoffmann Customer Service Employee	for salaried employees
Christian Lilie District Manager	for managerial employees
Johannes Otto Assistant Store Manager	for the trade unions

The total compensation of the Supervisory Board amounted to € 211k during the 2009/2010 financial year (2008/2009: € 205k). Of this sum, € 95k (2008/2009: € 92k) related to basic compensation, € 78k (2008/2009: € 75k) to performance-related compensation and € 38k (2008/2009: € 38k) to committee activities. The members of the Supervisory Board owned a combined total of 32,890 shares in HORNBACH-Baumarkt-AG at the balance sheet date (2008/2009: 19,390).

Mandates in supervisory boards and other control bodies (Disclosures pursuant to § 285 Number 10 HGB)

Members of the Supervisory Board
a) Membership of statutory supervisory boards
b) Membership of comparable control bodies

Albrecht Hornbach
a) HORNBACH Immobilien AG (Chairman)
b) Redcliffe Exploration Inc. since September 9, 2009

Dr. Wolfgang Rupf
a) HORNBACH HOLDING AG (Chairman)
IVA Valuation & Advisory AG (formerly: GC Corporate Finance AG) (Deputy Chairman)
b) Redcliffe Exploration Inc.

Martin Hornbach
b) Corivus Swiss AG (Chairman)

Wolfger Ketzler
a) RNR AG (Chairman) since January 1, 2010
HORNBACH HOLDING AG

Members of the Board of Management
a) Membership of statutory supervisory boards
b) Membership of comparable control bodies

Steffen Hornbach
a) HORNBACH Immobilien AG

Roland Pelka
a) HORNBACH Immobilien AG (Deputy Chairman)
WASGAU Produktions & Handels AG

Bornheim bei Landau, April 27, 2010

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach

Roland Pelka

Susanne Jäger

Jürgen Schröcker

Manfred Valder

RESPONSIBILITY STATEMENT (BALANCE SHEET OATH)

We hereby affirm that, to the best of our knowledge, the consolidated financial statements give a true and fair picture of the assets, liabilities, financial position and results of operations of the Group in accordance with the applicable reporting principles, and the group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Bornheim bei Landau, April 27, 2010

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach
Roland Pelka

Susanne Jäger
Jürgen Schröcker

Manfred Valder

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, comprising the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the financial year from March 1, 2009 to February 28, 2010. The preparation of the consolidated financial statements and the group management report in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a (1) HGB are the responsibility of the company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined, primarily on a test basis, within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a (1) HGB, and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, April 27, 2010
KPMG AG
Wirtschaftsprüfungsgesellschaft

Bertram	Kunisch
German Public Auditor	German Public Auditor







IMPRINT

Published by
HORNBACH-Baumarkt-Aktiengesellschaft
Hornbachstrasse
76878 Bornheim bei Landau / Pfalz - Germany -
Telephone (+49) 0 63 48 / 60 - 00
Fax (+49) 0 63 48 / 60 - 40 00
info@hornbach.com
www.hornbach.com

Investor Relations
Telephone (+49) 0 63 48 / 60 - 23 20
invest@hornbach.com
www.hornbach-group.com

Design Concept and Production
colours ec gmbh
Neulandstraße 2 - 4
49084 Osnabrück - Germany -
info@colours.de
www.colours.de








A SPECIAL THANKS TO THOSE WHO HELPED US FOR THEIR FANTASTIC SUPPORT!



Sweden
Netherlands
Germany
Czech Republic
Luxembourg
Slovakia
Austria
Switzerland
Romania
LOCATIONS

Germany

Baden-Württemberg
Binzen
Esslingen
Göppingen
Heidelberg
Karlsruhe
Karlsruhe-Hagsfeld
Ludwigsburg
Mannheim
Mosbach
Pforzheim
Remseck
Rottweil
Schwetzingen
Sindelfingen
Sinsheim
Tübingen

Bavaria
Altötting
Bamberg
Erlangen
Fürth
Ingolstadt
Kempten
Munich-Freiham
Munich-Fröttmaning
Neu-Ulm
Nuremberg
Passau
Straubing
Würzburg

Berlin
Berlin-Bohnsdorf
Berlin-Mariendorf
Berlin-Marzahn
Berlin-Neukölln
Berlin-Weissensee

Brandenburg
Ludwigsfelde
Marquardt
Velten
Vogelsdorf

Bremen
Bremen
Bremen Weserpark
Bremerhaven

Hamburg
Hamburg-Eidelstedt

Hesse
Darmstadt
Frankfurt
Frankfurt-Niedereschbach
Hanau
Lohfelden (DIY megastore)
Lohfelden (garden center)
Mainz-Kastel
Wiesbaden

Lower Saxony
Braunschweig
Garbsen
Hanover-Linden
Isernhagen-Altwarmbüchern
Oldenburg
Osnabrück
Wilhelmshaven
Wolfsburg

North Rhine-Westphalia
Bielefeld
Datteln
Dortmund
Duisburg
Essen
Gelsenkirchen
Gütersloh
Herne
Krefeld
Moers
Mönchengladbach
M'gladbach-Reststrauch
Münster
Niederzier
Paderborn
Wuppertal

Rhineland-Palatinate
Bornheim
Kaiserslautern
Koblenz
Ludwigshafen
Mainz
Pirmasens
Trier
Worms

Saarland
Neunkirchen (garden center)
Saarbrücken

Saxony
Chemnitz
Dresden
Dresden-Prohlis
Görlitz
Leipzig

Saxony-Anhalt
Magdeburg

Schleswig-Holstein
Kiel

Thuringia
Jena

International

Austria
Ansfelden
Bad Fischau
Brunn a.G.
Gerasdorf
Hohenems
Krems
Leoben
Seiersberg
St. Pölten
Vienna-Stadlau
Wels

Czech Republic
Brno
Hradec Kralové
Olomouc
Ostrava
Prague-Czerny Most
Prague-Repy

Luxembourg
Bertrange

Netherlands
Alblasserdam
Geleen
Groningen
Kerkrade
Nieuwegein
Tilburg
Wateringen
Zaandam

Romania
Bucharest-South
Bucharest-West
Brasov *

Slovakia
Bratislava
Kosice

Sweden
Gothenburg
Malmö
Stockholm-Botkyrka

Switzerland
Biel
Etoy
Galgenen *
Littau
Villeneuve

* newly opened in 2009/2010 financial year

INTERIM REPORT
HORNBACH-BAUMARKT-AG GROUP

1st QUARTER 2010/2011
(MARCH 1 – MAY 31, 2010)

HORNBACH
Es gibt immer was zu tun.

HORNBACH-BAUMARKT-AG GROUP

Interim Report for the 1st Quarter of 2010/2011

(March 1 – May 31, 2010

Key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	1st Quarter 2010/2011	1st Quarter 2009/2010	Change %
Net sales	**779.9**	**774.8**	**0.7**
of which: in other European countries	326.3	312.6	4.4
Like-for-like sales growth	(2.0)%	1.5%	
Gross margin as % of net sales	37.7%	36.8%	
EBITDA	62.4	63.2	(1.2)
Earnings before interest and taxes (EBIT)	**49.6**	**49.6**	**0.0**
Consolidated earnings before taxes	46.9	44.4	5.7
Consolidated net income	33.7	33.1	2.0
Basic earnings per share in €	2.12	2.10	1.0
Investments	11.7	27.4	(57.3)

Misc. key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	May 31, 2010	February 28, 2010	Change %
Total assets	1,577.8	1,439.4	9.6
Shareholders' equity	691.2	654.7	5.6
Shareholders' equity as % of total assets	43.8%	45.5%	
Number of stores	131	131	0.0
Sales area in 000 m² (based on BHB)	1,482	1,480	0.1
Number of employees	12,742	12,640	0.8

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Summary

- Pleasing earnings performance in first quarter of 2010/2011
- At € 49.6 million, EBIT matches high previous year's figure
- Poor weather places damper on gardening season: consolidated sales up 0.7%
- Like-for-like sales: slight year-on-year decline at Group – five out of nine countries post sales growth

All in all, the HORNBACH-Baumarkt-AG Group can afford to be satisfied with its start to the new 2010/2011 financial year. Poor spring weather conditions meant that the Group's sales performance in the first quarter (March 1 to May 31, 2010) was somewhat subdued. Thanks to an improved gross margin, however, the Group managed to maintain its earnings at the strong level seen in the previous year. Consolidated sales showed slight growth of 0.7% to € 779.9 million in the first three months (previous year: € 774.8m). Currency-adjusted like-for-like sales fell 2.0% short of the previous year's figure. Having said this, we achieved like-for-like sales growth, in some cases substantial, in five of the nine countries where we operate our DIY megastores with garden centers. Earnings showed pleasing developments in the first three months of the current financial year. At € 49.6 million, operating earnings (EBIT) matched the previous year's figure. Net income for the period increased by 2.0% to € 33.7 million (previous year: € 33.1m). Basic earnings per share are reported at € 2.12 for the first quarter (previous year: € 2.10).

Earnings, Financial and Net Asset Situation

Development in HORNBACH's store network

No new HORNBACH DIY megastores with garden centers were opened in the first quarter of 2010/2011. As of May 31, 2010, we were operating 131 retail outlets across the Group (February 28, 2010: 131). Of these, an unchanged total of 92 stores are in Germany, while 39 stores are located in other European countries. Total sales areas at the HORNBACH-Baumarkt-AG Group most recently amounted to around 1,482,000 m². The HORNBACH DIY megastores with garden centers have an average size of more than 11,300 m².

Sales performance

The Group's sales performance in the first three months of the 2010/2011 financial year (March 1, 2010 to February 28, 2011) was affected by extended periods of very cold, wet weather. This led to a decline in sales in the garden product division. The other product divisions, namely hardware/electrical, paint/wallpaper/flooring, construction materials/timber/prefabricated construction components and sanitary/tiles, by contrast, witnessed more or less stable customer demand or reported slight sales growth. All in all, the spring season was subdued compared with the previous year. Consolidated sales increased by 0.7% to € 779.9 million (previous year: € 774.8m). On a like-for-like basis, i.e. excluding sales at stores newly opened in the past twelve months and net of currency items, sales fell by 2.0% across the Group. The various regions showed a variety of developments in this respect. We achieved like-for-like sales growth, substantial in some cases, in five of the nine countries where we operate our HORNBACH DIY megastores with garden centers. Including currency items in the non-euro countries of Romania, Sweden, Switzerland and the Czech Republic, the Group's like-for-like sales decreased only 0.8%.

- **Germany**

Total sales in Germany eased slightly by 1.9% to € 453.6 million (previous year: € 462.2m). Like-for-like sales showed similar developments, decreasing by 2.3%. March was very frosty through to the middle of the month, with sales only gaining significant ground in the second half of the month, nevertheless sufficiently so to ensure pleasing like-for-like sales growth for the month as a whole. Whereas April 2009 had stood out on account of its double-digit sales growth, in April 2010 we were unable to match this high standard. May, which witnessed unusually cool and rainy weather, placed a significant damper on our garden sales, thus also dragging down like-for-like sales. We failed to outperform the sector average in the first quarter of 2010/2011. With its combined garden centers. HORNBACH dedicates a significantly above-average proportion of its sales areas to garden products. and was thus more exposed to the negative impact on customer demand of weather conditions than were its competitors on average.

- **Other European countries**

Due to the Group's expansion. sales at the international HORNBACH DIY megastores with garden centers grew by 4.4% in the period under report to reach € 326.3 million (previous year: € 312.6m). The international share of consolidated sales at HORNBACH-Baumarkt-AG therefore grew year-on-year from 40.3% to 41.8% in the first quarter. At 1.5%. the decline in like-for-like sales net of currency items was less marked in other European countries than in Germany. This slight reduction was mainly attributable to lower sales in the Czech Republic and Romania. where the economic recovery from the financial crisis is progressing more slowly than in most other countries in our European network. In Slovakia. by contrast, we posted sales growth. Apart from in the Netherlands, we boosted our like-for-like sales, in some cases substantially, in all other West European countries. Including currency items, like-for-like sales in other European countries grew by 1.4% in the first quarter.

Earnings performance

The following information refers to the earnings performance of the HORNBACH-Baumarkt-AG Group. Information about the performance of the "DIY stores" and "Real estate" segments can be found in the segment report in the notes to the financial statements (Page 13).

Earnings showed pleasing developments in the period under report from March to May 2010 in spite of the slight decline in like-for-like sales. Earnings chiefly benefited from a substantial increase in the gross margin. The gross profit rose as a percentage of net sales across the Group from 36.8% to 37.7%. This increase in the gross margin was in turn chiefly driven by a reduction in average procurement prices. Due mainly to higher personnel and operating expenses, the Group's selling and store expense rose 2.7% to € 218.9 million (previous year: € 213.1m). The store expense ratio thus increased from 27.5% to 28.1%. Due to higher project-related expenses. the administration expense ratio rose slightly from 3.5% to 3.7%. As in the previous year's quarter, there were no significant non-operating earnings items. In March 2010, a new HORNBACH DIY megastore with a garden center in Switzerland (Biel) was sold and leased back on a long-term basis. Apart from € 10k (net balance), no disposal gains were incurred. This sale and leaseback transaction was originally scheduled to take place in the 2009/2010 financial year already.

With operating earnings (EBIT) of € 49.6 million in the first quarter of 2010/2011. the Group successfully matched the strong previous year's figure. Net financial expenses improved from minus € 5.3 million to minus € 2.7 million on account of currency gains. As a result, earnings before taxes rose 5.7% to € 46.9 million, up from € 44.4 million in the previous year. After taxes, net income for the period amounted to € 33.7 million (previous year: € 33.1m). Basic earnings per share are reported at € 2.12 for the first quarter (previous year: € 2.10).

Financial and net asset position

Investments dropped from € 27.4 million to € 11.7 million. Unlike in the previous year, no new store opening took place in the first three months of the financial year. Around 69% of investments were channeled into plant and office equipment at new and existing stores, as well as in intangible assets, while the rest was invested in land and buildings. Investments were financed in full from the cash flow of € 102.4 million from operating activities (previous year: € 102.7m). Further information about the financing and investment activities of the HORNBACH-Baumarkt-AG Group can be found in the cash flow statement on Page 9.

Total assets grew to € 1,577.8 million as of May 31, 2010, up 9.6% on the balance sheet date as of February 28, 2010. Cash and cash equivalents are reported at € 415.4 million (February 28, 2010: € 295.6m). Shareholders' equity as reported in the balance sheet rose by 5.6% compared with the previous reporting date to its current total of € 691.2 million. At 43.8%, the equity ratio remains pleasingly high (February 28, 2010: 45.5%). Cash and cash equivalents virtually offset financial debt. Net financial debt amounted to a mere € 0.7 million as of May 31, 2010.

Employees

At the reporting date on May 31, 2010, 12,742 individuals across Europe (February 28, 2010: 12,640) were in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Outlook

We reported at length on the macroeconomic, sector-specific, and strategic opportunities involved in the business activities of the HORNBACH-Baumarkt-AG Group in the outlook on Pages 68 to 74 of the 2009/2010 Annual Report. This basic assessment of the Group's medium to long-term development potential was still valid upon publication of this interim report. Based on current information, we can therefore confirm the earnings forecast for the current financial year formulated in the outlook in the 2009/2010 Annual Report (Pages 75 to 77). We are revising our forecast slightly in terms of our expansion and sales performance.

Three HORNBACH DIY megastores with garden centers are currently under construction. These relate to the locations in the Czech Republic, Romania and the Netherlands. The Dutch store is expected to be opened in November 2010, while operations are expected to begin at the Romanian and Czech stores in the fourth quarter. Due to delays in the issuing of the relevant permits, the opening of a further store in the Netherlands, originally scheduled to take place in the current financial year, will have to be postponed to the 2011/2012 financial year. Moreover, with regard to the gardening season it remains to be seen whether the sales momentum lost in the spring can be made up in the further course of the financial year. This uncertainty also impacts on the sales forecast. Sales at the HORNBACH-Baumarkt-AG Group for the financial year as a whole are expected to show low to medium single-digit percentage growth. We had originally forecast sales growth in a medium single-digit percentage range. No further sale and leaseback transactions are budgeted for the current financial year.

Our earnings forecast is unchanged on the information provided in our Annual Report. Accordingly, due mainly to higher project-related administration expenses and increased pre-opening expenses, operating earnings (EBIT) at the HORNBACH-Baumarkt-AG Group for the 2010/2011 financial year as a whole are expected to fall slightly short of the level seen in the 2009/2010 financial year (€ 114.9m).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Income Statement

€ million	1st Quarter 2010/2011	1st Quarter 2009/2010	Change %
Sales	779.9	774.8	0.7
Cost of goods sold	486.1	489.6	(0.7)
Gross profit	**293.8**	**285.2**	**3.0**
Selling and store expenses	218.9	213.1	2.7
Pre-opening expenses	0.5	0.8	(29.5)
General and administration expenses	28.8	27.4	5.2
Other income and expenses	4.1	5.7	(28.2)
Earnings before interest and taxes (EBIT)	**49.6**	**49.6**	**0.0**
Other interest and similar income	0.6	1.0	(41.7)
Other interest and similar expenses	5.8	6.1	(4.7)
Other financial result	2.5	(0.2)	
Net financial expenses	**(2.7)**	**(5.3)**	**(47.9)**
Consolidated earnings before taxes	**46.9**	**44.4**	**5.7**
Taxes on income	13.2	11.3	16.5
Consolidated net income	**33.7**	**33.1**	**2.0**
Basic earnings per share in €	2.12	2.10	1.0
Diluted earnings per share in €	n.a.	2.09	

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s

Statement of Comprehensive Income for the Period

€ million	1st Quarter 2010/2011	1st Quarter 2009/2010
Consolidated net income	**33.7**	**33.1**
Measurement of derivative financial instruments (cash flow hedge)		
Measurement of derivative hedging instruments directly in equity	(0.3)	(0.6)
Gains and losses from measurement of derivative financial instruments transferred to profit or loss	0.7	0.2
Exchange differences arising on the translation of foreign subsidiaries	2.5	1.7
Deferred taxes on gains and losses recognized directly in equity	(0.1)	0.1
Other comprehensive income	**2.8**	**1.5**
Total comprehensive income	**36.5**	**34.5**

Rounding up or down may lead to discrepancies between totals

Balance Sheet

Assets	May 31, 2010		February 28, 2010	
	€ million	%	€ million	%
Non-current assets				
Intangible assets	20.6	1.3	19.6	1.4
Property, plant, and equipment	567.9	36.0	567.3	39.4
Investment property	12.8	0.8	12.8	0.9
Financial assets	1.1	0.0	1.1	0.0
Non-current receivables and other assets	8.3	0.5	8.2	0.6
Non-current income tax receivables	7.4	0.5	7.3	0.5
Deferred tax assets	13.1	0.8	13.5	0.9
	631.3	**40.0**	**629.9**	**43.8**
Current assets				
Inventories	463.9	29.4	428.0	29.7
Other receivables and assets	60.8	3.9	46.7	3.2
Income tax receivables	5.5	0.4	4.1	0.3
Cash and cash equivalents	415.4	26.3	295.6	20.5
Non-current assets held for sale and disposal groups	1.0	0.1	35.1	2.4
	946.6	**60.0**	**809.5**	**56.2**
	1,577.8	**100.0**	**1,439.4**	**100.0**

Equity and liabilities	May 31, 2010		February 28, 2010	
	€ million	%	€ million	%
Shareholders' equity				
Share capital	47.7	3.0	47.7	3.3
Capital reserve	143.6	9.1	143.6	10.0
Revenue reserves	499.9	31.7	463.4	32.2
	691.2	**43.8**	**654.7**	**45.5**
Non-current liabilities				
Non-current financial debt	392.1	24.8	395.0	27.4
Deferred tax liabilities	42.9	2.7	43.6	3.0
Other non-current liabilities	23.2	1.5	23.1	1.6
	458.2	**29.0**	**461.7**	**32.1**
Current liabilities				
Current financial debt	24.0	1.5	27.0	1.9
Trade payables and other liabilities	299.4	19.0	217.1	15.1
Income tax liabilities	28.9	1.8	18.9	1.3
Other provisions and accrued liabilities	76.0	4.8	60.0	4.2
	428.4	**27.2**	**323.0**	**22.4**
	1,577.8	**100.0**	**1,439.4**	**100.0**

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Statement of Changes in Equity

1st Quarter 2009/2010 € million	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves	Total equity
Balance at March 1, 2009	**47.2**	**140.2**	**(3.6)**	**6.7**	**400.9**	**591.3**
Consolidated net income					33.1	33.1
Measurement of derivative financial instruments (cash flow hedge), net after taxes			(0.3)			(0.3)
Foreign currency translation				1.7		1.7
Total comprehensive income			**(0.3)**	**1.7**	**33.1**	**34.5**
Balance at May 31, 2009	**47.2**	**140.2**	**(3.9)**	**8.4**	**433.9**	**625.8**

1st Quarter 2010/2011 € million	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves	Total equity
Balance at March 1, 2010	**47.7**	**143.6**	**(3.5)**	**12.4**	**454.5**	**654.7**
Consolidated net income					33.7	33.7
Measurement of derivative financial instruments (cash flow hedge), net after taxes			0.3			0.3
Foreign currency translation				2.5		2.5
Total comprehensive income			**0.3**	**2.5**	**33.7**	**36.5**
Balance at May 31, 2010	**47.7**	**143.6**	**(3.2)**	**14.9**	**488.2**	**691.2**

Rounding up or down may lead to discrepancies between totals.

Cash Flow Statement

€ million	1st Quarter 2010/2011	1st Quarter 2009/2010
Consolidated net income	**33.7**	**33.1**
Depreciation and amortization of non-current assets	12.8	13.5
Change in provisions	0.2	0.2
Gains/losses on disposals of non-current assets	(0.1)	(0.1)
Change in inventories, trade receivables and other assets	(49.7)	(11.4)
Change in trade payables and other liabilities	104.6	65.0
Other non-cash income/expenses	0.9	2.4
Cash flow from operating activities	**102.4**	**102.7**
Proceeds from disposal of non-current assets and of non-current assets held for sale	34.6	0.3
Payments for investments in property, plant, and equipment	(9.3)	(26.8)
Payments for investments in intangible assets	(2.4)	(0.6)
Cash flow from investing activities	**22.9**	**(27.1)**
Repayment of long-term debt	(4.3)	(4.5)
Change in current financial debt	(1.3)	(7.8)
Cash flow from financing activities	**(5.6)**	**(12.3)**
Cash-effective change in cash and cash equivalents	119.7	63.3
Changes in cash and cash equivalents due to changes in exchange rates	0.1	0.4
Cash and cash equivalents at March 1	295.6	236.1
Cash and cash equivalents at May 31	**415.4**	**299.7**

Rounding up or down may lead to discrepancies between totals.

The cash flow from operating activities was reduced by € 5.2 million on account of income tax payments (previous year: € 3.5m) and by € 10.2 million on account of interest payments (previous year: € 10.0m) and increased by € 0.6 million on account of interest received (previous year: € 1.0m).

The other non-cash income/expenses item largely consists of unrecognized foreign currency differences and deferred taxes.

Notes to the Group Interim Report as of May 31, 2010

(1) Accounting principles

This unaudited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the 1st quarter as of May 31, 2010 has been prepared in accordance with § 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The HORNBACH Group has implemented all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) requiring mandatory application in the European Union for the first time from the 2010/2011 financial year.

The revised version of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements" will lead to changes in the presentation of business combinations in future. Initial application of the revised standard will affect the Group's net asset, financial and earnings position in line with the scale of the relevant business combination. Changes in the level of shareholding held in subsidiaries already fully consolidated not leading to any loss of control will continue to be offset directly against equity.

The application of the other International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee requiring application for the first time from the 2010/2011 financial year has not had any implications for the Group's net asset, financial and earnings position.

Otherwise, the accounting principles applied when preparing the interim report correspond to those applied in the consolidated financial statements as of February 28, 2010. The Group has made additional application of IAS 34 "Interim Financial Reporting". Pursuant to IAS 34 "Interim Financial Reporting", income tax expenses for the 1st quarter have been calculated using the average annual tax rate expected for the financial year as a whole. This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2009/2010 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report is also consistent with German Accounting Standard No. 16 (DRS 16) - Interim Reporting - of the German Accounting Standards Committee (DRSC).

(2) Scope of consolidation

There were no changes in the scope of consolidation in the first quarter of 2010/2011.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally reports a weaker business performance in the autumn and winter than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first quarter. The business performance in the first three months as of May 31, 2010 does not necessarily provide an indication for the year as a whole.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	1st Quarter 2010/2011	1st Quarter 2009/2010	Change %
Other income	4.8	6.5	(25.6)
Other expenses	0.7	0.8	(6.7)
Other income and expenses	**4.1**	**5.7**	**(28.2)**

Percentages calculated on basis of € 000s. Rounding up or down may lead to discrepancies between totals

The other income reported for the first quarter of 2010/2011 includes operating income of € 4.6 million (previous year: € 6.5m) and non-operating income of € 0.2 million (previous year: € 0.0m). Operating income mainly consists of advertising grants, other supplier credits, as well as ancillary revenues at the DIY stores with garden centers and income from allocations within the HORNBACH HOLDING AG Group. The non-operating income for the first quarter of 2010/2011 results from the sale of a DIY store property. This was leased back on a long-term basis together with the relevant land within the framework of an operating lease. There is the option of extending the letting period following expiry of the fixed term.

The other expenses for the first quarter of 2010/2011 consist of operating expenses of € 0.5 million (previous year: € 0.7m) and non-operating expenses of € 0.2 million (previous year: € 0.1m). Operating expenses mainly involve losses incurred in connection with damages and with disposals of non-current assets. Non-operating expenses for the first quarter of 2010/2011 result from the sale of a piece of land disposed of in the sale and leaseback transaction referred to above. The DIY store property and the land had previously been classified as held for sale. The non-operating expenses reported for the previous year resulted from refurbishment measures.

(5) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 "Earnings per Share" as the quotient of the income attributable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares issued.

Basic earnings per share

	1st Quarter 2010/2011	1st Quarter 2009/2010
Weighted number of shares issued	15,903,500	15,740,060
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	33.7	33.1
Earnings per share in €	**2.12**	**2.10**

Diluted earnings per share

The dilutive effect in previous years was due to shares potentially arising within the 1999 share option plan. This share option plan could be exercised for the last time as of February 3, 2010. No further share option plans have been adopted. Accordingly, there were no dilutive effects as of May 31, 2010.

The diluted earnings per share reported in the previous year were structured as follows:

	1st Quarter 2009/2010
Weighted number of shares issued, including potential shares with a dilutive effect	15,788,993
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	33.1
Earnings per share in €	**2.09**

(6) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 118.2 million at the end of the first quarter as of May 31, 2010 (previous year: € 115.2m).

Depreciation and amortization totaling € 12.8 million was recognized on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first three months of the 2010/2011 financial year (previous year: € 13.5m).

(7) Contingent liabilities and other financial obligations

These mainly involve obligations in connection with rental, hiring, leasehold and leasing contracts for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS regulations (Operating Lease). These amounted to € 1,247.1 million at the end of the first quarter as of May 31, 2010 (February 28, 2010: € 1,276.0m).

(8) Related party disclosures

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with affiliated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions performed in the usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first quarter of 2010/2011.

(9) Segment report

1st Quarter 2010/2011 in € million 1st Quarter 2009/2010 in € million	DIY stores	Real estate	Headquarters and consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**779.7**	**30.8**	**(30.6)**	**779.9**
	774.6	29.6	(29.4)	774.8
Sales to third parties	779.6	0.0	0.0	779.6
	774.6	0.0	0.0	774.6
Rental income from external third parties	0.0	0.2	0.0	0.2
	0.0	0.2	0.0	0.2
Rental income from affiliated companies	0.0	30.6	(30.6)	0.0
	0.0	29.4	(29.4)	0.0
Segment earnings (EBIT)	**46.6**	**8.0**	**(5.0)**	**49.6**
	44.2	9.0	(3.6)	49.6
Depreciation and amortization	**8.0**	**2.8**	**2.0**	**12.8**
	9.0	2.6	2.0	13.6
EBITDA	**54.6**	**10.8**	**(3.0)**	**62.4**
	53.2	11.6	(1.6)	63.2
Segment assets	**783.6**	**455.1**	**313.2**	**1,551.8**
	789.4	468.4	236.1	1,493.9
of which: credit balances at banks	111.4	0.0	279.9	391.2
	61.8	0.0	199.4	261.2

Reconciliation in € million	1st Quarter 2010/2011	1st Quarter 2009/2010
Segment earnings (EBIT) before "Headquarters and consolidation"	**54.6**	**53.2**
Headquarters	(5.0)	(3.6)
Net financial expenses	(2.7)	(5.3)
Consolidated earnings before taxes	**46.9**	**44.4**

Rounding up or down may lead to discrepancies between totals.

Bornheim, July 1, 2010

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

FINANCIAL CALENDAR 2010

July 1, 2010	Interim Report: 1st Quarter of 2010/2011 as of May 31, 2010
July 8, 2010	Annual General Meeting Festhalle Landau, Landau/Pfalz
September 30, 2010	Half-Year Financial Report 2010/2011 as of August 31, 2010
December 21, 2010	Interim Report: 3rd Quarter of 2010/2011 as of November 30, 2010

Investor Relations
Axel Müller
Tel: (+49) 0 63 48 / 60 - 24 44
Fax: (+49) 0 63 48 / 60 - 42 99
invest@hornbach.com
Internet: www.hornbach-group.com

DISCLAIMER

HORNBACH
HOLDING AG


HORNBACH
Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Hornbach Group posts satisfactory start to 2010/2011 financial year

Pleasing first-quarter earnings performance

At € 59.6 million, EBIT matches high previous year's figure – consolidated sales up 0.8%

Neustadt a. d. Weinstrasse, July 1, 2010. **The Hornbach Group can afford to be satisfied with its start to the new 2010/2011 financial year. Its earnings performance in the first quarter of 2010/2011 (March 1 to May 31, 2010) latched seamlessly onto the successful performance in the previous year's period. At € 59.6 million, operating earnings (EBIT) at the overall Hornbach Holding AG Group matched the previous year's figure. The Group's net income for the period rose 2.0% to € 37.8 million, resulting in earnings per preference share of € 3.76 (previous year: € 3.72). An improvement in the gross margin enabled the Group to make up for subdued garden sales at its DIY stores with garden centers, which felt the effects of the poor weather in spring 2010. Consolidated sales showed slight growth of 0.8% to € 826.6 million in the first three months (previous year: € 819.8m).**

The 131 DIY megastores with garden centers operated across Europe by Hornbach-Baumarkt-AG, the Group's largest operating subgroup, increased their sales by 0.7% overall to € 779.9 million (previous year: € 774.8m). The sales performance in the first three months was affected by periods of very cold, wet weather. This led to a decline in sales in the garden product division. The other product divisions, by contrast, reported more or less stable or positive developments. On a like-for-like basis, i.e. excluding sales at stores newly opened in the past twelve months, and net of currency items, sales slipped 2.0%. Including currency items for the non-euro countries of Romania, Sweden, Switzerland, and the Czech Republic, like-for-like sales decreased by only 0.8% across the Group. Driven in particular by the positive development in the gross margin, the subgroup's operating earnings reached € 49.6 million, thus also matching the previous year's figure.

The Hornbach Baustoff Union GmbH subgroup provided further positive momentum. Sales at the unchanged total of 21 builders' merchants outlets improved by 3.6% to € 46.7 million in the first quarter of 2010/2011 (previous year: € 45.0m). Earnings showed clearly disproportionate growth.

The Hornbach Group can still point to very robust balance sheet figures. As of May 31, 2010, its equity ratio amounted to 41.2% (February 28, 2010: 42.4%). Cash and cash equivalents are reported at € 463.2 million (€ 335.1m). The Group expects to open three new DIY megastores with garden centers outside Germany by the end of the 2010/2011 financial year (February 28, 2011). Due to increased outlays to boost its market position, Hornbach expects its EBIT for the year as whole to fall slightly short of the level reported for the 2009/2010 financial year (overall Group: € 151.5m).

Further details can be found in the extensive interim reports of Hornbach Holding AG and Hornbach-Baumarkt-AG published and available for downloading in the "Investor Relations" section of the Group's website at www.hornbach-group.com.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com